Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

AMONG

EAGLE PARENT HOLDINGS L.P.,

EAGLE MERGER SUB 1 CORPORATION,

EAGLE MERGER SUB 2 CORPORATION,

EXTENDED STAY AMERICA, INC.

AND

ESH HOSPITALITY, INC.

Dated as of March 14, 2021

i

5.5	Consents and Approvals; No Conflicts	23
5.6	SEC Reports; Financial Statements; Undisclosed Liabilities	24
5.7	Litigation	25
5.8	Compliance with Laws; Permits	25
5.9	Absence of Certain Changes	26
5.10	Taxes	27
5.11	Material Contracts	29
5.12	Real and Personal Property	32
5.13	Intellectual Property	35
5.14	Environmental Matters	36
5.15	Employee Benefit Plans	37
5.16	Labor Matters	39
5.17	No Brokers	40
5.18	Opinion of Financial Advisor	40
5.19	Board Approval; Vote Required; Takeover Statutes	40
5.20	Insurance	41
5.21	Information Provided	41
5.22	Investment Company Act	42
5.23	No Other Representations or Warranties	42

Article VI CONDUCT OF BUSINESS PENDING THE MERGERS		42
6.1	Conduct of Business by the Paired Entities	42
6.2	Certain Tax Matters	47
6.3	Conduct of Business by Parent, MergerCo 1 and MergerCo 2 Pending the Mergers	47
6.4	Control of Operations	48

Article VII ADDITIONAL AGREEMENTS		48
7.1	Stockholders Meetings	48
7.2	Antitrust Filings	51
7.3	Efforts	52
7.4	Expenses	53
7.5	Acquisition Proposals	53
7.6	Officers’ and Directors’ Indemnification and Insurance	58
7.7	Access to Information; Confidentiality	61
7.8	Public Announcements	62
7.9	Employee Benefit Arrangements	63
7.10	Intentionally Omitted	65
7.11	Debt Financing Cooperation.	65
7.12	Transfer Taxes	69
7.13	Resignations	69
7.14	State Takeover Statutes	69
7.15	Section 16 Matters; Transaction Litigation; Deregistration and Delisting	69
7.16	Dividends.	70
7.17	Other Transactions; Parent-Approved Transactions	71
7.18	Senior Notes	72

ii

Article VIII CONDITIONS TO THE MERGERS		72
8.1	Conditions to the Obligations of Each Party to Effect the Mergers	72
8.2	Additional Conditions to Obligations of Parent, MergerCo 1 and MergerCo 2	73
8.3	Additional Conditions to Obligations of the Paired Entities	74
8.4	Frustration of Closing Conditions	74

Article IX TERMINATION, AMENDMENT AND WAIVER		75
9.1	Termination	75
9.2	Effect of Termination	77
9.3	Amendment	79
9.4	Extension; Waiver	79

Article X GENERAL PROVISIONS		79
10.1	Notices	79
10.2	Certain Definitions	81
10.3	Terms Defined Elsewhere	90
10.4	Interpretation	92
10.5	No Survival	93
10.6	Miscellaneous	94
10.7	Remedies	94
10.8	Assignment	96
10.9	Severability	96
10.10	Choice of Law/Consent to Jurisdiction	96
10.11	Gender Neutral	96
10.12	Disclosure Schedules	97
10.13	No Agreement Until Executed	97
10.14	Waiver of Jury Trial	97

EXHIBITS

Exhibit A	Form of REIT Opinion
Exhibit B	Form of REIT Certificate

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (the “Agreement”), dated as of March 14, 2021, is made by and among Eagle Parent Holdings L.P., a Delaware limited partnership (“Parent”), Eagle Merger Sub 1 Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“MergerCo 1”), Eagle Merger Sub 2 Corporation, a Delaware corporation and a wholly owned subsidiary of MergerCo 1 (“MergerCo 2”), Extended Stay America, Inc., a Delaware corporation (the “Company”), and ESH Hospitality, Inc., a Delaware corporation (“Hospitality” and together with the Company, the “Paired Entities”).

RECITALS

WHEREAS, the parties wish to effect a business combination through (i) the merger of MergerCo 1 with and into the Company, with the Company being the surviving corporation (the “Company Merger”), and (ii) the merger of MergerCo 2 with and into Hospitality, with Hospitality being the surviving corporation (the “Hospitality Merger,” and together with the Company Merger, the “Mergers”), in each case on the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”);

WHEREAS, the respective Boards of Directors of the Company (the “Company Board”) and Hospitality (the “Hospitality Board”) have each approved this Agreement, the Mergers and the other transactions contemplated by this Agreement and determined that this Agreement, the Mergers and the other transactions contemplated by this Agreement are advisable and in the best interest of their respective stockholders;

WHEREAS, the general partner of Parent, and the respective Boards of Directors of MergerCo 1 and MergerCo 2, have each approved this Agreement, the Mergers and the other transactions contemplated by this Agreement and determined that this Agreement, the Mergers and the other transactions contemplated by this Agreement are advisable and in the best interest of their respective stockholders or partners, and each of Parent, as the sole stockholder of MergerCo 1, and MergerCo 1, as the sole stockholder of MergerCo 2, has executed and delivered a written consent adopting this Agreement, in each case which consent will automatically be effective immediately after the execution and delivery of this Agreement by the parties hereto; and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and material inducement to the willingness of the Paired Entities to enter into this Agreement, each of Blackstone Real Estate Partners IX L.P. (the “Blackstone Sponsor”) and Starwood Distressed Opportunity Fund XII Global, L.P. (the “Starwood Sponsor” and, together with the Blackstone Sponsor, the “Guarantors”) is executing and delivering to the Paired Entities a limited guarantee, dated as of the date hereof (each, a “Limited Guarantee”), pursuant to which each such Guarantor is guaranteeing, in favor of the Paired Entities, certain of the obligations of Parent arising under or in connection with this Agreement and the transactions contemplated hereby, including in the aggregate the payment of the Parent Termination Fee, on the terms and subject to the conditions set forth in each such Limited Guarantee.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound, Parent, MergerCo 1, MergerCo 2 and the Paired Entities hereby agree as follows:

ARTICLE I
THE MERGERS

1.1          The Mergers.

(a)          Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Effective Time, the Company and MergerCo 1 shall consummate the Company Merger pursuant to which (i) MergerCo 1 shall be merged with and into the Company and the separate corporate existence of MergerCo 1 shall thereupon cease and (ii) the Company shall continue as the surviving corporation in the Company Merger (the “Company Surviving Corporation”) and shall continue to be governed by the laws of the State of Delaware. The Company Merger shall have the effects specified in the DGCL.

(b)          Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Effective Time, Hospitality and MergerCo 2 shall consummate the Hospitality Merger pursuant to which (i) MergerCo 2 shall be merged with and into Hospitality and the separate corporate existence of MergerCo 2 shall thereupon cease and (ii) Hospitality shall continue as the surviving corporation in the Hospitality Merger (the “Hospitality Surviving Corporation,” and together with the Company Surviving Corporation, the “Surviving Corporations”) and shall continue to be governed by the laws of the State of Delaware. The Hospitality Merger shall have the effects specified in the DGCL.

1.2         Effective Time.

(a)         At the Closing, the Company shall cause a certificate of merger relating to the Company Merger (the “Company Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware (“DSOS”) in accordance with the DGCL. The Company Merger shall become effective upon the time of filing of the Company Certificate of Merger with the DSOS, or at such later time or date as the parties hereto shall have agreed upon and specified in the Company Certificate of Merger in accordance with the DGCL as the effective time of the Company Merger.

(b)         At the Closing, Hospitality shall cause a certificate of merger relating to the Hospitality Merger (the “Hospitality Certificate of Merger” and, together with the Company Certificate of Merger, the “Certificate of Mergers”) to be executed and filed with the DSOS in accordance with the DGCL. The Hospitality Merger shall become effective upon the time of the filing of the Hospitality Certificate of Merger with the DSOS, or at such later time or date as the parties hereto shall have agreed upon and specified in the Hospitality Certificate of Merger in accordance with the DGCL as the effective time of the Hospitality Merger.

(c)          It is the intention of the parties hereto that the Mergers shall become effective at the same time, and that the Certificates of Merger shall be filed with the DSOS at the same time or provide for the same effective time. The date and time when the Mergers become effective is referred to herein as the “Effective Time.”

1.3         Closing. The closing of the Mergers (the “Closing”) shall take place remotely by electronic exchange of signatures at 9:00 a.m. (New York City time) on the third (3rd) Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver by the applicable party of the last of the conditions set forth in Article VIII (other than those conditions that by their terms or nature are to be satisfied at the Closing but subject to the satisfaction or, to the extent permitted by applicable Law, waiver by the applicable party of such conditions), or at such other place, time or date as Parent and the Paired Entities shall agree in writing; provided, that, if the Foreign Regulatory Approval Date shall not have occurred at the time of the satisfaction or waiver of the conditions set forth in Article VIII (other than those conditions that by their terms or nature are to be satisfied as of Closing), Parent may on one or more occasions elect to delay the Closing to a date that is no later than the earlier of (x) the third (3rd) Business Day after the Foreign Regulatory Approval Date and (y) the seventh (7th) Business Day prior to the End Date (the “Designated Closing Date”), by giving written notice to the Company (an “Extension Notice”) at least two Business Days immediately preceding the date that, but for such delivery of such Extension Notice, would have been the Closing Date (and, for the avoidance of doubt, Parent shall be entitled to provide one or more additional Extension Notices to delay the Closing to a date following such Designated Closing Date that is on or prior to the earlier of (x) the third (3rd) Business Day after the Foreign Regulatory Approval Date and (y) the seventh (7th) Business Day prior to the End Date, in which event the date specified in such additional Extension Notice(s) shall be the Designated Closing Date); provided, further, that if, on the Designated Closing Date, the conditions set forth in Article VIII are not satisfied or waived (other than those conditions that by their terms or nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver by the applicable party of such conditions), then the Closing shall occur on the third Business Day following the satisfaction or waiver of the conditions set forth in Article VIII (other than those conditions that by their terms or nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver by the applicable party of such conditions) or on such other date as may be mutually agreed to in writing by the parties hereto. The date on which the Closing is to occur pursuant to this Section 1.3 (after giving effect to any delay permitted pursuant to the foregoing sentence) is referred to as the “Closing Date.”

1.4         Certificate of Incorporation and Bylaws.

(a)          At the Effective Time, by virtue of the Company Merger, the amended and restated certificate of incorporation of the Company (the “Company Certificate of Incorporation”) shall be amended and restated to read in its entirety as the certificate of incorporation of MergerCo 1 reads immediately prior to the Effective Time except that the name of the Company Surviving Corporation shall be the name of the Company, the provision in the certificate of incorporation of MergerCo 1 naming its incorporator shall be omitted and the number of authorized shares of capital stock shall be amended to be sufficient to reflect the number of issued and outstanding shares of the Company Surviving Corporation immediately following the Effective Time. Such certificate of incorporation, as so amended, shall be the amended and restated certificate of incorporation of the Company Surviving Corporation until thereafter amended in accordance with applicable Law, but subject to Section 7.6. The Company Board shall take all actions necessary so that, at the Effective Time, the bylaws of the Company (the “Company Bylaws”) shall be amended so as to read in their entirety as the bylaws of MergerCo 1 read immediately prior to the Effective Time (except that the name of the Company Surviving Corporation referred to therein shall be the name of the Company). Such bylaws, as so amended, shall be the bylaws of the Company Surviving Corporation until thereafter amended in accordance with applicable Law, but subject to Section 7.6.

(b)         At the Effective Time, by virtue of the Hospitality Merger, the amended and restated certificate of incorporation of Hospitality (the “Hospitality Certificate of Incorporation”) shall be amended and restated to read in its entirety as the certificate of incorporation of MergerCo 2 reads immediately prior to the Effective Time except that the name of the Hospitality Surviving Corporation shall be the name of Hospitality, the provision in the certificate of incorporation of MergerCo 2 naming its incorporator shall be omitted and the number of authorized shares of capital stock shall be amended to be sufficient to reflect the number of issued and outstanding shares of the Hospitality Surviving Corporation immediately following the Effective Time. Such certificate of incorporation, as so amended, shall be the amended and restated certificate of incorporation of the Hospitality Surviving Corporation until thereafter amended in accordance with applicable Law, but subject to Section 7.6. The Hospitality Board shall take all actions necessary so that at the Effective Time, the bylaws of Hospitality (the “Hospitality Bylaws”) shall be amended so as to read in their entirety as the bylaws of MergerCo 2 read immediately prior to the Effective Time (except that the name of the Hospitality Surviving Corporation referred to therein shall be the name of Hospitality). Such bylaws, as so amended, shall be the bylaws of the Hospitality Surviving Corporation until thereafter amended in accordance with applicable Law, but subject to Section 7.6.

1.5         Directors and Officers.

(a)         The directors of MergerCo 1 immediately prior to the Effective Time shall be the directors of the Company Surviving Corporation from and after the Effective Time, and the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Company Surviving Corporation from and after the Effective Time, each to hold office in accordance with the amended and restated certificate of incorporation and the amended and restated bylaws of the Company Surviving Corporation.

(b)         The directors of MergerCo 2 immediately prior to the Effective Time shall be the directors of the Hospitality Surviving Corporation from and after the Effective Time, and the officers of Hospitality immediately prior to the Effective Time shall be the initial officers of the Hospitality Surviving Corporation from and after the Effective Time, each to hold office in accordance with the amended and restated certificate of incorporation and the amended and restated bylaws of the Hospitality Surviving Corporation.

ARTICLE II
EFFECT OF THE MERGERS ON THE CAPITAL STOCK
OF THE CONSTITUENT CORPORATIONS

2.1         Effect of the Company Merger on Company Capital Stock. At the Effective Time, by virtue of the Company Merger and without any action on the part of any holder thereof:

(a)         Each share of common stock, par value $0.01 per share, of MergerCo 1 issued and outstanding immediately prior to the Effective Time shall automatically be converted into one (1) validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Company Surviving Corporation (“Company Surviving Corporation Common Stock”).

(b)         Each share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time that is held in treasury by the Company immediately prior to the Effective Time (such shares held in treasury, the “Company Excluded Shares”) shall automatically be canceled and shall cease to be outstanding, and no cash or other consideration shall be delivered or deliverable in exchange therefor.

(c)         Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is held by Hospitality, any Paired Entities Subsidiary, Parent (or a permitted assign thereof pursuant to Section 10.8) or any Subsidiary of Parent (or a permitted assign thereof pursuant to Section 10.8) immediately prior to the Effective Time (such shares held by Hospitality, any Paired Entities Subsidiary, Parent (or a permitted assign thereof pursuant to Section 10.8) or any Subsidiary of Parent (or a permitted assign thereof pursuant to Section 10.8), collectively, the “Paired Entities/Parent-held Company Shares”) shall remain issued and outstanding as one share of Company Surviving Corporation Common Stock.

(d)         Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock that are Company Excluded Shares, Paired Entities/Parent-held Company Shares or Company Dissenting Shares) shall automatically be canceled and shall cease to be outstanding, and shall be converted into the right to receive (i) $11.69 per share, in cash, without any interest thereon plus (ii) the Company Additional Consideration, if any, without any interest thereon (such sum, the “Company Merger Consideration”). The Company Merger Consideration shall be subject to adjustment as contemplated by Section 3.2 and Section 7.16(b).

2.2         Effect of the Hospitality Merger on Hospitality Capital Stock. At the Effective Time, by virtue of the Hospitality Merger and without any action on the part of any holder thereof:

(a)         Each share of common stock, par value $0.01 per share, of MergerCo 2 issued and outstanding immediately prior to the Effective Time shall automatically be canceled and shall cease to be outstanding, and no cash or other consideration shall be delivered or deliverable in exchange therefor.

(b)         Each share of class B common stock, par value $0.01 per share, of Hospitality (“Hospitality Class B Common Stock”) that is held in treasury by Hospitality immediately prior to the Effective Time (such shares of Hospitality Class B Common Stock held in treasury by Hospitality, the “Hospitality Excluded Shares” and, together with the Company Excluded Shares, the “Excluded Shares”) shall automatically be canceled and shall cease to be outstanding, and no cash or other consideration shall be delivered or deliverable in exchange therefor.

(c)         Each share of class A common stock, par value $0.01 per share, of Hospitality (“Hospitality Class A Common Stock”) and Hospitality Class B Common Stock that is held by the Company, any of the Paired Entities Subsidiaries, Parent (or a permitted assign thereof pursuant to Section 10.8) or any Subsidiary of Parent (or a permitted assign thereof pursuant to Section 10.8) immediately prior to the Effective Time (such shares of Hospitality Class A Common Stock and Hospitality Class B Common Stock held by the Company, any of the Paired Entities Subsidiaries, Parent (or a permitted assign thereof pursuant to Section 10.8) or any Subsidiary of Parent (or a permitted assign thereof pursuant to Section 10.8), collectively, the “Paired Entities/Parent-held Hospitality Shares” and, together with the Paired Entities/Parent-held Company Shares, the “Paired Entities/Parent-held Shares”) shall remain issued and outstanding as one share of common stock, par value $0.01 per share, of the Hospitality Surviving Corporation (“Hospitality Surviving Corporation Common Stock”).

(d)         Each share of Hospitality Class B Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Hospitality Class B Common Stock that are Hospitality Excluded Shares, Paired Entities/Parent-held Hospitality Shares or Hospitality Dissenting Shares) shall automatically be canceled and shall cease to be outstanding, and shall be converted into the right to receive (i) $7.81 per share, in cash, without any interest thereon plus (ii) the Hospitality Additional Consideration, without any interest thereon (such sum, the “Hospitality Merger Consideration” and, together with the Company Merger Consideration, the “Merger Consideration”).  The Hospitality Merger Consideration shall be subject to an adjustment as contemplated by Section 3.2 and Section 7.16(a).

(e)          Each share of series A preferred stock, no par value per share, of Hospitality (“Hospitality Preferred Stock”) issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding.

2.3         Restricted Stock Units.

(a)         Immediately prior to the Effective Time, each outstanding restricted stock unit (each, a “Stock Unit”) under any of the Equity Plans (whether vested or unvested), except for those Stock Units listed on Section 2.3(a) of the Paired Entities Disclosure Schedule, shall, automatically and without any action on the part of the holder thereof, be cancelled and converted into, and the holder thereof shall be entitled to the right to receive, without interest, an amount in cash equal to the sum of (1) the product obtained by multiplying (i) the total number of Paired Common Shares issuable in respect of such Stock Unit immediately prior to the Effective Time (assuming for this purpose that in respect of each such outstanding Stock Unit subject to performance vesting conditions, performance was achieved at the greater of (x) actual level of achievement as of the Closing Date for each performance period then in process measured against the applicable performance goal, pro-rated through the Closing Date, and (y) the “target” level of achievement) by (ii) the Merger Consideration and (2) the dividend equivalents payable pursuant to the applicable award agreement in respect of each Paired Common Share issuable in respect of such Stock Unit, which are accrued and unpaid as of immediately prior to the Effective Time (and which, for the avoidance of doubt, will include the Special Dividend declared pursuant to Section 7.16(b)). All payments in respect of the Stock Units shall be made through the payroll of the Company Surviving Corporation and/or the Hospitality Surviving Corporation as promptly as reasonably practicable (but no later than the first subsequent payroll date) after the Effective Time.  Notwithstanding anything to the contrary in this Section 2.3, any payment in respect of a Stock Unit that, immediately prior to the Effective Time, was subject to Section 409A of the Code, shall be made at such time is required to comply with Section 409A of the Code.

(b)         At or prior to the Effective Time, the Company, Hospitality, the Company Board, the Hospitality Board and the compensation committees of the Company Board and the Hospitality Board, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the provisions of Section 2.3(a) and to ensure that, following the transactions contemplated by this Agreement, no Stock Units shall exist (and no holder of any rights in respect thereof shall have any further rights other than as expressly contemplated by this Section 2.3).

ARTICLE III
PAYMENT FOR SHARES; DISSENTING SHARES

3.1         Payment for Company Common Stock; and Hospitality Class B Common Stock.

(a)         Prior to the Closing, Parent shall (x) designate a bank or trust company (reasonably acceptable to the Paired Entities) to act as paying agent (the “Paying Agent”) for the holders of shares of Company Common Stock and Hospitality Class B Common Stock immediately prior to the Effective Time (excluding such shares that are Excluded Shares, Paired Entities/Parent-held Shares or Dissenting Shares) (the “Eligible Shares”) and to receive all funds necessary for the Paying Agent to make payments in respect of the Eligible Shares pursuant to Sections 2.1(d) and 2.2(d) (such cash being hereinafter referred to as the “Payment Fund”) and (y) enter into an agreement (a “Paying Agent Agreement”) (reflecting the terms set forth in this Agreement and otherwise in form and substance reasonably acceptable to the Paired Entities) with such bank or trust company to act as the Paying Agent. At the Closing, Parent shall deposit, or cause to be deposited, with the Paying Agent, in trust for the benefit of the holders of Eligible Shares, the Payment Fund. In the event the Payment Fund is insufficient to make payments, Parent shall promptly deposit, or cause to be deposited, additional cash with the Paying Agent in an amount which is equal to the deficiency in the amount required to make such payments. Except as expressly provided for in this Agreement, the Payment Fund shall not be used for any purpose other than to fund payments in respect of the Eligible Shares pursuant to Sections 2.1(d), and 2.2(d). The Paying Agent shall invest cash included in the Payment Fund if and as directed by Parent; provided that (i) no such investment shall relieve Parent or the Paying Agent from making the payments required by this Agreement, and following any losses Parent shall promptly provide additional funds to the Paying Agent for the benefit of the holders of Eligible Shares in the amount of such losses, and (ii) any investment shall be in obligations of or guaranteed as to principal and interest by the U.S. government in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Financial Services, LLC, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion (based on the most recent financial statements of such bank that are then publicly available), or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding thirty (30) days. Any interest and other income resulting from such investments shall become a part of the Payment Fund, and any amounts (if any) in excess of the amounts payable in respect of the Eligible Shares pursuant to Sections 2.1(d) and 2.2(d) shall be promptly returned to Parent, the Company Surviving Corporation or Hospitality Surviving Corporation, as requested by Parent.

(b)         Promptly after the Effective Time, and in any event no later than the third (3rd) Business Day thereafter, Parent shall cause the Paying Agent to provide to each holder of record of a certificate formerly representing any Eligible Shares (each, a “Certificate”) or a book-entry account formerly representing any of the Eligible Shares (each, a “Book-Entry Shares”) not held through The Depository Trust Company (“DTC”) notice advising such holders of the effectiveness of the Mergers, which notice shall include (I) appropriate transmittal materials (including a customary letter of transmittal) specifying that delivery shall be effected, and risk of loss and title to the Certificates or such Book-Entry Shares shall pass only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 3.1(i)) or the surrender of such Book-Entry Shares to the Paying Agent (which is deemed to have been effected upon the delivery of a customary “agent’s message” with respect to such Book-Entry Shares or such other evidence reasonably acceptable to Parent or the Paying Agent, if any, of such surrender), as applicable, and (II) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 3.1(i)) or the Book-Entry Shares to the Paying Agent in exchange for the Company Merger Consideration and/or Hospitality Merger Consideration that such holder is entitled to receive as a result of the Mergers pursuant to Sections 2.1(d) and 2.2(d). Such materials shall reflect the terms of this Agreement and shall otherwise be in form and substance reasonably acceptable to the Paired Entities.

(c)         With respect to Book-Entry Shares held through DTC, Parent and the Paired Entities shall cooperate to establish procedures with the Paying Agent, DTC and such other necessary or desirable third-party intermediaries to ensure that the Paying Agent will transmit to DTC or its nominees as promptly as reasonably practicable after the Effective Time, upon surrender of Eligible Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures and such other procedures as agreed by Parent, the Paired Entities, the Paying Agent, DTC and such other necessary or desirable third-party intermediaries, Merger Consideration to which the beneficial owners thereof are entitled pursuant to the terms of this Agreement.

(d)         Upon surrender to the Paying Agent of Eligible Shares that (A) are represented by Certificates, by physical surrender of such Certificate (or affidavits of loss in lieu of the Certificates, as provided in Section 3.1(i)) together with the letter of transmittal, duly completed and validly executed, and such other documents as may be reasonably required by the Paying Agent in accordance with the terms of the materials and instructions provided by the Paying Agent, (B) are Book-Entry Shares not held through DTC, by book-receipt of an “agent’s message” by the Paying Agent in connection with the surrender of Book-Entry Shares (or such other evidence, if any, of surrender with respect to such Book-Entry Shares), in each case pursuant to such materials and instructions as contemplated by Section 3.1(b), and (C) are Book-Entry Shares held through DTC, in accordance with DTC’s customary surrender procedures and such other procedures as agreed by the Company, Parent, the Paying Agent, DTC and such other necessary or desirable third party intermediaries pursuant to Section 3.1(c), the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor, and Parent shall cause the Paying Agent to pay and deliver as promptly as reasonably practicable to such holders, an amount in cash in immediately available funds equal to the aggregate amount of Company Merger Consideration and/or Hospitality Merger Consideration payable in respect of such Eligible Shares pursuant to Sections 2.1(d) and 2.2(d).

(e)         For the avoidance of doubt, no interest will be paid or accrued for the benefit of any holder of Eligible Shares on any amount payable upon the surrender of any Eligible Shares as contemplated by the foregoing provisions of this Section 3.1, and any Certificates and Book-Entry Shares so surrendered shall be cancelled by the Paying Agent. Payment of the Merger Consideration upon surrender of an Eligible Share to which the holder of such Eligible Share is entitled pursuant to Sections 2.1(d) and 2.2(d), will be deemed to have been paid in full satisfaction of all rights pertaining to such Eligible Share.

(f)         In the event of a transfer of ownership of any Eligible Shares that is not registered in the stock transfer books of the Company and/or Hospitality, as applicable, or if the consideration payable is to be paid in a name other than that in which the Certificate or Certificates surrendered or transferred in exchange therefor are registered in the stock transfer books or ledger of the Company and/or Hospitality, as applicable, a check for any cash to be exchanged upon due surrender of any such Certificate or Certificates may be issued to such a transferee if the Certificate or Certificates formerly representing such Eligible Shares is properly endorsed and otherwise in proper form for surrender and presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable transfer, documentary, sales, use, stamp or registration Taxes or other similar Taxes have been paid or are not applicable, in each case, in form and substance, reasonably satisfactory to Parent and the Paying Agent. Payment of the Company Merger Consideration and/or Hospitality Merger Consideration with respect to Book-Entry Shares shall only be made to the person in whose name such Book-Entry Shares are registered in the stock transfer books of the Company and/or Hospitality, as applicable.

(g)         From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company or Hospitality, as applicable, of the Eligible Shares and the holders of any Certificates representing ownership of Eligible Shares immediately prior to the Effective Time shall cease to have rights with respect to such shares except for the right to receive the applicable Merger Consideration, as applicable as provided for herein. If, after the Effective Time, any Certificate or acceptable evidence of a Book-Entry Share formerly representing any Eligible Shares is presented to the Company Surviving Corporation, the Hospitality Surviving Corporation, Parent or the Paying Agent for transfer, it shall be cancelled and exchanged for the cash amount in immediately available funds to which the holder thereof is entitled pursuant to Sections 2.1(d) and 2.2(d).

(h)         Any portion of the Payment Fund (including the proceeds of any investments thereof (if any)) that remains undistributed or unclaimed by the holders of Eligible Shares on the date that is one year following the Effective Time shall be delivered to the Company Surviving Corporation. Any holder of Eligible Shares who has not theretofore complied with the procedures, materials and instructions contemplated by this Section 3.1 shall thereafter look only to the Company Surviving Corporation as general creditors thereof for payment of the Company Merger Consideration and/or Hospitality Merger Consideration to which such holder of Eligible Shares is entitled pursuant to Sections 2.1(d) and 2.2(d). Notwithstanding anything to the contrary in the foregoing, none of the Surviving Corporations, Parent, the Paying Agent or any other person shall be liable to any former holder of Eligible Shares for any amount delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. Any Company Merger Consideration and/or Hospitality Merger Consideration remaining unclaimed by the holders of Certificates or Book-Entry Shares immediately prior to such time as such amounts would otherwise escheat to, or become property of, any Governmental Entity will, to the extent permitted by applicable Law, become the property of the Company Surviving Corporation or an affiliate thereof designated by the Company Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

(i)          In the event any Certificate representing Eligible Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Paying Agent, the posting by such person of a bond in customary amount and upon such terms as may be required by Parent or the Paying Agent as indemnity against any claim that may be made against it, the Surviving Corporations with respect to such Certificate, the Paying Agent (or, if subsequent to termination of the Payment Fund pursuant to Section 3.1(h), the Company Surviving Corporation) will issue a check in the amount to which the holder of such Certificate is entitled pursuant to Sections 2.1(d) and 2.2(d).

(j)          Each of the Paired Entities, the Paying Agent, Parent, MergerCo 1, MergerCo 2 and the Surviving Corporations shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under all applicable Tax Law. To the extent that amounts are so withheld by the Paired Entities, the Paying Agent, MergerCo 1, MergerCo 2, Parent or the Surviving Corporations and such amounts are paid over to the appropriate Governmental Entity, such amounts withheld shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made.

3.2        Adjustments to Merger Consideration. The Company Merger Consideration and/or the Hospitality Merger Consideration shall be adjusted to reflect fully the effect of any reclassification, stock split, stock dividend, reorganization, recapitalization or other like exchange with respect to the Company Common Stock or Hospitality Class B Common Stock after the date hereof and prior to the Effective Time; provided, however, that nothing set forth in this Section 3.2 shall be construed to supersede or in any way limit the prohibitions set forth in Section 6.1 hereof.

3.3         Appraisal Rights.

(a)         Notwithstanding anything in this Agreement to the contrary, any shares of Company Common Stock held by a holder thereof that (i) has not voted in favor of the Company Merger or consented to the Company Merger in writing and (ii) has properly demanded the appraisal of such shares in accordance with, and has complied in all respects with, Section 262 of the DGCL (and shall have not properly revoked such demand) prior to the Effective Time (collectively, the “Company Dissenting Shares”) shall not be converted as described in Section 2.1(d), but will from and after the Effective Time constitute only the right to receive payment of the fair value of such shares of Company Common Stock in accordance with the provisions of Section 262 of the DGCL (the “Appraisal Rights Provisions”); provided, however, that all shares of Company Common Stock held by holders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such shares of Company Common Stock under the Appraisal Rights Provisions shall thereupon be deemed to have been canceled and to have been converted, as of the Effective Time, into the right to receive, and shall thereupon be deemed to be Eligible Shares the holder of which is entitled to receive, the Company Merger Consideration, without interest, in the manner provided in Section 2.1. The Company shall promptly notify Parent in writing of any demands received by the Company for the exercise of appraisal rights with respect to shares of Company Common Stock, withdrawals of such demands and all other instruments served or actions taken pursuant to the DGCL and received by the Company with respect to Appraisal Rights Provisions, and Parent shall have the right to direct and control all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands.

(b)         Notwithstanding anything in this Agreement to the contrary, any shares of Hospitality Class B Common Stock or Hospitality Preferred Stock held by a holder thereof that (i) has not voted in favor of the Hospitality Merger or consented to the Hospitality Merger in writing and (ii) has demanded the appraisal of such shares in accordance with, and has complied in all respects with, Section 262 of the DGCL (and shall not have properly revoked such demand) prior to the Effective Time (collectively, the “Hospitality Dissenting Shares” and, together with the Company Dissenting Shares, the “Dissenting Shares”) shall not be converted as described in Section 2.2(d), but will from and after the Effective Time constitute only the right to receive payment of the fair value of such shares or Hospitality Class B Common Stock in accordance with the Appraisal Rights Provisions; provided, however, that (x) all shares of Hospitality Class B Common Stock held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such shares of Hospitality Class B Common Stock under the Appraisal Rights Provisions shall thereupon be deemed to have been canceled and to have been converted, as of the Effective Time, into the right to receive, and shall thereupon be deemed to be Eligible Shares the holder of which is entitled to receive, the Hospitality Merger Consideration without interest, in the manner provided in Section 2.2.  Hospitality shall promptly notify Parent in writing of any demands received by Hospitality for the exercise of appraisal rights with respect to shares of Hospitality Class B Common Stock, withdrawals of such demands and all other instruments served or actions taken pursuant to the DGCL and received by Hospitality with respect to the Appraisal Rights Provisions, and Parent shall have the right to direct and control all negotiations and proceedings with respect to such demands. Hospitality shall not, except with the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF
PARENT, MERGERCO 1 AND MERGERCO 2

Parent, MergerCo 1 and MergerCo 2, jointly and severally, represent and warrant to the Paired Entities as follows:

4.1         Organization.  Each of Parent, MergerCo 1 and MergerCo 2 is a limited partnership or corporation, as applicable, duly incorporated or organized, validly existing and in good standing (to the extent such concepts are applicable) under the laws of the jurisdiction of its formation or incorporation, as applicable, has all requisite limited partnership or corporate, as applicable, power and authority to own, lease and operate its properties and to carry on its business as now conducted, and is duly qualified or licensed to do business as a foreign entity and, where applicable as a legal concept, is in good standing in each jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the nature of its business makes such qualification or licensing legally necessary, except where the failure to be so organized, existing, qualified or licensed or in good standing, individually or in the aggregate, would not have a Parent Material Adverse Effect.

4.2        Authority.  Each of Parent, MergerCo 1 and MergerCo 2 has all requisite limited partnership or corporate, as applicable, power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby and perform its obligations hereunder. The execution, delivery and performance by Parent, MergerCo 1 and MergerCo 2 of this Agreement and the consummation by Parent, MergerCo 1 and MergerCo 2 of the transactions contemplated hereby have been duly and validly authorized by all necessary limited partnership or corporate, as applicable, action on the part of Parent, MergerCo 1 and MergerCo 2, and no other action or proceeding on the part of Parent, MergerCo 1 and MergerCo 2 is necessary to authorize this Agreement or the consummation of the transactions contemplated hereby. Parent, in its capacity as sole stockholder of MergerCo 1, will execute and deliver to MergerCo 1 a written consent adopting this Agreement immediately after the execution and delivery of this Agreement, and MergerCo 1, in its capacity as sole stockholder of MergerCo 2, will execute and deliver to MergerCo 2 a written consent adopting this Agreement immediately after the execution and delivery of this Agreement. This Agreement has been duly executed and delivered by each of Parent, MergerCo 1 and MergerCo 2 and, assuming the due authorization, execution and delivery of this Agreement by the Company and Hospitality, constitutes a legal, valid and binding obligation of each of Parent, MergerCo 1 and MergerCo 2, as the case may be, enforceable against each of them in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar Laws relating to creditors’ rights and general principles of equity.

4.3         Consents and Approvals; No Conflicts.

(a)         Except (1) for filings and approvals or expiration or termination of applicable waiting periods required under applicable Antitrust Laws, (2) for such filings and reports as may be required under, and other applicable requirements of, the Securities Act and the Exchange Act, and (3) for the filing, acceptance for record, of the Certificate of Mergers with the DSOS and other actions required under the DGCL, none of the execution, delivery or performance of this Agreement by Parent, MergerCo 1 or MergerCo 2, the consummation by Parent, MergerCo 1 or MergerCo 2 of the transactions contemplated hereby or compliance by Parent, MergerCo 1 or MergerCo 2 with any of the provisions hereof will (with or without notice or lapse of time, or both) require any filing with, notification to, or permit, authorization, consent or approval of, any international, national, federal, state, provincial or local state or federal government or governmental regulatory or administrative authority, agency, commission, court, tribunal, arbitral body, arbitrator or self-regulated entity (each, a “Governmental Entity”), except for such filings, notifications, permits, authorizations, consents and approvals the failure of which to be obtained or made, would not have a Parent Material Adverse Effect.

(b)         None of the execution, delivery or performance of this Agreement by the Parent, MergerCo 1, MergerCo 2, the consummation by Parent, MergerCo 1, MergerCo 2 of the transactions contemplated hereby or compliance by Parent, MergerCo 1, MergerCo 2 with any of the provisions hereof will (with or without notice or lapse of time, or both) (i) conflict with or violate any provision of the certificate of formation, limited partnership agreement, certificate of incorporation or bylaws, as applicable, of Parent, MergerCo 1 or MergerCo 2, (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration or other rights or obligations) under, or give rise to a right of, or result in, termination, cancellation, modification or acceleration of any obligation or to the loss of a material benefit under, any of the terms, conditions or provisions of any Contract to which Parent, MergerCo 1, MergerCo 2 or any of their respective affiliates is a party or by which any of them or any of their respective properties or assets may be bound or subject, or (iii) conflict with or violate any Law applicable to Parent, MergerCo 1, MergerCo 2 or any of their respective affiliates or any of their properties or assets, except in the cases of clauses (ii) and (iii) for any such violations, breaches, defaults, conflicts or other occurrences which would not have a Parent Material Adverse Effect.

4.4         Formation and Ownership of Parent, MergerCo 1 and MergerCo 2; No Prior Activities.

(a)        Parent was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only incidentally to its formation or in furtherance of the transactions contemplated hereby.

(b)         MergerCo 1 was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only incidentally to its formation or in furtherance of the transactions contemplated by this Agreement. All of the issued and outstanding capital stock of MergerCo 1 is validly issued, fully paid and non-assessable and is owned, beneficially and of record, by Parent or, after the date of this Agreement, either Parent or its assignees permitted by Section 10.8, free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, stockholder agreements, limitations on Parent’s voting rights, charges and other encumbrances of any nature whatsoever.

(c)         MergerCo 2 was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only incidentally to its formation or in furtherance of the transactions contemplated by this Agreement. All of the issued and outstanding capital stock of MergerCo 2 is validly issued, fully paid and non-assessable and is owned, beneficially and of record, by MergerCo 1 or, after the date of this Agreement, either MergerCo 1 or its assignees permitted by Section 10.8, free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, stockholder agreements, limitations on Parent’s voting rights, charges and other encumbrances of any nature whatsoever.

(d)         Except for (i) Liabilities incurred in connection with their formation, incorporation or organization and (ii) this Agreement and any other agreements or arrangements contemplated by this Agreement (including the Financing) or in furtherance of the transactions contemplated hereby, none of Parent, MergerCo 1 or MergerCo 2 has (x) incurred, directly or indirectly, through any Subsidiary or affiliate, any obligations or liabilities or (y) engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any person.

4.5         Required Financing.

(a)         Parent has delivered to the Paired Entities a true, correct and complete copy, including all exhibits and schedules thereto, of the fully executed equity financing commitment letters, dated as of the date hereof (each, an “Equity Commitment Letter”), between Parent and each of the other parties thereto (each an “Equity Investor”) pursuant to which each Equity Investor has committed, subject only to the terms and conditions therein, to invest in Parent the amounts set forth in the applicable Equity Commitment Letter (the aggregate amounts committed by the Equity Investors to be invested in Parent pursuant to the Equity Commitment Letters, the “Equity Financing”) for the purpose of financing the transactions contemplated by this Agreement.

(b)         Assuming the amount of funds to be provided pursuant to the Equity Financing is funded in accordance with the terms thereof, the accuracy of the representations and warranties set forth in this Agreement and the performance in all material respects by the Paired Entities of their respective obligations under this Agreement, at the Closing, Parent will have sufficient cash on hand to consummate the transactions contemplated by this Agreement and satisfy all of its obligations under this Agreement, including the payment of the Merger Consideration, any fees and expenses of or payable by Parent, MergerCo 1, MergerCo 2, the Company Surviving Corporation or the Hospitality Surviving Corporation, any payments in respect of equity and other compensation obligations required to be made in connection with the Mergers, and any repayment or refinancing of any outstanding Indebtedness of Parent, the Company and their respective Subsidiaries required in connection therewith. In no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Debt Financing) by Parent, MergerCo 1, MergerCo 2, or any of their respective affiliates or any other financing or other transactions be a condition to any of Parent’s, MergerCo 1’s or MergerCo 2’s obligations under this Agreement.

(c)         Each Equity Commitment Letter (i) is in full force and effect and represents the legal, valid, binding and enforceable obligations of the parties thereto, enforceable against them in accordance with and subject to its terms and conditions, subject to applicable bankruptcy, insolvency, moratorium or other similar Laws relating to creditors’ rights and general principles of equity and (ii) has not been (and will not be prior to the Closing or valid termination of this Agreement) withdrawn, terminated or rescinded or otherwise amended, supplemented or modified (or is contemplated to be amended, supplemented or modified) in any respect. No event has occurred which, with or without notice, lapse of time or both, could constitute a default or breach by Parent under any term, or a failure of any condition, of the Equity Commitment Letters or otherwise result in any portion of the Equity Financing contemplated thereby to be unavailable on the date on which the Closing should occur pursuant to Section 1.3. Assuming the accuracy of the representations and warranties set forth in this Agreement, the performance in all material respects by the Paired Entities of their obligations under this Agreement and the satisfaction of the conditions to Closing set forth in Section 8.1 and Section 8.2, Parent does not have any reason to believe that it or any Equity Investor would be unable to satisfy on a timely basis any term or condition of either Equity Commitment Letter required to be satisfied by Parent or the relevant Equity Investor, as applicable. Parent has fully paid any and all commitment or other fees which are due and payable on or prior to the date hereof pursuant to the terms of the Equity Commitment Letters. There are no conditions precedent or other contingencies related to the investing of the full amount of the Equity Financing, other than as expressly set forth in the Equity Commitment Letters.

(d)        Notwithstanding anything in this Agreement to the contrary, each of Parent, MergerCo 1 and MergerCo 2 understands and acknowledges that under the terms of this Agreement, the obligations of Parent, MergerCo 1 and MergerCo 2 to consummate the transactions contemplated by this Agreement are not in any way contingent upon or otherwise subject to the consummation of any financing arrangements, Parent’s MergerCo 1’s or MergerCo 2’s obtaining of any financing or the availability, grant, provision or extension of any financing to Parent, MergerCo 1 and MergerCo 2.

(e)         None of Parent, Parent, MergerCo 1 and MergerCo 2, or any of their respective affiliates has entered into any Contract prohibiting or seeking to prohibit any bank or other potential provider of financing from providing or seeking to provide financing to any person in connection with a transaction relating to the Paired Entities or any of the Paired Entities Subsidiaries (including in connection with the making of any Acquisition Proposal) in connection with the transactions contemplated hereby.

4.6        Limited Guarantee. Concurrently with the execution of this Agreement, Parent has delivered to the Company the duly executed Limited Guarantee. Each Limited Guarantee is in full force and effect and is a legal, valid and binding obligation of the relevant Guarantor, enforceable against such Guarantor in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar Laws relating to creditors’ rights and general principles of equity, and no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of either Guarantor under its Limited Guarantee.

4.7         Solvency.  None of Parent, MergerCo 1, MergerCo 2 or the Guarantor is entering into this Agreement or the transactions contemplated by this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of the Paired Entities or any of the Paired Entities Subsidiaries. Assuming (a) satisfaction or waiver of the conditions to Parent’s, MergerCo 1’s and MergerCo 2’s obligations to consummate the Mergers, (b) the financial projections or forecasts provided by the Company and Hospitality to Parent prior to the date hereof have been prepared in good faith on assumptions that were and continue to be reasonable and (c) the accuracy of the representations and warranties set forth in Article V, then from and after the Effective Time and after giving effect to the transactions contemplated by this Agreement, including the Special Dividend, the Debt Financing, and the Parent-Approved Transactions, each of Parent, the Company Surviving Corporation, the Hospitality Surviving Corporation and each of the Paired Entities Subsidiaries will be Solvent at, and immediately after, the Effective Time. For the purposes of this Agreement, the term “Solvent”, when used with respect to any person, means that, as of any date of determination, (i) the fair value of the assets of such person at a fair valuation will exceed the debts and liabilities, direct, subordinated, contingent or otherwise, of such person, (ii) the “present fair saleable value” of the property of such person will be greater than the amount that will be required to pay the probable liability of such person on its debts and other liabilities, direct, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured, (iii) such person will not have unreasonably small capital with which to conduct the businesses in which they are engaged as such businesses are now conducted and are proposed to be conducted following the Closing Date and (iv) such person will be able to pay its debts and liabilities, direct, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured.

4.8        No Brokers.  No broker, investment banker, financial advisor or other person, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Mergers based upon arrangements made by or on behalf of Parent, MergerCo 1, MergerCo 2 or any of their respective affiliates for which the Paired Entities or the Paired Entities Subsidiaries would be liable if the transactions contemplated by this Agreement are not consummated.

4.9         Litigation.  As of the date hereof, (a) there is no Legal Action pending or, to the knowledge of Parent, threatened in writing against Parent, MergerCo 1, MergerCo 2 or any of their respective affiliates and (b) none of Parent, MergerCo 1, MergerCo 2 or any of their respective affiliates is subject to any outstanding Order, that, in each case of clauses (a) and (b), individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

4.10       Other Agreements and Understandings.  As of the date hereof, none of Parent nor any of its affiliates has entered into, or is party or otherwise subject to, any binding agreement, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any agreement, arrangement or understanding (in each case, whether oral or written) with any current employee, officer or director of any of the Paired Entities or the Paired Entities Subsidiaries that relates in any way to the operation of any of the Paired Entities or the Paired Entities Subsidiaries after the Closing, the Mergers or the other transactions contemplated by this Agreement.

4.11      Information Provided.  The information supplied or to be supplied in writing by or on behalf of Parent specifically for inclusion in the Joint Proxy Statement, at the time the preliminary Joint Proxy Statement is filed with the SEC, the date the Joint Proxy Statement is first mailed to the Paired Entities’ stockholders and at the time of the Special Meetings, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they shall be made, not misleading in any material respect.

4.12      Paired Entities’ Capital Stock.  As of the date hereof, neither Parent nor any of Parent’s affiliates, during the preceding three (3) years, was an Interested Stockholder (as defined in the Company Certificate of Incorporation or the Hospitality Certificate of Incorporation, as applicable) of a Paired Entity.

4.13      Independent Investigation.  Each of Parent, MergerCo 1 and MergerCo 2 acknowledges (a) that it has conducted to its satisfaction its own independent investigation and analysis of the business, operations, assets, liabilities, results of operations, condition (financial or otherwise) and prospects of the Paired Entities and the Paired Entities Subsidiaries, (b) that it and its Representatives have received access to certain books and records, facilities, equipment, contracts and other assets of the Paired Entities and the Paired Entities Subsidiaries that it and its Representatives have requested to review for such purpose, and (c) that it and its Representatives have had an opportunity to meet with the management of the Paired Entities and the Paired Entities Subsidiaries and to discuss the business, operations, assets, liabilities, results of operations, condition (financial or otherwise) and prospects of the Paired Entities and the Paired Entities Subsidiaries.

4.14      No Other Representations or Warranties.  Parent, MergerCo 1 and MergerCo 2 hereby acknowledge and agree that, except for the representations and warranties made by the Paired Entities in Article V, none of Parent, MergerCo 1 or MergerCo 2 has been induced by or relied upon any representations, warranties or statements, whether express or implied, made by the Paired Entities or the Paired Entities Subsidiaries or any of their respective affiliates, stockholders or Representatives or any other person, whether or not any such representations, warranties or statements were made in writing or orally. Each of Parent, MergerCo 1 and MergerCo 2 hereby acknowledge and agree that, except for the representations and warranties made by the Paired Entities in Article V, none of the Paired Entities or the Paired Entities Subsidiaries or any of their respective affiliates, stockholders or Representatives, has made or is making any express or implied representation or warranty with respect to the Paired Entities or the Paired Entities Subsidiaries or their respective businesses or operations, including with respect to any information provided or made available to Parent, MergerCo 1, MergerCo 2 or any of their respective affiliates, stockholders or Representatives, or any other person acting on their behalf, or, except as otherwise expressly set forth in this Agreement, had or has any duty or obligation to provide any information to Parent, MergerCo 1 or MergerCo 2 or any of their respective affiliates, stockholders or Representatives, or any other person acting on their behalf, in connection with this Agreement, the transactions contemplated hereby or otherwise. In connection with the due diligence investigation of the Paired Entities and the Paired Entities Subsidiaries by Parent, MergerCo 1, MergerCo 2 and their respective affiliates, stockholders and Representatives, Parent, MergerCo 1, MergerCo 2 and their respective affiliates, stockholders and Representatives have received and may continue to receive after the date hereof from the Paired Entities, the Paired Entities Subsidiaries and their affiliates, stockholders and Representatives certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Paired Entities, the Paired Entities Subsidiaries and their businesses and operations.  Without limiting the representations and warranties made by the Paired Entities in Article V, Parent, MergerCo 1 and MergerCo 2 hereby acknowledge and agree that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, with which Parent, MergerCo 1 and MergerCo 2 are familiar, and that Parent, MergerCo 1 and MergerCo 2 are taking responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans). Accordingly,  Parent, MergerCo 1 and MergerCo 2 hereby acknowledge and agree that none of the Paired Entities or the Paired Entities Subsidiaries, or any of their respective affiliates, stockholders or Representatives, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking statements or business plans), in each case, other than the express representations and warranties set forth in Article V.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE PAIRED ENTITIES

Except (i) as set forth in the disclosure schedule delivered at or prior to the execution hereof to Parent (the “Paired Entities Disclosure Schedule”), or (ii) any information set forth in the Paired Entities SEC Reports filed with or furnished to the SEC since January 1, 2019 and prior to the date of this Agreement (excluding, in each case, disclosures set forth under the headings “Risk Factors” or “Forward-Looking Statements” of such filings and any similar disclosures that are cautionary, predictive or forward-looking in nature), the Paired Entities, jointly and severally, represent and warrant to Parent, MergerCo 1 and MergerCo 2 as follows:

5.1         Organization.

(a)         Each of the Paired Entities (i) is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, (ii) has all requisite corporate power and authority to own, lease and operate its properties and carry on its business as now conducted and (iii) is duly qualified or licensed to do business as a foreign corporation and, where applicable as a legal concept, is in good standing in each jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the nature of its business makes such qualification or licensing legally necessary, except where the failure to be so organized, existing, qualified or licensed or in good standing, individually or in the aggregate, would not have a Company Material Adverse Effect.

(b)         Each of the Subsidiaries of either Paired Entity (other than Hospitality) (each a “Paired Entities Subsidiary”) (i) is a corporation, partnership, business trust or limited liability company duly incorporated or organized, validly existing and in good standing (to the extent such concepts are applicable) under the laws of its jurisdiction of incorporation or organization, (ii) has the requisite corporate or other power and authority to own, lease and operate its properties and carry on its business as now conducted, and (iii) is duly qualified or licensed to do business as a foreign entity and, where applicable as a legal concept, is in good standing in each jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the nature of its business makes such qualification or licensing legally necessary, except where the failure to be so organized, existing, qualified or licensed or in good standing, would not have a Company Material Adverse Effect.

(c)          The Paired Entities have made available to Parent true and complete copies of the Company Certificate of Incorporation, the Hospitality Certificate of Incorporation, the Company Bylaws and the Hospitality Bylaws as in effect on the date of this Agreement (the “Organizational Documents”).  Each of the Organizational Documents is in full force and effect and neither Paired Entity is in violation of any provision of its respective Organizational Documents.

5.2         Authority.  Each of the Paired Entities has all requisite corporate power and authority to execute and deliver this Agreement and, subject only to the Requisite Company Vote and the Requisite Hospitality Vote, to consummate the transactions contemplated hereby and perform its obligations hereunder.  The execution, delivery and performance by each of the Paired Entities of this Agreement and the consummation by each of the Paired Entities of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of each of the Paired Entities, and, subject only to the Requisite Company Vote, the Requisite Hospitality Vote and the filing of the Company Certificate of Merger and the Hospitality Certificate of Merger with the DSOS, no other action or proceeding on the part of any Paired Entity is necessary to authorize the execution, delivery and performance by each of the Paired Entities of this Agreement or the consummation the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of the Paired Entities and, assuming the due and valid authorization, execution and delivery hereof by Parent, MergerCo 1 and MergerCo 2, constitutes a valid and binding obligation of each of the Paired Entities, as the case may be, enforceable against each of the Paired Entities in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium, reorganization or other similar Laws relating to creditors’ rights and general principles of equity.

5.3         Capitalization.

(a)         The authorized capital stock of the Company consists solely of 3,500,000,000 shares of Company Common Stock, 350,000,000 shares of Company Preferred Stock of which 25,000 shares are designated as Series A Preferred Stock, 3,500,000,000 shares of excess stock, par value $0.01 per share, of the Company (“Company Excess Common Stock”), into which the Company Common Stock is convertible under the Company Certificate of Incorporation, and 350,000,000 shares of excess stock, par value $0.01 per share, of the Company (“Company Excess Preferred Stock”) into which the Company Preferred Stock is convertible under the Company Certificate of Incorporation of which 25,000 shares are designated as Excess Series A Preferred Stock.  As of the close of business on March 12, 2021 (the “Capitalization Date”), (i) 177,560,635 shares of Company Common Stock were issued and outstanding, each of which is paired with one share of Hospitality Class B Common Stock, (ii) no shares of Company Preferred Stock were issued and outstanding and (iii) no shares of Company Excess Common Stock or Company Excess Preferred Stock were issued and outstanding. All of the shares of Company Common Stock issued and outstanding are, and all shares of capital stock of the Company that are subject to issuance, upon issuance under the terms and subject to the conditions specific in the instruments under which they are issuable will be, duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. From the Capitalization Date through the date of this Agreement, the Company has not issued any shares of Company Common Stock or other equity securities other than shares of Company Common Stock issued in connection with the vesting of any Stock Units outstanding as of the Capitalization Date as described in Section 5.3(d).  Each Paired Common Share is comprised of one share of Company Common Stock and one share of Hospitality Class B Common Stock.  There are no Unpaired Shares (as defined in the Organizational Documents).

(b)         The authorized capital stock of Hospitality consists solely of 4,300,000,000 shares of Hospitality Class A Common Stock, 7,800,000,000 shares of Hospitality Class B Common Stock, 125 shares of Hospitality Preferred Stock, 350,000,000 shares of preferred stock, par value $0.01 per share, of Hospitality (“Hospitality Penny Preferred Stock”), 4,300,000,000 shares of excess class A stock, par value $0.01 per share, of Hospitality (“Hospitality Excess Class A Stock”) into which the Hospitality Class A Common Stock is convertible under the Hospitality Certificate of Incorporation, 7,800,000,000 shares of excess class B stock, par value $0.01 per share, of Hospitality (“Hospitality Excess Class B Stock”) into which the Hospitality Class B Common Stock is convertible under the Hospitality Certificate of Incorporation, and 350,000,000 shares of excess preferred stock, par value $0.01 per share, of Hospitality (“Hospitality Excess Preferred Stock”) into which the Hospitality Penny Preferred Stock is convertible under the Hospitality Certificate of Incorporation. As of the Capitalization Date, (i) 250,493,583 shares of Hospitality Class A Common Stock were issued and outstanding, all of which were owned by the Company, (ii) 177,560,635 shares of Hospitality Class B Common Stock were issued and outstanding, each of which is paired with one share of Company Common Stock, (iii) 125 shares of Hospitality Preferred Stock were issued and outstanding, (iv) no shares of Hospitality Penny Preferred Stock were issued and outstanding, and (v) no shares of Hospitality Excess Class A Stock, Hospitality Excess Class B Stock or Hospitality Excess Preferred Stock were issued and outstanding. All of the shares of Hospitality Class A Common Stock, Hospitality Class B Common Stock and shares of Hospitality Preferred Stock issued and outstanding are, and all shares of capital stock of Hospitality that are subject to issuance, upon issuance under the terms and subject to the conditions specific in the instruments under which they are issuable will be, duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. From the Capitalization Date through the date of this Agreement, Hospitality has not issued any shares of Hospitality Class A Common Stock, Hospitality Class B Common Stock, Hospitality Preferred Stock, Hospitality Penny Preferred Stock or other equity securities, other than shares of Hospitality Class B Common Stock issued in connection with the vesting of any Stock Units outstanding as of the Capitalization Date as described in Section 5.3(d).

(c)          As of the date hereof, 8,000,000 shares of Company Common Stock were authorized and reserved for issuance pursuant to the Amended and Restated Extended Stay America, Inc. Long-Term Incentive Plan (the “Company Equity Plan”), subject to adjustment on the terms set forth in the Company Equity Plan, and 8,000,000 shares of Hospitality Class B Common Stock were authorized and reserved for issuance pursuant to the Amended and Restated ESH Hospitality, Inc. Long-Term Incentive Plan (the “Hospitality Equity Plan” and, together with the Company Equity Plan, the “Equity Plans”), subject to adjustment on the terms set forth in the Hospitality Equity Plan. As of the Capitalization Date, (i) 1,142,293 Stock Units subject to time-vesting conditions and 914,852 Stock Units subject to performance-vesting conditions (assuming achievement at maximum levels) were granted and outstanding under the Equity Plans and (ii) 346,404 Stock  Units were vested and outstanding under the Equity Plans. From the Capitalization Date through the date of this Agreement, none of the Paired Entities has granted any Stock Units.

(d)         Section 5.3(d) of the Paired Entities Disclosure Schedule sets forth a full list of the outstanding Stock Units as of the Capitalization Date, including (i) the name of the holder of such Stock Unit, (ii) the number of Paired Common Shares subject to each Stock Unit grant, (iii) the date on which such Stock Unit was granted and (iv) the extent to which such Stock Unit is vested and/or non-forfeitable and the times and extent to which such Stock Unit (assuming target level performance to the extent applicable) is scheduled to become vested and/or non-forfeitable thereafter.

(e)        As of the date hereof, except as provided in Section 5.3(a), Section 5.3(b), Section 5.3(c) or Section 5.3(d), except for any conversion of outstanding shares of capital stock pursuant to the terms of the Company Certificate of Incorporation, the Hospitality Certificate of Incorporation and the Pairing Agreement, except for changes since the Capitalization Date resulting from the settlement of Stock Units outstanding on such date, and except as set forth in Section 5.3(d) of the Paired Entities Disclosure Schedule, there are no (i) outstanding securities of the Paired Entities or any Paired Entities Subsidiary convertible into or exchangeable for one or more shares of the share capital of, or other equity or voting interests in, the Paired Entities, (ii) options, warrants or other rights or securities issued or granted by the Paired Entities or any Paired Entities Subsidiary relating to or based on the value of the equity securities of the Paired Entities, (iii) Contracts that are binding on the Paired Entities or any Paired Entities Subsidiary that obligate the Paired Entities or any Paired Entities Subsidiary to issue, acquire, sell, redeem, exchange or convert any capital shares of, or other equity interests in, the Paired Entities, or (iv) outstanding restricted shares, restricted share units, share appreciation rights, performance shares, performance units, deferred share units, contingent value rights, “phantom” shares or similar rights issued or granted by the Paired Entities or any Paired Entities Subsidiary that are linked to the value of the shares of Company Common Stock or Hospitality Class B Common Stock.

(f)          As of the date hereof, neither the Company nor Hospitality has a stockholder rights plan in place.  The Company has not exempted any person from the “Ownership Limit” as such term is defined in the Company Certificate of Incorporation and Hospitality has not exempted any person from the “Ownership Limit” as such term is defined in the Hospitality Certificate of Incorporation, in each case, which exemption remains in effect.  None of the Paired Entities Subsidiaries owns any shares of Company Common Stock or Hospitality Class B Common Stock.

(g)         None of the Paired Entities or Paired Entities Subsidiaries has any outstanding bonds, debentures, notes, Indebtedness or other similar obligations the holders of which have the right to vote (or which are convertible into, exchangeable into or exercisable for securities having the right to vote) on any matter that the stockholders of the Company or Hospitality may vote.

(h)         Except for the Pairing Agreement and for transfer restrictions in the Organizational Documents or the organizational documents of any Paired Entities Subsidiary, none of the Company, Hospitality or any Paired Entities Subsidiary is a party to any stockholder’s agreement, voting trust agreement or registration rights agreement relating to any equity interests of the Company or Hospitality or any Paired Entities Subsidiary or any other similar agreement relating to the transfer, disposition, repurchase, redemption, voting or dividends with respect to any capital shares or other voting securities or equity interests of the Company, Hospitality or any Paired Entities Subsidiary.

(i)          As of the date of this Agreement, there is no outstanding Indebtedness for borrowed money of the Paired Entities and the Paired Entities Subsidiaries in excess of $10,000,000 in principal amount, other than Indebtedness in the principal amounts identified by instrument in Section 5.3(i) of the Paired Entities Disclosure Schedule.

5.4         Subsidiaries.  Section 5.4 of the Paired Entities Disclosure Schedule sets forth as of the date of this Agreement the name and jurisdiction of incorporation or organization of each Paired Entities Subsidiary and the ownership interest (and percentage interest) of the Paired Entities or a Paired Entities Subsidiaries and any other person, as applicable, in each Paired Entities Subsidiary. All issued and outstanding shares or other equity interests of each Paired Entities Subsidiary have been duly authorized, validly issued and are fully paid, nonassessable (as applicable) and free of preemptive rights. All issued and outstanding shares or other equity interests of each Paired Entities Subsidiary are owned directly or indirectly by the Company, Hospitality or a Paired Entities Subsidiary, free and clear of all Encumbrances, other than transfer and other restrictions under applicable federal and state securities Laws and restrictions in the organizational documents of the Paired Entities Subsidiary.  Other than the Paired Entities Subsidiaries, there is no other person in which the Paired Entities or the Paired Entities Subsidiaries has an equity interest.  Except pursuant to the Organizational Documents or for equity securities and other instruments (including loans) in wholly owned Paired Entities Subsidiaries, neither the Paired Entities or any Paired Entities Subsidiaries has any obligation to acquire any equity interest in another person, or to make any investment (in each case, in the form of a loan, capital contribution or similar transaction) in, any other person (including any Paired Entities Subsidiaries).  Except as set forth in Section 5.4 of the Paired Entities Disclosure Schedule or for securities or rights held by a Paired Entity or a wholly-owned Paired Entity Subsidiary, there are no (i) outstanding securities of the Paired Entities or any Paired Entities Subsidiary convertible into or exchangeable for one or more shares of the share capital of, or other equity or voting interests in, a Paired Entities Subsidiary, (ii) options, warrants or other rights or securities issued or granted by the Paired Entities or any Paired Entities Subsidiary relating to or based on the value of the equity securities of a Paired Entities Subsidiary, (iii) Contracts that are binding on the Paired Entities or any Paired Entities Subsidiary that obligate the Paired Entities or any Paired Entities Subsidiary to issue, acquire, sell, redeem, exchange or convert any capital shares of, or other equity interests in, a Paired Entities Subsidiary, or (iv) outstanding restricted shares, restricted share units, share appreciation rights, performance shares, performance units, deferred share units, contingent value rights, “phantom” shares or similar rights issued or granted by the Paired Entities or any Paired Entities Subsidiary that are linked to the value of the equity interests in a Paired Entities Subsidiary.

5.5         Consents and Approvals; No Conflicts.

(a)         Except (1) for filings and approvals or expiration or termination of applicable waiting periods required under applicable Antitrust Laws, (2) for such filings and reports as may be required under, and other applicable requirements of, the Securities Act and the Exchange Act, (3) for the filing, and acceptance for record, of the Certificate of Mergers with the DSOS and the other actions required under the DGCL, (4) for any filings and approvals required under the rules and regulations of the Nasdaq Global Select Market and (5) for any filings as may be required in respect of any transfer or gain Taxes, none of the execution, delivery or performance of this Agreement by the Paired Entities, the consummation by the Paired Entities of the transactions contemplated hereby or compliance by the Paired Entities with any of the provisions hereof will (with or without notice or lapse of time, or both) require any filing with, notification to, or permit, authorization, consent or approval of, any Governmental Entity, except for such filings, notifications, permits, authorizations, consents and approvals the failure of which to be obtained or made, would not have a Company Material Adverse Effect.

(b)         None of the execution, delivery or performance of this Agreement by the Paired Entities, the consummation by the Paired Entities of the transactions contemplated hereby or compliance by the Paired Entities with any of the provisions hereof will (with or without notice or lapse of time, or both) (i) subject to obtaining the Requisite Company Vote and Requisite Hospitality Vote, conflict with or violate any provision of the Organizational Documents or any organizational document of any Paired Entities Subsidiaries, (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of vesting, amendment, termination, cancellation, acceleration, notification or other rights or obligations) under, or give rise to a right of, or result in, vesting, amendment, termination, cancellation, modification or acceleration, purchase or sale under, of any obligation or the creation of an Encumbrance (other than Permitted Encumbrances) or to the loss of a material benefit under, any of the terms, conditions or provisions of any Contract to which the Company, Hospitality or any Paired Entities Subsidiary is a party or by which it or any of its properties or assets may be bound, or (iii) conflict with or violate any Law or Permit or publicly-facing privacy policy applicable to the Company, Hospitality or any Paired Entities Subsidiary or any of their properties or assets, except in the cases of clauses (ii) and (iii) for any such violations, breaches, defaults, or conflicts which would not have a Company Material Adverse Effect.

5.6         SEC Reports; Financial Statements; Undisclosed Liabilities.

(a)         The Paired Entities have filed or otherwise furnished to the SEC all forms, reports, schedules, statements, registration statements, prospectuses, definitive proxy statements and other documents required to be filed with or furnished to the SEC by the Paired Entities since January 1, 2019, together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002, as amended (“Sarbanes-Oxley Act”) (all such documents, together with all exhibits and schedules to the foregoing materials and all information incorporated therein by reference and any amendments or supplements thereto, including those filed or furnished subsequent to the date hereof, the “Paired Entities SEC Reports”). As of their respective filing or furnished dates (or, if amended or superseded by a filing or a document furnished, then on such filing or furnished date), the Paired Entities SEC Reports (i) complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, including, in each case, the rules and regulations promulgated thereunder, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. None of the Paired Entities Subsidiaries is currently subject to the periodic reporting requirements of the Exchange Act.  The Paired Entities have made available to Parent all comment letters and all material correspondence between the SEC, on the one hand, and the Company or Hospitality, on the other hand, since January 1, 2018.  As of the date hereof, there are no material outstanding or unresolved comments received from the SEC with respect to any of the Paired Entities SEC Reports filed or furnished by the Paired Entities with the SEC and, as of the date hereof, to the knowledge of the Paired Entities, none of the Paired Entities SEC Reports is the subject of ongoing SEC review.  Each of the Paired Entities are in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules and regulations of the Nasdaq Global Select Market.  Each of the audited consolidated financial statements and unaudited consolidated interim financial statements of each of the Paired Entities included in or incorporated by reference into the Paired Entities SEC Reports (including the related notes and schedules, the “Company Financial Statements”) fairly presents in all material respects the consolidated financial position of the applicable Paired Entity and its Subsidiaries as of its date and each of the consolidated statements of operations, changes in shareholders’ equity and other comprehensive income and cash flows of the Paired Entities and their Subsidiaries included in or incorporated by reference into the Paired Entities SEC Reports (including any related notes and schedules) fairly present in all material respects the consolidated results of operations, changes in shareholders’ equity and other comprehensive income or cash flows, as the case may be, of the applicable Paired Entity and its consolidated Subsidiaries for the periods set forth therein, and, in each case have been prepared in accordance with GAAP (as in effect on the United States on the date of such Company Financial Statement) (except, in the case of unaudited statements, as permitted by Form 10-Q, Form 8-K or any successor form under the Exchange Act) consistently applied during the periods involved (except as may be noted therein, or, in the case of unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the Exchange Act).  The Paired Entities have designed and maintain a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) intended to provide reasonable assurances regarding the reliability of financial reporting for the Paired Entities and the Paired Entities Subsidiaries. The Paired Entities have established and maintain “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) intended to provide reasonable assurance that material information required to be disclosed by the Paired Entities in the reports that they file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the applicable Paired Entity’s management as appropriate to allow timely decisions regarding required disclosure, have conducted the procedures in accordance with their terms and have otherwise operated in compliance with the requirements under Rules 13a-15 and 15d-15 of the Exchange Act.

(b)        Except as and to the extent accrued, reflected, disclosed or reserved against on the consolidated balance sheet of the Paired Entities as of December 31, 2020 included in the Paired Entities SEC Reports filed prior to the date hereof, none of the Company, Hospitality or any Paired Entities Subsidiary has any Liability required to be accrued, reflected, disclosed or reserved on a consolidated balance sheet of a Paired Entity prepared in accordance with GAAP, except for (i) Liabilities arising out of or incurred in connection with the Mergers or the other transactions contemplated by this Agreement, (ii) Liabilities incurred in the ordinary course of business consistent with past practice and (iii) Liabilities that would not reasonably be expected to have a Company Material Adverse Effect.

5.7        Litigation.  Except as would not have a Company Material Adverse Effect, there is no Legal Action pending or, to the knowledge of the Paired Entities, threatened in writing against the Company, Hospitality or any of the Paired Entities Subsidiaries or their properties or assets or any director, officer or employee of the Company, Hospitality or any of the Paired Entities Subsidiaries in his or her capacity as such or other person, in each case, for whom the Company, Hospitality or any of the Paired Entities Subsidiaries may be liable.  Neither the Paired Entities nor any Paired Entities Subsidiary is subject to any outstanding Order unrelated to this Agreement that would reasonably be expected to have a Company Material Adverse Effect.  As of immediately prior to the date of this Agreement, there is no Legal Action to which the Paired Entities or any Paired Entities Subsidiary is a party pending or, to the knowledge of the Paired Entities, threatened in writing seeking to prevent, hinder, modify, delay or challenge the Mergers or any of the other transactions contemplated by this Agreement.

5.8          Compliance with Laws; Permits.

(a)          None of the Paired Entities nor any of the Paired Entities Subsidiaries is, nor since January 1, 2018 has been, in violation or default of any Laws or any publicly-facing privacy policies to which either of the Paired Entities or any Paired Entities Subsidiary or any of their respective businesses, properties or assets is subject, except where such violation or default, alone or together with all other violations, would not have or reasonably be expected to have a Company Material Adverse Effect.  Except as would not reasonably be expected to have a Company Material Adverse Effect, no investigation, review or proceeding by any Governmental Entity with respect to the Paired Entities or any Paired Entities Subsidiary or their operations is pending or, to the knowledge of the Paired Entities, threatened in writing, and, to the knowledge of the Paired Entities, no Governmental Entity has indicated an intention to conduct the same.

(b)        The Paired Entities and the Paired Entities Subsidiaries have obtained and are in possession of all licenses, permits, franchises, variances, consents, certificates, approvals, exemptions, clearances, permissions, qualifications, registrations and Orders of any Governmental Entity (“Permits”) necessary for the Paired Entities and the Paired Entities Subsidiaries to own, lease and operate their properties and assets and to conduct their business as such business is currently being conducted, except where the failure to obtain any such Permit, alone or together with all other such failures, would not have a Company Material Adverse Effect. All of such Permits are valid and in full force and effect, except where the failure to be in full force and effect would not have a Company Material Adverse Effect. The Paired Entities and the Paired Entities Subsidiaries are, and each of their respective business as being conducted is, in compliance in all respects with the terms and requirements of such Permits, except where the failure to be in compliance would not have a Company Material Adverse Effect.  No suspension or cancellation of any Permit is pending or, to the knowledge of the Paired Entities, threatened in writing and no such suspension or cancellation will result from the transactions contemplated by this Agreement, in each case except as would not reasonably be expected to have a Company Material Adverse Effect.  The Paired Entities and the Paired Entities Subsidiaries are, and each of their respective business as being conducted is, in compliance in all respects with the terms and requirements of such Permits, except where the failure to be in compliance would not have a Company Material Adverse Effect.

(c)          Except as would not reasonably be expected to have a Company Material Adverse Effect, neither the Paired Entities nor any of the Paired Entities Subsidiaries, nor, to the knowledge of the Paired Entities, any director, officer or employee of the Paired Entities or any Paired Entities Subsidiaries, has (i) knowingly used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, (ii) unlawfully offered or provided, directly or indirectly, anything of value to (or received anything of value from) any foreign or domestic government employee or official or any other person, or (iii) taken any action, directly or indirectly, that would constitute a violation in any material respect by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the “FCPA”), including making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA.

(d)          The representations in this Section 5.8 do not apply to Tax matters, as to which the representations and warranties are as set forth in Section 5.10

5.9         Absence of Certain Changes.  Since December 31, 2020, through the date of this Agreement, (i) there has not been any event, circumstance, change, development or effect that has had or would reasonably be expected to have a Company Material Adverse Effect, (ii) the Company, Hospitality and the Paired Entities Subsidiaries have conducted their businesses in all material respects in the ordinary course of business consistent with past practice and (iii) there has not been any declaration, setting aside for payment or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any shares of Company Common Stock, Hospitality Class A Common Stock, Hospitality Class B Common Stock or Hospitality Preferred Stock except for (A) a special cash distribution of $0.35 per share of Hospitality Class A Common Stock and Hospitality Class B Common Stock declared on December 22, 2020 and paid on each share of Hospitality Class A Common Stock and Hospitality Class B Common Stock on January 20, 2021, (B) a cash dividend of $0.09 per Paired Common Share declared on February 25, 2021 and payable on each Paired Common Share on March 26, 2021 and (C) dividends declared and paid on the Hospitality Preferred Stock in accordance with the terms of the Hospitality Certificate of Incorporation.

5.10        Taxes.

(a)          Except as set forth in Section 5.10(a) of the Paired Entities Disclosure Schedule, (i) each of the Company, Hospitality and the Paired Entities Subsidiaries has timely filed (or had timely filed on their behalf) all material Tax Returns required to be filed by any of them (after giving effect to any filing extension granted by a Governmental Entity) and all such Tax Returns are correct, complete, and accurate in all material respects; (ii) each of the Company, Hospitality and the Paired Entities Subsidiaries has timely paid (or had timely paid on its behalf), all material Taxes required to be paid by it (whether or not shown on a Tax Return), except to the extent that any such Taxes are being contested in good faith or for which adequate reserves or accruals have been provided in accordance with GAAP; (iii) to the knowledge of the Paired Entities no deficiencies for any material Taxes have been proposed, asserted or assessed in writing against the Company, Hospitality or any of the Paired Entities Subsidiaries that remain outstanding; (iv) there are no audits, examinations or other proceedings related to any material Taxes or material Tax matters of the Paired Entities or any Paired Entities Subsidiary in progress, and no Paired Entity or Paired Entities Subsidiary has received any written notice from any taxing authority that it intends to conduct such an audit, examination or other proceeding in respect of any material Taxes; (v) none of the Company, Hospitality or the Paired Entities Subsidiaries is contesting any liability for material Taxes before any Governmental Entity, (vi) the Paired Entities and the Paired Entities Subsidiaries have complied in all material respects with all applicable Laws, rules and regulations relating to the withholding of Taxes and have duly and timely withheld and paid over to the appropriate taxing authorities all material amounts required to be so withheld and paid on or prior to the due date thereof; (vii) each of the Paired Entities and the Paired Entities Subsidiaries has complied in all material respects with its obligations to file IRS Forms W-2 and 1099; (viii) to the knowledge of the Paired Entities no claim is pending by a taxing authority in a jurisdiction where the Paired Entities or the Paired Entities Subsidiaries do not file Tax Returns that such entity is or may be subject to a material amount of Tax by that jurisdiction; (ix) there are no material Tax liens on any assets of the Company, Hospitality or any of the Paired Entities Subsidiaries (other than any liens for Taxes not yet due and payable for which adequate reserves have been made in accordance with GAAP or for Taxes being contested in good faith); (x) neither the Company, Hospitality nor any Paired Entities Subsidiary has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to an assessment or deficiency for a material amount of Tax (other than pursuant to extensions of time to file Tax Returns in the ordinary course); and (xi) neither the Company, Hospitality, nor any Paired Entities Subsidiaries has any outstanding request for any Tax ruling from any Governmental Entity or is the subject of a “closing agreement” within the meaning of Section 7121 of the Code (or any comparable agreement under applicable state, local or foreign Tax Law) that would have effect following the Closing Date.

(b)         For all taxable years commencing with its taxable year ended December 31, 2010, Hospitality (including its predecessor, ESH Hospitality, LLC) has been organized and operated in conformity with the requirements for qualification and taxation as a real estate investment trust (a “REIT”) within the meaning of Sections 856-860 of the Code and has operated since December 31, 2010 (the year with respect to which Hospitality (or its predecessor) first made the election to be treated as a real estate investment trust for U.S. federal income tax purposes) to the date hereof and intends to continue to operate until the Effective Time, in such a manner as to permit it to continue to qualify as a REIT through such time. Hospitality has not taken or omitted to take any action which would reasonably be expected to result in Hospitality’s failure to qualify as a REIT, and no challenge to Hospitality’s status or qualification as a REIT is pending or, to the knowledge of the Paired Entities, threatened in writing.  Section 5.10(b) of the Paired Entities Disclosure Schedule sets forth each of the Paired Entities Subsidiaries and its classification for U.S. federal income tax purposes as of the date hereof.  Each Subsidiary of Hospitality that is listed in Section 5.10(b) of the Paired Entities Disclosure Schedule as a partnership, joint venture, or limited liability company has, since the date of its formation and the date on which Hospitality acquired a direct or indirect interest in such entity, been treated for U.S. federal income tax purposes as a partnership or disregarded entity, as the case may be, and not as a corporation or an association taxable as a corporation.  Each Subsidiary of Hospitality that is listed in Section 5.10(b) of the Paired Entities Disclosure Schedule as a corporation has, since the date of its formation or the date on which Hospitality acquired an interest in such entity, been treated for U.S. federal income tax purposes as a REIT, “qualified REIT subsidiary” pursuant to Section 856(i) of the Code (a “QRS”) or a “taxable REIT subsidiary” pursuant to Section 856(l) of the Code (a “TRS”) as set forth on such schedule.  Each entity that is listed in Section 5.10(b) of the Paired Entities Disclosure Schedule as a REIT has been, since the date of its formation, treated as a REIT for U.S. federal income tax purposes.  Neither Hospitality nor any Subsidiary of Hospitality holds any asset the disposition of which would be subject to rules similar to Section 1374 of the Code (or otherwise result in any “built-in gains” Tax under Section 337(d) of the Code and the applicable Treasury Regulations thereunder).  Since November 12, 2013, the value (as determined under Section 269B of the Code) of all shares of Hospitality Class B Common Stock has represented less than 50% of the value of all of the outstanding shares of stock of Hospitality.

(c)          Since January 1, 2016, neither Hospitality nor any its Subsidiaries has incurred any liability for Taxes under Sections 857(b), 857(f), 860(c) or 4981 of the Code or Section 337(d) of the Code (and the applicable Treasury Regulations thereunder).  Since January 1, 2016, neither Hospitality nor any of its Subsidiaries (other than a TRS or any subsidiary of a TRS) has engaged at any time in any “prohibited transaction” within the meaning of Section 857(b)(6) of the Code.  Since January 1, 2016, neither Hospitality nor any of its Subsidiaries has engaged in any transaction that would give rise to “redetermined rents, redetermined deductions and excess interest” described in Section 857(b)(7) of the Code.  To the knowledge of the Paired Entities, no event has occurred, and no condition or circumstance exists, which presents a material risk that any material Tax described in the preceding sentences will be imposed on the Paired Entities or any Paired Entities Subsidiary.

(d)          There are no Tax Protection Agreements currently in force.

(e)          The Paired Entities have made available to Parent correct and complete copies of (i) all U.S. federal and other material Tax Returns of the Paired Entities and the Paired Entities Subsidiaries relating to the taxable periods ending since the Paired Entities’ and the Paired Entities Subsidiaries’ respective taxable years ending on December 31, 2016 and (ii) any audit report issued within the last four (4) years relating to any material Taxes due from or with respect to the Paired Entities or any Paired Entities Subsidiaries.

(f)         Neither the Paired Entities nor any of the Paired Entities Subsidiaries: (i) has agreed to make any material adjustment pursuant to Section 481(a) of the Code, (ii) has any knowledge that the IRS has proposed, in writing, such an adjustment or a change in accounting method with respect to the Paired Entities or any Paired Entities Subsidiary or (iii) has any application pending with the IRS or any other Governmental Entity requesting permission for any change in accounting method.

(g)         Neither the Paired Entities nor any Paired Entities Subsidiary is a party to any Tax indemnity, allocation or sharing agreement or similar agreement or arrangement, other than (i) any agreement or arrangement solely among any of the Paired Entities and/or any Paired Entities Subsidiaries and (ii) provisions in commercial contracts not primarily relating to Taxes.

(h)          Neither the Paired Entities nor any Paired Entities Subsidiary has participated in or has any liability or obligation with respect to any “listed” transaction within the meaning of Treas. Reg. § 1.6011-4(b)(2).

(i)          In the past two (2) years, neither the Paired Entities nor any Paired Entities Subsidiary has been a “distributing corporation” or a “controlled corporation” in a distribution in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

(j)          Since January 1, 2016, neither the Paired Entities nor any Paired Entities Subsidiary: (i) is or has ever been a member of an affiliated group of corporations filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (ii) has any liability for the Taxes of any person (other than the Paired Entities or any Paired Entities Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of any state, local, or foreign Law), or as a transferee or successor.

(k)         Except as set forth in Section 5.10(k) of the Paired Entities Disclosure Schedule, neither the Paired Entities nor any Paired Entities Subsidiary has (i) made any election to defer any payroll Taxes under the CARES Act, (ii) claimed any Tax credit pursuant to Section 7001 or 7003 of the Families First Coronavirus Response Act of 2020 or (iii) taken out any loan, received any loan assistance or received any other financial assistance, or requested any of the foregoing, in each case under the CARES Act, including pursuant to the Paycheck Protection Program or the Economic Injury Disaster Loan Program.

5.11       Material Contracts.

(a)          Section 5.11(a) of the Paired Entities Disclosure Schedule contains a complete list of the following Contracts (or the accurate description of principal terms in the case of oral Contracts), including all amendments, supplements and side letters thereto that modify each such Contract in any material respect to which the Company, Hospitality or any Paired Entities Subsidiary is a party or by which the Company, Hospitality or any Paired Entities Subsidiary or any of their respective properties or assets are bound or affected as of the date hereof (each required to be disclosed, a “Material Contract”):

(i)          (A) the Corporate Offices Lease, (B) any lease, sublease or occupancy agreement (other than solely among one or more Paired Entities and/or Paired Entities Subsidiaries) of real or personal property providing for the payment by the any of the Paired Entities and/or Paired Entities Subsidiaries of annual rent of $2,000,000 or more or relates to real property comprising more than 25,000 square feet of space (together with the Corporate Offices Lease, collectively, “Material Company Leases”), (C) any Ground Lease, (D) any Operating Lease and (E) any Franchise Agreement Document;

(ii)          any partnership, limited liability company agreement, joint venture or other similar Contract (other than solely among one or more Paired Entities and/or Paired Entities Subsidiaries) with a third party;

(iii)         any Contract (other than solely among one or more Paired Entities and/or Paired Entities Subsidiaries) under which Indebtedness of any of the Paired Entities and/or Paired Entities Subsidiaries is (A) outstanding with an outstanding principal amount in excess of $5,000,000, individually, whether secured or unsecured, or (B) secured by Paired Entities Property (such Contracts described in clauses (A) and (B), the “Existing Loan Documents”);

(iv)         any Contract, including any amendment thereto, required to be filed as an exhibit to the Paired Entities’ Annual Report on Form 10-K pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act on or after January 1, 2019;

(v)         any Contract (other than solely among one or more Paired Entities and/or Paired Entities Subsidiaries) providing for the sale, assignment, ground lease or exchange of, or option to sell, assign, ground lease or exchange, any Paired Entities Property or any portion thereof, or for the purchase, assignment, ground lease or exchange of, or option to purchase, assign, ground lease or exchange, any real estate (the “Active Sale Agreements”);

(vi)        any Contract (other than solely among one or more Paired Entities and/or Paired Entities Subsidiaries) for the acquisition or disposition (by merger, consolidation, acquisition of equity interests or assets or any other business combination) of any property or assets or instruments (other than Contracts referenced in clause (v) of this Section 5.11(a)) for aggregate consideration under such Contract of $3,000,000 or more;

(vii)       other than Contracts for ordinary repair and maintenance, any Contract (other than solely among one or more Paired Entities and/or Paired Entities Subsidiaries) relating to the development or construction of, or additions or expansions to, the Paired Entities Properties, under which the Company, Hospitality or any of the Paired Entities Subsidiaries has, or expects to incur, an obligation under such Contract of (A) individually, $500,000 or more, or (B) collectively with all obligations under any other Contracts for the applicable project with respect to which such Contract has been entered, $1,000,000 or more;

(viii)      any Contract (other than solely among one or more Paired Entities and/or Paired Entities Subsidiaries) pursuant to which the Company, Hospitality or any of the Paired Entities Subsidiaries manages any material real property (other than property owned by the Company, Hospitality and/or any Paired Entities Subsidiaries) which by its terms provides to the Company, Hospitality and the Paired Entities Subsidiaries annual receipts under such Contract of $50,000 or more;

(ix)        any Contract that contains covenants of a Paired Entity or any Paired Entities Subsidiary purporting to limit either the type of business in which the Paired Entity or any Paired Entities Subsidiary or any of their affiliates may engage or the geographic area in which any of them may so engage, other than exclusive lease provisions, non-compete provisions and other similar leasing restrictions entered into by the Paired Entity or any Paired Entities Subsidiary in the ordinary course of business consistent with past practice, contained in the Material Company Leases or contained in other recorded documents by which real property was conveyed by the Paired Entity or any Paired Entities Subsidiary to any user;

(x)         any Contract that (x) requires the Paired Entities or any Paired Entities Subsidiary to make any investment (in each case, in the form of a loan, capital contribution or similar transaction) in any Paired Entities Subsidiary or other person in excess of $2,000,000 or (y) evidences a loan (whether secured or unsecured) made to any other person in excess of $2,000,000;

(xi)        any Contract which relates to the settlement (or proposed settlement) of any pending or threatened suit or proceeding, other than any settlement that provides solely for the payment of less than $1,000,000 in cash (net of any amount covered by insurance or indemnification that is reasonably expected to be received by the Paired Entities or any Paired Entities Subsidiary);

(xii)       any Contract that relates to material Owned Intellectual Property or Licensed Intellectual Property or material IT Assets, other than (i) inbound “off-the-shelf” software licenses with annual fees less than $2,000,000 or (ii) non-exclusive licenses in the ordinary course of business;

(xiii)      any Contract with any executive officer, or director of any Paired Entity or any of the Paired Entities Subsidiaries, any stockholder of the Paired Entities beneficially owning 5% or more of outstanding shares of Company Common Stock or Hospitality Class B Common Stock or, to the knowledge of the Paired Entities, any member of the “immediate family” (as such term is defined in Item 404 of Regulation S-K promulgated under the Securities Act) of any of the foregoing (other than compensatory arrangements and indemnity agreements); and

(xiv)      any Contract not otherwise described above and calls for or guarantees (A) aggregate payments by the Paired Entities and the Paired Entities Subsidiaries of more than $5,000,000 over the remaining term of such Contract or (B) annual aggregate payments by the Paired Entity and the Paired Entities Subsidiaries of more than $2,500,000.

(b)        Except as would not have a Company Material Adverse Effect, (i) none of the Company, Hospitality or any Paired Entities Subsidiary is and, to the knowledge of the Paired Entities, no other party is in breach or violation of, or default under, any Material Contract, (ii) none of the Company, Hospitality or any of the Paired Entities Subsidiaries has received any written claim of default under any such agreement that remains uncured, and (iii) to the knowledge of the Paired Entities, no event has occurred which would result in a breach or violation of, or a default under, any Material Contract (in each case, with or without notice or lapse of time or both). Except as would not have a Company Material Adverse Effect, each Material Contract is valid and binding on the applicable Paired Entity or Paired Entities Subsidiary party thereto, and to the knowledge of the Paired Entities, each other party thereto, and enforceable in accordance with its terms and is in full force and effect (subject to applicable bankruptcy, insolvency, moratorium or other similar Laws relating to creditors’ rights and general principles of equity).

5.12       Real and Personal Property.

(a)         Owned Property. Section 5.12(a) of the Paired Entities Disclosure Schedule lists each parcel of real property owned as of the date hereof by the Company, Hospitality or any Paired Entities Subsidiary (collectively, the “Owned Real Property” and together with the Ground Leased Real Properties (defined below), the “Paired Entities Properties” and each individually, a “Paired Entities Property”).  The Company, Hospitality or the applicable Paired Entities Subsidiary set forth in Section 5.12(a) of the Paired Entities Disclosure Schedule owns good and valid fee simple title to the Owned Real Property, free and clear of liens, mortgages or deeds of trust, pledges, options, rights of first refusal or offer, conditional or installment sales contracts, claims against title, charges which are liens, security interests or other encumbrances on title (“Encumbrances”), other than (i) statutory Encumbrances for taxes and assessments not yet due and payable or for taxes that are being contested in good faith by appropriate proceedings and for which  reserves have been established on the Company Financial Statements in accordance with GAAP (to the extent required by GAAP), (ii) mechanics’, materialmen’s, workmen’s, repairmen’s, warehousemen’s, carriers’ and similar Encumbrances arising in the ordinary course of business of the Paired Entities or any of the Paired Entities Subsidiaries for amounts not yet due and payable or the amount or validity of which are being contested in good faith and for which appropriate reserves have been established on the Company Financial Statements in accordance with GAAP (to the extent required by GAAP), (iii) Encumbrances for which title insurance coverage pursuant to a title policy held by the Company, Hospitality or the applicable Paired Entities Subsidiary has been obtained, (iv) Encumbrances as would be ascertained by a current and accurate survey and inspection of the applicable property (other than such matters that, individually or in the aggregate, materially adversely impair the current use, operation or value of the subject real property), (v) Encumbrances securing Indebtedness reflected on the most recent consolidated balance sheet of the Paired Entities included in the Paired Entities SEC Reports filed with the SEC prior to the date of this Agreement or incurred by the Paired Entities or any of their Subsidiaries in the ordinary course of business since the date of such consolidated balance sheet, (vi) Encumbrances imposed or promulgated by Laws or by any Governmental Entities with respect to real property and improvements, including zoning regulations, (vii) Encumbrances under applicable securities laws, (viii) Encumbrances granted to public utilities, municipalities or other Governmental Entities that would not reasonably be expected to materially interfere with the current use or value of the subject real property, (ix) the terms of any Ground Leases, and all right and title of the fee lessor under any Ground Leased Real Property and any Encumbrances thereon permitted pursuant to the terms of the applicable Ground Lease,  and (x) all other non-monetary Encumbrances and other imperfections of title that are typical for the applicable property type and locality and that would not reasonably be expected to materially impair the existing use (or if such real property is vacant, the intended use), operation or value of the property or asset affected by the applicable Encumbrance (collectively, “Permitted Encumbrances”).

(b)         Ground Leases. Section 5.12(b) of the Paired Entities Disclosure Schedule lists as of the date hereof (i) the common street address of real property in which a Paired Entity or a Paired Entities Subsidiary holds as lessee or sublessee a ground lease or ground sublease interest in any real property (as the context may require, individually or collectively, the “Ground Leased Real Property”) , (ii) each ground lease (or ground sublease) pursuant to which any Paired Entity or any Paired Entities Subsidiary is a lessee (or sublessee), including each amendment or guaranty or any other agreement related thereto (individually, a “Ground Lease” and collectively, “Ground Leases”) and (iii) the applicable Paired Entity or Paired Entities Subsidiaries holding such leasehold interest. Except as would not have or reasonably be expected to have a Company Material Adverse Effect, a Paired Entity or a Paired Entities Subsidiary holds a valid leasehold or subleasehold interest in the Ground Leased Real Property free and clear of all Encumbrances except for Permitted Encumbrances.  True and complete copies of the Ground Leases have been made available to Parent.

(c)          Third Party Leases. Section 5.12(c) of the Paired Entities Disclosure Schedule lists each commercial operating lease, sublease, ground lease, license, room block contract or occupancy agreement with a third party as tenant/lessee thereunder in place with respect to the Paired Entities Property under which the Company, Hospitality or any Paired Entities Subsidiary is landlord/lessor, including each material amendment or other agreement relating thereto other than ordinary-course bookings and related Contracts (“Operating Leases”).

(d)         Other Company Leases. Section 5.12(d) of the Paired Entities Disclosure Schedule lists (i) each parcel of real property leased or subleased by the Company, Hospitality or any Paired Entities Subsidiary from a party other than a Paired Entity and/or a Paired Entities Subsidiary (which shall not include the Ground Leased Real Property, and any property leased pursuant to billboard leases, cell tower leases and parking lot leases) (collectively, the “Leased Properties”) and (ii) each lease or sublease of such real property pursuant to which any Paired Entity or any Paired Entities Subsidiary holds as a lessee or sublessee a leasehold or sublease interest in a Leased Property, including each amendment, guaranty or other agreement relating thereto (collectively, the “Lease Documents”). Except as would not have or reasonably be expected to have a Company Material Adverse Effect, (i) each of the Lease Documents is valid, binding and in full force and effect as against the Company, Hospitality or the Paired Entities Subsidiaries and, to the knowledge of the Paired Entities, as against the other party thereto subject to applicable bankruptcy, insolvency, moratorium or other similar Laws relating to creditors’ rights and general principles of equity, and (ii) a Paired Entity or a Paired Entities Subsidiary holds a valid leasehold or subleasehold interest as a lessee or sublessee in the Leased Properties free and clear of all Encumbrances except for Permitted Encumbrances. True and complete copies of the Lease Documents have been made available to Parent.

(e)          Property Agreements. None of the Company, Hospitality or any Paired Entities Subsidiary is a party to any management, or other similar agreements providing for the management of operations conducted at any Paired Entities Property by any person other than the Company, Hospitality or any Paired Entities Subsidiary (a “Third Party”).

(f)          Personalty/Non-Real Estate Assets. Except as would not have  a Company Material Adverse Effect, the Company, Hospitality and the Paired Entities Subsidiaries have good and valid title to, or a valid and enforceable leasehold interest in, all material personal property and other material non-real estate assets used by them at the Paired Entities Properties to conduct the business of the Paired Entities, free and clear of all Encumbrances, except for Permitted Encumbrances.

(g)         Company Space Leases. Section 5.12(g) of the Paired Entities Disclosure Schedule lists as of the date hereof each lease, sublease ground lease, license or other occupancy agreement (other than ordinary-course bookings and related contracts of any Paired Entities Property) to which any Paired Entity or Paired Entities Subsidiary is party as landlord with respect to each of the applicable Paired Entities Properties (such leases, together with all amendments, modifications, supplements, renewals, extensions, guarantees and other agreements related thereto, but excluding the Operating Leases, the “Company Space Leases”).

(h)         Participation Agreements. Except for those contracts or agreements set forth in Section 5.12(h) of the Paired Entities Disclosure Schedule and the Material Contracts, neither any of the Paired Entities nor any Paired Entities Subsidiary has entered into any contract or agreement (collectively, the “Participation Agreements”) with any person other than a Paired Entity or a wholly owned Paired Entities Subsidiary (the “Participation PartyError! Bookmark not defined.”) which provides for a right of such Participation Party to a participation, investment, joinder, partnership interest, or have any other interest in (whether characterized as a contingent fee, profits interest, equity interest or otherwise) or have the right to any of the foregoing in any proposed or anticipated investment opportunity, joint venture, partnership or any other current or future transaction or property in which a Paired Entity or any Paired Entities Subsidiary has or will have a material interest, including those transactions or properties identified, sourced, produced or developed by such Participation Party (a “Participation Interest”). Section 5.12(h) of the Paired Entities Disclosure Schedule sets forth all of the Paired Entities Properties which are held by a Paired Entity or a Paired Entities Subsidiary in respect of which any Participation Party currently has a Participation Interest, and setting forth the Participation Agreements, as the case may be, pertaining thereto.

(i)          Management Agreements.  Except as set forth in Section 5.12(i) of the Paired Entities Disclosure Schedule, neither any of the Paired Entities nor any Paired Entities Subsidiary is a party to any material agreement pursuant to which a Paired Entity or any of the Paired Entities Subsidiaries manages any real properties for any Third Party.

(j)         Transfer Rights. As of the date hereof, other than the Active Sale Agreements, (i) neither any of the Paired Entities nor any Paired Entities Subsidiary has exercised any Transfer Right with respect to any real property or person in an amount in excess of $3,000,000, individually or in the aggregate, which transaction has not yet been consummated and (ii) no Third Party has exercised in writing any Transfer Right with respect to any Paired Entities Subsidiary or Paired Entities Property, which transaction has not yet been consummated.

(k)         Condemnation/Rezoning. Except as would not reasonably be expected to have a Company Material Adverse Effect, to the knowledge of the Paired Entities, as of the date hereof, none of the Paired Entities or any of the Paired Entities Subsidiaries has received any written notice to the effect that any condemnation or rezoning proceedings are pending or threatened with respect to any of the Paired Entities Properties.

(l)          Prior Sale Agreements.  Section 5.12(l) of the Paired Entities Disclosure Schedule lists each real property or leasehold interest in any ground lease (or sublease) conveyed, transferred, assigned or otherwise disposed of by any Paired Entity or any Paired Entities Subsidiary (if a Paired Entities Subsidiary at the time of such conveyance, transfer, assignment or disposition) since January 1, 2018, except for easements or similar interests. Other than as set forth in Section 5.12(l) of the Paired Entities Disclosure Schedule, to the knowledge of the Paired Entities, as of the date hereof, none of the Paired Entities or any of the Paired Entities Subsidiaries has received any written notice of any outstanding claims under any Prior Sale Agreements which would reasonably be expected to result in liability to any Paired Entity or any Paired Entities Subsidiary in an amount, in the aggregate, in excess of $1,000,000. To the knowledge of the Paired Entities, none of the Paired Entities or any of the Paired Entities Subsidiaries has received any written notice of any outstanding violation of any Law, including zoning regulation or ordinance, building or similar law, code, ordinance, order or regulation, for any Paired Entities Property, in each case which has had, or would reasonably be expected to have, a Company Material Adverse Effect.

(m)        Except as would not reasonably be expected to have a Company Material Adverse Effect, all Franchise Disclosure Documents used by any Paired Entity or any of the Paired Entities Subsidiaries since January 1, 2019 to offer or sell franchises for any franchise agreements that are in effect as of the date of this Agreement: (i) have contained all information required by the Franchise Laws at the time such disclosure was made and (ii) have otherwise been prepared and delivered to prospective franchisees in compliance with the Franchise Laws.  Section 5.12(m) of the Paired Entities Disclosure Schedule sets forth a correct and complete list of all states in the United States that have franchise registration requirements in which (i) the Paired Entity or any of the Paired Entities Subsidiaries are currently registered to sell franchises and (ii) the Paired Entity or any of the Paired Entities Subsidiaries are currently exempt from the registration provisions of such state’s Franchise Law.

(n)         Budgets.  The operating budget set forth in Section 5.12(n) of the Paired Entities Disclosure Schedule (the “Operating Budget”) discloses, as of the date hereof, the budgeted operating expenses of the Paired Entities and the Paired Entities Subsidiaries through December 31, 2021, excluding Capital Expenditures not directly related to corporate activities.  The capital expenditure budget in Section 5.12(n) of the Paired Entities Disclosure Schedule (the “Capital Expenditure Budget”) discloses, as of the date hereof, the budgeted amount of all expenditures and fundings (capital or otherwise) in connection with renovations, construction projects, restorations, developments and redevelopments, and projects that are in pre-development, on any Paired Entities Property (collectively, the “Capital Expenditures”), budgeted to be funded on an annual basis through December 31, 2021 by or on behalf of any Paired Entity or any Paired Entities Subsidiary, in each case with respect to each project or line item, in excess of $500,000 or in an aggregate amount per Paired Entities Property in excess of $1,000,000.

5.13      Intellectual Property.  Except as would not have a Company Material Adverse Effect: (i) the Company, Hospitality or the Paired Entities Subsidiaries own or are licensed to use, or otherwise have the right to use, all items of Intellectual Property used in the business of the Company, Hospitality and the Paired Entities Subsidiaries as currently conducted; (ii), the Company, Hospitality or the Paired Entities Subsidiaries own the entire right, title and interest in and to each item of Intellectual Property purported to be owned by the Company, Hospitality or any of the Paired Entities Subsidiaries (the “Owned Intellectual Property”) free and clear of all Encumbrances other than Permitted Encumbrances and none of the Owned Intellectual Property has been adjudged invalid or unenforceable in whole or in part and, the Owned Intellectual Property is valid and enforceable; (iii) the Company, Hospitality or the Paired Entities Subsidiaries own the entire right, title and interest in and to each of the Paired Entities Marks, free and clear of all Encumbrances other than Permitted Encumbrances, and none of Paired Entities Marks has been adjudged invalid or unenforceable in whole or in part and, the Paired Entities Marks are valid and enforceable; (iv) to the knowledge of the Paired Entities, each license of Intellectual Property licensed by or to the Company, Hospitality or any of the Paired Entities Subsidiaries (the “Licensed Intellectual Property”) is valid and enforceable, is binding on all parties to such license, is in full force and effect and no party to any license of the Licensed Intellectual Property is in breach thereof or default thereunder; (v) the conduct of the business of the Company, Hospitality and the Paired Entities Subsidiaries, as currently conducted, does not infringe upon or misappropriate the Intellectual Property rights of any third party; (vi) there are no claims pending or, to the knowledge of the Paired Entities, threatened, that the Company, Hospitality or any Paired Entities Subsidiary is infringing, misappropriating or otherwise in violation of any Intellectual Property right of any third party, and, to the knowledge of the Paired Entities, no third party during the twelve (12) months preceding the date hereof has infringed, misappropriated or otherwise been in violation of any Intellectual Property rights of the Company, Hospitality or any Paired Entities Subsidiary; (vii) neither the Paired Entities nor any of the Paired Entities Subsidiaries has received, in the twelve (12) months preceding the date hereof, any written charge, complaint, claim, demand or notice challenging the validity of or right to use any of the Owned Intellectual Property or Licensed Intellectual Property; (viii) the Company, Hospitality and the Paired Entities Subsidiaries have taken reasonable actions to protect, preserve and maintain the confidentiality and value of any material trade secrets, know how or other confidential information contained in the Owned Intellectual Property or the Licensed Intellectual Property and (ix) the Paired Entities and the Paired Entities Subsidiaries have taken all commercially reasonable steps to maintain and protect the integrity, continuous operation and security of the software, websites, applications, systems, networks, databases and other information technology equipment used in connection with their businesses (and all data, including personal data, processed thereby) (“IT Assets”), and there have been no breaches, violations, outages, unauthorized uses of or unauthorized access to same, other than occurrences that were resolved without material cost, liability or the legal duty to notify any person.

5.14       Environmental Matters.  Except as would not have a Company Material Adverse Effect: (a) the Paired Entities and the Paired Entities Subsidiaries are and have been in compliance with all applicable Environmental Laws, (b) the Company, Hospitality and each Paired Entities Subsidiary has obtained all Permits required by applicable Environmental Laws (collectively referred to as “Environmental Permits”), is in compliance with the terms and conditions of such Environmental Permits and each such Environmental Permit is valid, in effect, and the renewal of such Environmental Permit has been timely re-applied for, (c) there is no Legal Action pending or, to the knowledge of the Paired Entities, threatened against the Company, Hospitality, any Paired Entities Subsidiary, any Paired Entities Property or any properties formerly owned, leased or operated by the Paired Entities or any Paired Entities Subsidiary or any former Subsidiaries of the Paired Entities under any Environmental Law, (d) at all times during the Paired Entities’ or Paired Entities Subsidiary’s ownership or operation of any Paired Entities Property, such Paired Entities Property has been (and with respect to former Subsidiaries of the Company or Hospitality, and properties formerly owned, leased or operated by the Paired Entities or any Paired Entities Subsidiary or any former Subsidiaries of the Company or Hospitality, to the knowledge of the Paired Entities, was during the period owned, leased or operated by any of them) in compliance with all applicable Environmental Laws (including possessing and complying with any required Environmental Permits), (e) none of the Company, Hospitality or any Paired Entities Subsidiary has disposed of any Hazardous Materials at, on, or under any Paired Entities Property in a quantity or concentration that requires reporting or requires a response action under any Environmental Law, nor has any of the Company, Hospitality or any Paired Entities Subsidiary received any written notice, demand or claim alleging liability on the part of the Paired Entities or any Paired Entities Subsidiary as a result of a Release of Hazardous Materials; (f) Hazardous Material are not present in, at, on or under any of the Paired Entities Properties, either as a result of the operations of the Paired Entities or any Paired Entities Subsidiary or otherwise, and to the knowledge of the Paired Entities, are not present in, at, on or under any other real property for which the Paired Entities or any Paired Entities Subsidiary could reasonably be expected to be liable, in a quantity or condition that, in either case, would reasonably be expected to result in a liability under Environmental Laws on the part of the Paired Entities or any Paired Entities Subsidiary, (g) there are, to the knowledge of the Paired Entities, no wetlands (as that term is defined under Section 404 of the Federal Water Pollution Control Act, as amended, 33 U.S.C. Section 1344, and all implementing regulations) at any Paired Entities Property, nor is any Paired Entities Property subject to any current or, to the knowledge of the Paired Entities, threatened environmental deed restriction, use restriction, institutional or engineering control or order or agreement with any Governmental Entity or any other restriction of record and (h) neither the Paired Entities nor any Paired Entities Subsidiary has received any written notice, demand, letter or claim, in any case, alleging that the Paired Entities or any Paired Entities Subsidiary is in violation of, or liable under, any Environmental Law and, to the knowledge of the Paired Entities, no such notice, demand or claim has been threatened.

5.15       Employee Benefit Plans.

(a)         Section 5.15(a) of the Paired Entities Disclosure Schedule sets forth a list as of the date hereof of every material Employee Program. For purposes of this Agreement, the term “Employee Program” means each employee benefit plan, within the meaning of ERISA Section 3(3) (whether or not subject to ERISA) and any bonus, stock option, stock purchase, restricted stock, equity or equity-based or cash incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance or other benefit plan, program or arrangement, and any employment, retention, change-in-control, consulting, termination, severance agreement or arrangement to which the Paired Entities or any ERISA Affiliate is a party, with respect to which any of the Paired Entities or any ERISA Affiliate has any obligation, or which are maintained, contributed to or sponsored, by the Paired Entities or any ERISA Affiliate. Each Employee Program which is intended to qualify under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS regarding its qualification thereunder, and to the knowledge of the Paired Entities, there is no fact which would adversely affect the qualified status of any such Employee Program or the exemption of any trust established in connection therewith.

(b)         With respect to each material Employee Program, the Paired Entities have provided, or made available, to Parent (if applicable to such Employee Program): (i) all documents embodying or governing such Employee Program, and any funding medium for such Employee Program (including, without limitation, trust agreements); (ii) to the extent applicable, the most recent IRS determination or opinion letter with respect to such Employee Program under Code Section 401(a); (iii) the most recently filed IRS Form 5500; (iv) the summary plan description for such Employee Program (or other descriptions of such Employee Program provided to employees) and all modifications thereto; (v) any insurance policy related to such Employee Program; and (vi) the most recent actuarial report and financial statements.

(c)         Each Employee Program has been administered in accordance with its terms and the requirements of applicable Law, including, without limitation, ERISA and the Code, except as would not, individually or in the aggregate, have a Company Material Adverse Effect. None of the Paired Entities or any ERISA Affiliate has now or at any time during the six years preceding the date hereof contributed to (or had any obligation to contribute to), sponsored, or maintained (i) a pension plan (within the meaning of Section 3(2) of ERISA) subject to Section 412 of the Code or Title IV of ERISA; (ii) a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA); or (iii) a single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) for which any of the Paired Entities could reasonably be expected to incur Liability under Section 4063 or 4064 of ERISA.  None of the Employee Programs provide for continuing post-employment health, life insurance coverage, or other welfare benefits for any participant or any beneficiary of a participant, except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), or similar state Law, or except with respect to a contractual obligation to reimburse any premiums such person may pay in order to obtain health coverage under COBRA.

(d)        No Employee Program exists that would result in (i) the payment (or increase in the amount payable) to any present or former employee, director or consultant of any of the Paired Entities or any ERISA Affiliate (each, a “Service Provider”) or  (ii) the acceleration of time of payment, funding, or vesting of any compensation or benefits with respect to any Service Provider, in each case, as a result of the execution and delivery of this Agreement or consummation of the transactions contemplated by this Agreement (whether alone or in connection with any subsequent event). No current or former employee of any of the Paired Entities or any ERISA Affiliate has any rights under any Contract or Employee Program that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to the terms of Section 280G of the Code.  None of the Paired Entities or any ERISA Affiliate has any obligation to gross-up, indemnify or otherwise reimburse any Service Provider for any Taxes incurred by such Service Provider, including any Taxes incurred under Section 409A or 4999 of the Code, or any interest or penalty related thereto.

(e)         With respect to any Employee Program, (i) no actions, claims, proceedings or other similar actions (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Paired Entities, threatened, that would reasonably be expected to have a Company Material Adverse Effect, (ii) no facts or circumstances exist that could reasonably be expected to give rise to any such actions, and (iii) no administrative investigation, audit or other administrative proceeding by the Department of Labor, the IRS or other Governmental Entity is pending, in progress or, to the knowledge of the Paired Entities, threatened.

(f)         For purposes of this Section 5.15 an entity is an “ERISA Affiliate” of the Paired Entities if it would have ever been considered a single employer with the Company or Hospitality under ERISA Section 4001(b) or part of the same “controlled group” as the Company or Hospitality for purposes of ERISA Section 302(d)(3).

5.16       Labor Matters.

(a)          None of the Company, Hospitality or any Paired Entities Subsidiary is a party to, or bound by, any collective bargaining agreement, Contract, understanding or similar labor agreement with a labor union or labor union organization. There are no pending or, to the knowledge of the Paired Entities, threatened unfair labor practice charges, grievances or complaints filed, except which would not be material to the Paired Entities and the Paired Entities Subsidiaries, taken as a whole. To the knowledge of the Paired Entities, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened in writing involving employees of the Company, Hospitality or any of the Paired Entities Subsidiaries, nor, to the knowledge of the Paired Entities, have there been any such organizing activities within the past three years.  No labor organization or group of employees of the Paired Entities or any Paired Entities Subsidiaries has made a written demand to the Paired Entity or any Paired Entities Subsidiary for recognition or certification and there are no representation or certification proceedings or petitions seeking a representation proceeding presently filed, or to the knowledge of the Paired Entities, threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. There are no labor strikes, material slowdowns, material work stoppages, lockouts or other material labor controversies in effect, nor have the Paired Entities or the Paired Entities Subsidiaries been materially affected in the past by any actual or threatened work stoppage, strike or other labor disturbance, nor, to the knowledge of the Paired Entities, are any such controversies threatened. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, the Paired Entities and the Paired Entities Subsidiaries are in compliance in all material respects with all applicable Laws relating to the employment of labor, including all applicable Laws relating to wages, hours, collective bargaining, employment discrimination, civil rights, safety and health, worker compensation, pay equity and payment of withholding and/or social security taxes, including but not limited to any obligations pursuant to the Worker Adjustment and Retraining Notification Act of 1988 (“WARN”) and similar state and local Laws. None of the Paired Entities or Paired Entities Subsidiaries has incurred any Liability under, and there has been no “mass layoff” or “plant closing” as defined by, WARN or any similar state or local Law within the last six months.  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there are no complaints, charges or claims against the Paired Entities or any Paired Entities Subsidiary filed or, to the knowledge of the Paired Entities, threatened in writing to be brought or filed, with or by any Governmental Entity based on, arising out of, in connection with, or otherwise relating to the application for employment, provision of services, employment or termination of employment of any individual by the Paired Entities or any Paired Entities Subsidiary.

(b)          In the prior three (3) years, none of the Company, Hospitality or any Paired Entities Subsidiary is or has been party to a settlement agreement with a Service Provider resolving allegations of sexual harassment. There are no, and in the prior three (3) years, there have not been any, Legal Actions pending or, to the knowledge of the Paired Entities, threatened, nor any other complaint, charge or claim made, by or against any Service Provider of the Company, Hospitality or any Paired Entities Subsidiary, in each case, involving allegations of sexual harassment, except which would not be material to the Paired Entities and the Paired Entities Subsidiaries, taken as a whole.

5.17       No Brokers.  No broker, investment banker, financial advisor or other person, other than Goldman Sachs & Co. LLC, the fees and expenses of which will be paid by the Paired Entities, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Mergers based upon arrangements made by or on behalf of the Paired Entities or any of their Subsidiaries. The fee that will be payable to Goldman Sachs & Co. LLC in connection with the Mergers is set forth in Section 5.17 of the Paired Entities Disclosure Schedule.  The Company has furnished to Parent true and complete copies of all Contracts between the Company or Hospitality, on the one hand, and Goldman Sachs & Co. LLC, on the other hand, relating to the transactions contemplated by this Agreement, which agreements disclose all fees payable thereunder.

5.18       Opinion of Financial Advisor.  The Company Board and the Hospitality Board have received the oral opinion (to be confirmed in writing) of Goldman Sachs & Co. LLC to the effect that, as of the date of the written opinion and subject to certain assumptions, limitations, qualifications, and other matters set forth in such written opinion, the Merger Consideration is fair from a financial point of view to the holders (other than Parent and its affiliates) of Paired Common Shares.

5.19       Board Approval; Vote Required; Takeover Statutes.

(a)         By resolutions duly adopted (unanimously, in the case of the Company Board) and, except as permitted under Section 7.5, which have not been subsequently rescinded, withdrawn or modified in a manner adverse to Parent, each of the Company Board and the Hospitality Board has, at a meeting duly called and held, duly (i) determined that this Agreement, the respective Mergers and the other transactions contemplated hereby are advisable, fair to and in the best interest of the Company and Hospitality, respectively, and the stockholders of the Company and Hospitality, (ii) approved this Agreement, the respective Mergers and the other transactions contemplated by this Agreement and declared their advisability and (iii) recommended that the stockholders of the Company and Hospitality adopt this Agreement and directed that this Agreement be submitted for consideration by the Company’s and Hospitality’s stockholders at the Special Meetings (with respect to the actions of the Company Board referred to in clauses (i), (ii) and (iii) above, the “Company Board Recommendation”, and with respect to the actions of the Hospitality Board referred to in clauses (i), (ii) and (iii) above, the “Hospitality Board Recommendation”, and together with the Company Board Recommendation, the “Board Recommendations”), (iv) taken all requisite action so that the execution and delivery of this Agreement by the parties hereto, or the consummation of the Mergers and the other transactions contemplated hereby will not result in Parent, MergerCo 1 or MergerCo 2 being subject to the “Ownership Limit” for purposes of Article V of the Company Certificate of Incorporation or the Hospitality Certificate of Incorporation or otherwise subject any of them to the restrictions contained therein, and (v) taken all requisite action so that the Pairing (as defined in Article VI of each of the Company Certificate of Incorporation and the Hospitality Certificate of Incorporation) shall terminate as of the Effective Time.  Assuming the accuracy of the representations contained in Article IV, the approval of this Agreement, the Mergers and the other transactions contemplated by this Agreement by the Company Board and the Hospitality Board constitutes approval of this Agreement, the Mergers and the other transactions contemplated hereby for purposes of Article XI of each of the Company Certificate of Incorporation and the Hospitality Certificate of Incorporation, and represents the only action necessary to ensure that the restrictions (i) on “business combinations” set forth in Article XI of each of the Company Certificate of Incorporation and the Hospitality Certificate of Incorporation and (ii) “business combinations” under Section 203 of the DGCL and any other takeover Laws and regulations do not and will not apply to the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, and that no other “fair price”, “moratorium”, “control share acquisition”, “business combination” or other Law or regulation is applicable to the Company, Hospitality or the Paired Entities Subsidiaries.

(b)         The affirmative vote of (i) the holders of a majority of all the issued and outstanding shares of Company Common Stock entitled to vote at the Company’s Special Meeting (the “Requisite Company Vote”) and (ii) the holders of a majority of all the issued and outstanding shares of Hospitality Class B Common Stock and Hospitality Class A Common Stock entitled to vote at Hospitality’s Special Meeting, voting together as a single class, (the “Requisite Hospitality Vote” and, together with the Requisite Company Vote, the “Requisite Vote”) are the only votes of the holders of any class or series of capital stock of the Paired Entities or Paired Entities Subsidiaries necessary to adopt or approve this Agreement, the Mergers and the other transactions contemplated by this Agreement.

5.20       Insurance.  Section 5.20 of the Paired Entities Disclosure Schedule sets forth a correct and complete list of the material insurance policies held by, or for the benefit of the Paired Entities or any of the Paired Entities Subsidiaries as of the date of this Agreement, including the insurer under such policies and the type of and amount of coverage thereunder.  The Paired Entities maintain insurance coverage in such amounts and covering such risks as are in all material respects in accordance with normal industry practice for companies of similar size engaged in businesses similar to that of the Paired Entities (taking into account the cost and availability of such insurance). Except as would not have a Company Material Adverse Effect, since December 31, 2019 there has been no claim by the Paired Entities or any Paired Entities Subsidiary under any such policies which has been denied or disputed by the insurer. Except as would not have a Company Material Adverse Effect, all insurance policies maintained by or on behalf of the Paired Entities or the Paired Entities Subsidiaries are in full force and effect, all premiums due and payable thereon have been paid, and since December 31, 2019, no written notice of cancellation or termination or written notice of failure to renew any such insurance policy or refusal of coverage thereunder or any other notice that such policies are no longer in full force and effect or that the issuer of any such policy is no longer willing or able to perform its obligations thereunder, has in any case, been received by the Paired Entities or Paired Entities Subsidiaries with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation. With respect to each such insurance policy, except as would not have a Company Material Adverse Effect: (a) none of the Company, Hospitality or any of the Paired Entities Subsidiaries is in breach or default, and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under the policy; and (b) to the knowledge of the Paired Entities, as of the date hereof, no insurer on any such policy has been declared insolvent or placed in receivership, conservatorship or liquidation.

5.21       Information Provided.  The Joint Proxy Statement, will not, at the time the preliminary Joint Proxy Statement is filed with the SEC, the definitive Joint Proxy Statement is first mailed to the Company’s stockholders or Hospitality’s stockholders, at the time of either Special Meeting or at the time of any amendment or supplement thereof, as applicable, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Joint Proxy Statement, insofar as it relates to the Paired Entities or any Paired Entities Subsidiaries or other information supplied by the Paired Entities for inclusion or incorporation by reference therein, will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation or warranty is made by the Paired Entities with respect to statements made or incorporated by reference therein based on information supplied in writing by Parent, MergerCo 1, MergerCo 2 or any of their Representatives specifically for inclusion (or incorporation by reference) in the Joint Proxy Statement.

5.22       Investment Company Act.  No Paired Entity nor any Paired Entities Subsidiary is required to be registered as an investment company under the Investment Company Act of 1940, as amended.

5.23       No Other Representations or Warranties. Each of the Paired Entities hereby acknowledges and agrees that, except for the representations and warranties made by Parent, MergerCo 1 and MergerCo 2 in Article IV, such Paired Entity has not been induced by or relied upon any representations, warranties or statements, whether express or implied, made by Parent, MergerCo 1 and MergerCo 2 or any of Parent Parties or any other person, whether or not any such representations, warranties or statements were made in writing or orally.

ARTICLE VI
CONDUCT OF BUSINESS PENDING THE MERGERS

6.1         Conduct of Business by the Paired Entities.  Except as (A) may be required by Law, (B) any COVID-19 Response after written notice to and, to the extent practicable under the circumstances, consultation with, Parent, (C) set forth in Section 6.1 of the Paired Entities Disclosure Schedule, (D) consented to in writing in advance by Parent (which consent shall not be unreasonably withheld, conditioned or delayed) or (E) otherwise specifically contemplated or required under this Agreement (or as permitted under the exceptions set forth in Sections 6.1(a) through (t) below), during the period from the date of this Agreement to the earlier of the Effective Time and the termination of this Agreement, (x) each of the Paired Entities shall use commercially reasonable efforts to, and shall cause each of the Paired Entities Subsidiaries to use commercially reasonable efforts to, (i) carry on their respective businesses in the ordinary course of business consistent with the Operating Budget and the Capital Expenditure Budget and past practice, (ii) maintain and preserve intact the material components of their present business organizations, (iii) retain the services of their present officers and key employees, (iv) preserve their goodwill and relationships with tenants, customers, suppliers and others having business dealings with them and (v) to preserve their assets and properties in good repair and condition (normal wear and tear expected); provided that, without limiting the foregoing (y) none of the Company or Hospitality shall, and the Company and Hospitality shall cause the Paired Entities Subsidiaries not to (except to the extent any of clauses (A), (C), (D) or (E) of this paragraph apply thereto), do any of the following:

(a)          (i) split, combine, reclassify, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any shares of capital stock of the Paired Entities or the Paired Entities Subsidiaries, (ii) except as permitted by Sections 7.16(a) and 7.16(b) and except for the payment of the dividends declared by the Paired Entities on February 25, 2021, declare, set aside or pay any dividend or other distribution (whether in cash, stock, or property or any combination thereof) in respect of any shares of capital stock of the Company, Hospitality or any Paired Entities Subsidiary, except for (A) dividends or distributions, declared, set aside or paid by Hospitality solely to the Company or by any wholly owned Paired Entities Subsidiary to the Company, Hospitality or any other wholly owned Paired Entities Subsidiary and (B) dividends permitted pursuant to Section 7.16, (iii) enter into any Contract with respect to the voting or registration of any share of capital stock or equity interest of the Company, Hospitality or any Paired Entities Subsidiary; or (iv) adopt a “poison pill” or similar stockholder rights plan;

(b)         issue, sell, pledge, dispose of, grant, license or otherwise subject to any Encumbrance (other than Permitted Encumbrances) any shares of capital stock of any Paired Entity or any Paired Entities Subsidiary or any options, warrants, convertible securities, stock appreciation rights or other rights of any kind to acquire any shares of such capital stock of the Paired Entities of any Paired Entities Subsidiary (other than (i) issuance, sales or dispositions of   shares of capital stock of any Paired Entities Subsidiary to a Paired Entity or any Paired Entities Subsidiary that is wholly owned by a Paired Entity, (ii) the issuance of Paired Common Shares upon the settlement of any Stock Units outstanding as of the date of this Agreement and granted after the date hereof in accordance with the terms hereof, (iii) the 2021 grant of Stock Units under the Equity Plans to members of the Paired Entities’ boards of directors, in the ordinary course of business consistent in form and amount with previous regular annual grants, and (iv) for conversions into Excess Stock (as defined in and in accordance with the terms of the Company Certificate of Incorporation and the Hospitality Certificate of Incorporation));

(c)         (i) sell, transfer, lease, assign, license abandon, dispose of, pledge or otherwise subject to any Encumbrance (other than Permitted Encumbrances) any properties or assets of the Paired Entities and the Paired Entities Subsidiaries, except (A) the disposition of used or excess furniture, fixtures or equipment in the ordinary course of business, (B) for non-exclusive licenses or non-material transactions in the ordinary course of business or (C) pursuant to an Active Sale Agreement or (ii) in connection with the incurrence of any Indebtedness permitted to be incurred by either of the Paired Entities pursuant to Section 6.1(e), sell, transfer, ground lease, dispose of, pledge or encumber (other than Permitted Encumbrances) any real property (including Paired Entities Property), except, in the case of each of clauses (i) and (ii), for the execution of easements, covenants, rights of way, restrictions and other similar instruments in the ordinary course of business that would not, individually or in the aggregate, reasonably be expected to materially impair the existing use, operation or value of the property or asset affected by the applicable instrument;

(d)         acquire (by merger, consolidation, acquisition of equity interests or assets, any other business combination) any interest in any person (or equity interests thereof) or any assets, real property, personal property, equipment, business or other rights, other than (i) acquisitions of personal property (and not real property) in the ordinary course of business consistent with past practice with a purchase price not exceeding $7,500,000 individually or in the aggregate, and (ii) acquisitions of assets or real property pursuant to Contracts listed in Section 6.1(d) of the Paired Entities Disclosure Schedule;

(e)         other than as set forth in Section 6.1(e) of the Paired Entities Disclosure Schedule, (i) incur, assume, refinance or guarantee any Indebtedness or issue any debt securities, or guarantee, assume, endorse or otherwise become responsible for any Indebtedness of another person, except, in each case, for (A) Indebtedness under the revolving credit facilities of the Paired Entities and the Paired Entities Subsidiaries in effect as of the date hereof (the “Existing Revolving Facilities”), (B) the credit agreements between Hospitality and the Company in effect as of the date hereof (“Intercompany Credit Agreements”) (C) in connection with transactions permitted pursuant to Section 6.1(d), (D) in an amount not to exceed $7,500,000 in the aggregate and is not secured, directly or indirectly, by Paired Entities Property and is not pursuant to the provisions of the CARES Act (provided that in the case of clauses (C) and (D) such Indebtedness shall be prepayable at any time without penalty or premium, other than customary breakage fees); (ii) prepay, refinance or amend the terms of any Indebtedness, except for (A) repayments under the Company’s or Hospitality’s existing credit facilities in the ordinary course of business consistent with past practice (specifically excluding the loans secured, directly by any Paired Entities Property) or under the Existing Revolving Facilities or the Intercompany Credit Agreements, and (B) mandatory payments under the terms of any Indebtedness in accordance with its terms or (iii) make loans, advances or capital contributions to or investments in any person (other than as may be permitted pursuant to this Section 6.1);

(f)          change any of the accounting principles or procedures used by it (except as required by GAAP) or make any materially adverse change to any publicly-facing privacy policy or the security of any material IT assets used in their businesses except as required by applicable Law;

(g)          (i) establish, adopt, enter into, terminate or materially amend any Employee Program or establish, adopt or enter into any plan, agreement, program, policy, trust, fund or other arrangement that would be an Employee Program if it were in existence as of the date of this Agreement for the benefit of any current or former director, officer or employee (other than offer letters in the ordinary course of business in respect of the individuals hired to fill the positions set forth in Section 6.1(g)(i) of the Paired Entities Disclosure Schedule); (ii) increase the compensation or benefits payable or to become payable or the benefits provided to its current or former directors, officers or employees, except for increases in base compensation for all employees (both salaried and hourly) in respect of regular salary and wage increases in an amount that does not exceed 3% of employees’ salaries and wages in the aggregate; (iii) grant any retention, severance or termination pay or any award under any cash-based bonus or incentive plan to, or enter into any employment, bonus, change of control or severance agreement with, any current or former director, officer or other employee of the Paired Entities or of any Paired Entities Subsidiary; (iv) loan or advance any money or other property to any current or former director, officer or employee of the Paired Entities or the Paired Entities Subsidiaries; (v) grant any equity or equity based awards (except as permitted by Section 6.1(b)); (vi) hire any new employee or terminate the employment of any employee (other than for “cause”), in each case, other than with respect to employees with total annual compensation (prospective, in the case of hires) of not more than $150,000; or (vii) take any action to fund, accelerate, or in any way secure the payment of compensation or benefits under any employee plan, agreement or arrangement or Employee Program;

(h)        (i) amend or otherwise change, in any material respect, any provision of the Organizational Documents, (ii) amend the organizational or governance documents of any wholly owned Paired Entities Subsidiary, other than in the ordinary course of business consistent with past practice or (iii) (A) terminate, waive compliance with the terms of or breaches under, or assign the Pairing Agreement, (B) effect any exchange pursuant to Article IV of the Pairing Agreement, (C) modify the proportion in which the shares of Company Common Stock and Hospitality Class B Common Stock are paired, (D) waive any provision of Article VI of the Company Certificate of Incorporation or the Hospitality Certificate of Incorporation or (E) convert any shares of Hospitality Class A Common Stock into Hospitality Class B Common Stock;

(i)          adopt a plan of complete or partial liquidation, merger, consolidation, conversion, restructuring, recapitalization or resolutions providing for or authorizing such a plan (other than such plans with respect to inactive Paired Entities Subsidiaries that are not material to any of the Paired Entities or the other Paired Entities Subsidiaries);

(j)         settle or compromise any pending or threatened Legal Action (whether or not commenced prior to the date of this Agreement) other (i) than settlements or compromises providing solely for payment of amount (not covered by insurance) not in excess of $2,000,000 individually or $5,000,000 in the aggregate or (ii) Legal Actions arising from the ordinary course of operations of the Paired Entities involving collection matters or personal injury which are fully covered by adequate insurance (subject to customary deductibles); provided, that in no event shall a Paired Entity or Paired Entities Subsidiary settle or compromise any Transaction Litigation except in accordance with the provisions of Section 7.15(b) (for the avoidance of doubt, this Section 6.1(l) shall not apply to any Legal Action with respect to Taxes);

(k)         except as set forth on Section 6.1(k)(i) of the Paired Entities Disclosure Schedule, enter into, amend or modify in any material respect, or terminate (other than as may be required under the terms thereof), or waive compliance with the material terms of or material breaches under, or assign, renew or extend (other than as may be required under the terms thereof) or exercise any option to renew or extend any Material Contract or any Contract that would be a Material Contract if it were in existence as of the date of this Agreement; provided, however, that if Parent fails to respond to the Company’s or the Hospitality’s written request for approval of any such action (which response may include a request for reasonable additional information) within 48 hours of receipt of any such request made to each of the persons set forth on Section 6.1(k)(ii) of the Paired Entities Disclosure Schedule in the manner set forth in Section 10.1, Parent shall be deemed to have given its written consent to such action; provided, further, that (x) the immediately preceding proviso does not apply to Ground Leases, Existing Loan Documents, Franchise Agreement Documents or Contracts for acquisitions, dispositions or development projects, and (y) the Company and Hospitality agree it shall not be unreasonable for Parent to withhold consent with respect to any Contract that relates to a new development project that is contemplated to include capital expenditures in the aggregate for such project in excess of $5,000,000;

(l)          except as set forth in Section 6.1(l) of the Paired Entities Disclosure Schedule, enter into any Contract for, or otherwise authorize or make any commitment with respect to, any capital expenditure on, related to or adjacent to any Paired Entities Property, other than (A) as provided for in the Capital Expenditure Budget made available to Parent prior to the date of this Agreement in an aggregate amount up to 110% of the respective amounts specified for each such expenditure in the Capital Expenditure Budget and in an aggregate amount up to 105% of the Capital Expenditure Budget taken as a whole, (B) maintenance and repair expenditures at existing Paired Entities Properties in the ordinary course of business, (C) capital expenditures that, when added to all other capital expenditures made on behalf of the Paired Entities and the Paired Entities Subsidiaries after the date of this Agreement but not provided for in the Capital Expenditure Budget and not made in accordance with in accordance with clause (B) above do not exceed $7,500,000 in the aggregate, and (D) capital expenditures related to any Emergency or Force Majeure in any amount that the Company determines is necessary in its reasonable judgment to maintain its ability to operate its businesses in the ordinary course;

(m)        file any material Tax Return that is materially inconsistent with a previously filed Tax Return of the same type for a prior taxable period (taking into account any amendments), change any material method of Tax accounting, make, change or rescind any material Tax election (including entity classification elections) (it being understood and agreed, for the avoidance of doubt, that nothing in this Agreement shall preclude Hospitality from designating dividends paid by it as “capital gain dividends” within the meaning of Section 857 of the Code), amend in any material manner any material Tax Return, or settle or compromise any material Tax Liability audit, claim or assessment, enter into any closing agreement related to a material amount of Taxes, waive or extend the statute of limitations in respect of any material Taxes (other than in the ordinary course of business), or knowingly surrender any right to claim any material Tax refund, in each case, except after prior consultation with Parent, to the extent that any such action is required by Law or necessary to preserve the status of Hospitality as a REIT (or to preserve the status of any Paired Entities Subsidiary as a REIT, partnership, disregarded entity, TRS or QRS for U.S. federal tax purposes) under the Code or any comparable provision of state or local Law;

(n)          enter into a new line of business (it being understood that activities contemplated by the Operating Budget and the Capital Expenditure Budget shall not constitute a new line of business);

(o)         except as set forth in Section 6.1(o) of the Paired Entities Disclosure Schedule, (i) initiate or consent to any material zoning reclassification of any Paired Entities Property or any material change to any approved site plan (in each case, that is material to such Paired Entities Property or plan, as applicable), special use permit or other land use entitlement affecting any material Paired Entities Properties in any material respect or (ii) amend, modify or terminate, or authorize any person to amend, modify, terminate or allow to lapse, any material Permit;

(p)         fail to use commercially reasonable efforts to maintain in full force and effect the existing insurance policies or to replace such insurance policies with comparable insurance policies covering the Company, Hospitality or any Paired Entities Subsidiary and their respective properties, assets and businesses (including Paired Entities Properties);

(q)          enter into any Tax Protection Agreement;

(r)         other than pursuant to any Contract set forth in Section 6.1(r) of the Paired Entities Disclosure Schedule and for expenditures or commitments in the ordinary course of business consistent with past practice make any expenditure or commitment (including expenditures or commitments from the Paired Entities’ national advertising fund) in connection with the operation of any frequent stayer program or any media advertising or adopt, renew, terminate, change or increase the liability of any Paired Entity or any Paired Entities Subsidiary under, any operating standards, loyalty programs or amenity packages relating to their brands;

(s)          apply for or receive any relief under the CARES Act; or

(t)          enter into an agreement or otherwise make a commitment to take any of the foregoing actions.

6.2         Certain Tax Matters.

(a)          FIRPTA Certificate. On the Closing Date, prior to the Company Merger, the Company shall deliver to MergerCo 1 a duly executed IRS Form W-9.

(b)          During the period from the date of this Agreement until the Closing Date:

(i)           The Paired Entities shall take all reasonable actions as are reasonably necessary to ensure that Hospitality and any other Paired Entities Subsidiary that is a REIT (i) will qualify as a REIT for its current taxable year and, if the Closing Date occurs in 2022, its 2022 taxable year, and (ii) will not become liable for U.S. federal income Tax under Section 857(b) or 4981 of the Code. From the date of this Agreement through the Closing Date, the Paired Entities shall cooperate and consult in good faith with Parent with respect to maintenance of Hospitality’s (and any Paired Entities Subsidiary that is a REIT) REIT status for the 2021 taxable year and, if applicable, 2022 taxable year;

(ii)          Each of Parent, MergerCo 1, MergerCo 2, the Paired Entities and the Paired Entities Subsidiaries will, upon written request of any other party hereto, use commercially reasonable efforts to obtain any certificate or other document from any Governmental Entity or any other person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions contemplated in this Agreement).

6.3         Conduct of Business by Parent, MergerCo 1 and MergerCo 2 Pending the Mergers.  Each of Parent, MergerCo 1 and MergerCo 2 agrees that, between the date of this Agreement and the Effective Time, except as consented to in writing in advance by the Paired Entities, it shall not, and shall not permit any of its controlled affiliates to, directly or indirectly, knowingly (x) enter into, or become party or otherwise subject to, any agreement, arrangement or understanding (in each case, whether oral or written) with any employee, officer or director of any of the Paired Entities or the Paired Entities Subsidiaries that relates in any way to the operation of the Paired Entities or the Paired Entities Subsidiaries after the Closing, the Mergers or the other transactions contemplated by this Agreement, or (y) other than with Starwood Capital Group Holdings, L.P. and its affiliates, enter into, or become party or otherwise subject to, any agreement, arrangement or understanding (in each case, whether oral or written) with any beneficial owner of more than 5% of the outstanding Paired Common Shares that relates to the Paired Entities or the Paired Entities Subsidiaries (including their operation after the Closing), the Mergers or the other transactions contemplated by this Agreement.

6.4         Control of Operations.  Without in any way limiting any party’s rights or obligations under this Agreement, (a) nothing contained in this Agreement shall give Parent, MergerCo 1 or MergerCo 2, directly or indirectly, the right to control or direct the operations of any of the Paired Entities or any of the Paired Entities Subsidiaries prior to the Effective Time and (b) prior to the Effective Time, each of the Paired Entities shall exercise, subject to the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ operations.

ARTICLE VII
ADDITIONAL AGREEMENTS

7.1         Stockholders Meetings.

(a)          As promptly as reasonably practicable after the date of this Agreement, the Company and Hospitality shall prepare a preliminary joint proxy statement relating to this Agreement and the Mergers to be sent to the stockholders of the Company and Hospitality (the “Joint Proxy Statement”). The Company and Hospitality shall provide Parent with a reasonable opportunity to review and comment on such preliminary Joint Proxy Statement (and shall consider in good faith any comments provided by Parent) and, after providing Parent with a reasonable opportunity to review and comment, file the preliminary Joint Proxy Statement with the SEC. Parent, the Company and Hospitality shall use their reasonable best efforts to obtain and furnish the information required to be included by the SEC in the Joint Proxy Statement, and after consultation with Parent, the Company and Hospitality shall respond promptly to any comments made by the SEC with respect to the preliminary Joint Proxy Statement and cause the Joint Proxy Statement to be mailed to the holders of the Paired Common Shares as promptly as reasonably practicable following (x) clearance from the SEC or (y) receiving notification that the SEC is not reviewing the preliminary Joint Proxy Statement. Hospitality shall use its reasonable best efforts to mail to the holders of the Hospitality Preferred Stock the notice relating to the Hospitality Merger contemplated by Section 262(d)(1) of the DGCL. In addition, within 10 calendar days after the date of this Agreement (and thereafter as reasonably determined by the Paired Entities in consultation with Parent), the Paired Entities shall conduct a “broker search” in accordance with Rule 14a-13 of the Exchange Act related to setting a record date for the Special Meetings that is 20 Business Days after the date of such “broker search”.

(b)          The Company and Hospitality shall include in the Joint Proxy Statement each Board Recommendation unless the applicable Board Recommendation has been withdrawn, modified or amended in accordance with Section 7.5(b).

(c)         Each of the Company and Hospitality shall, as promptly as reasonably practicable after the date hereof, in accordance with applicable Law and the Organizational Documents, establish a record date for, and as promptly as reasonably practicable after the Joint Proxy Statement is cleared by the SEC, in accordance with applicable Law, duly call, give notice of, convene and hold a special meeting of its stockholders (as the same may be postponed or adjourned and reconvened, with respect to each Paired Entity, its “Special Meeting” and, together, the “Special Meetings”, with the Special Meeting of Hospitality to be held immediately following the Special Meeting of the Company) for the purpose of obtaining the Requisite Company Vote (in the case of the Company) and the Requisite Hospitality Vote (in the case of Hospitality); provided, however, that each of the Company and Hospitality, acting through its respective board of directors, shall be permitted to adjourn, delay or postpone the Special Meetings in accordance with applicable Law after consultation with Parent (i) to the extent necessary to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the applicable board of directors has determined in good faith after consultation with outside counsel is reasonably likely to be necessary or appropriate under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the applicable company’s stockholders prior to the applicable Special Meeting, (ii) if there are insufficient shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Special Meetings or (iii) to allow reasonable additional time to solicit additional proxies in favor of the adoption of this Agreement to the extent the applicable board of directors or any committee thereof reasonably believes necessary in order to obtain the Requisite Company Vote; provided that in the case of clauses (ii) and (iii), without the written consent of Parent, in no event shall the Special Meetings (as so adjourned, delayed or postponed) be held on a date that is more than thirty (30) days after the date for which the Special Meetings were originally scheduled.  The Paired Entities will use their reasonable best efforts to solicit the Requisite Vote (including by soliciting proxies in favor of the adoption of this Agreement from the Paired Entities’ stockholders), except to the extent that a Paired Entity has made a Change of Recommendation.  The Paired Entities shall each keep Parent reasonably informed with respect to proxy solicitation results as reasonably requested by Parent.

(d)          Unless this Agreement shall have been terminated in accordance with its terms, (i) the Company shall mail the Joint Proxy Statement (and any amendment or supplement thereto that may be required by Law) to the holders of the Paired Common Shares, (ii) the Company shall hold its Special Meeting regardless of whether the Company Board has withdrawn, modified or amended the Company Board Recommendation, (iii) provided the stockholders of the Company shall have adopted this Agreement and the Company Merger by the Requisite Company Vote at the Company Special Meeting, Hospitality shall hold its Special Meeting regardless of whether the Hospitality Board has withdrawn, modified or amended the Hospitality Board Recommendation and (iv) the Paired Entities shall not submit to the vote of their respective stockholders any Acquisition Proposal.

(e)          Unless this Agreement has been terminated in accordance with its terms, at any meeting of the stockholders of Hospitality (whether annual or special and whether or not an adjourned or postponed meeting) including the Special Meeting of Hospitality, however called, when such a meeting is held, and on any action or approval of Hospitality’s stockholders by written consent, the Company shall (i) appear at such meeting or otherwise cause the Hospitality Class A Common Stock to be counted as present thereat for the purpose of establishing a quorum, (ii) vote (or cause to be voted) in person or by proxy in the case of the Special Meeting of Hospitality, or provide a consent with respect to, all of its shares of Hospitality Class A Common Stock in favor of the adoption of this Agreement and the Hospitality Merger; provided that, prior to the meeting at which such vote is taken, the stockholders of the Company shall have adopted this Agreement and the Company Merger by the Requisite Company Vote and (iii) vote (or cause to be voted) all of its shares of Hospitality Class A Common Stock against (A) any Acquisition Proposal or other proposal made in opposition to, in competition with, or inconsistent with this Agreement, the Mergers or the transactions contemplated hereby, (B) any proposal for any recapitalization, reorganization, liquidation, merger, sale of assets, or other business combination between Hospitality and any other person (other than the Hospitality Merger) and (C) any other action that would reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Mergers or any of the transactions contemplated hereby or result in a breach of any covenant, representation or warranty or other obligation or agreement of Hospitality under this Agreement and (iv) shall not Transfer the shares of Hospitality Class A Common Stock held by it.

(f)         The Company and Hospitality shall as promptly as practicable (i) notify Parent upon the receipt of any oral or written request made by the SEC for amendment or supplement of the preliminary Joint Proxy Statement or definitive Joint Proxy Statement or comments thereon and responses thereto, or for additional information, and (ii) provide Parent with copies of all written correspondence between any Paired Entity and its Representatives, on the one hand, and the SEC and its staff, on the other hand, and a reasonable opportunity to review in advance and comment upon the responses thereto, and the Paired Entities shall consider in good faith any comments on such response reasonably proposed by Parent.

(g)          Parent, MergerCo 1 and MergerCo 2 shall provide to the Company and Hospitality any information for inclusion in the Joint Proxy Statement which may be required under applicable Law and which is reasonably requested by any Paired Entity.

(h)          If at any time prior to either Special Meeting, any information relating to the Paired Entities, Parent or any of their respective affiliates, officers or directors, should be discovered by the Company, Hospitality or Parent which should be set forth in an amendment or supplement to the Joint Proxy Statement, so that the Joint Proxy Statement shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party which discovers such information shall promptly notify the other parties, and an appropriate amendment or supplement describing such information shall be filed with the SEC and, to the extent required by applicable Law, be disseminated to the stockholders of the Company and Hospitality and, if required in connection therewith, the Paired Entities will resolicit proxies in favor of the adoption of this Agreement; provided however, that no amended or supplemental Joint Proxy Statement will be filed with the SEC or mailed by a Paired Entity without affording Parent a reasonable opportunity for consultation and review, and the Paired Entities shall consider in good faith any comments on such materials reasonably proposed by Parent.  All documents that the Paired Entities are responsible for filing with the SEC in connection with the Mergers will comply as to form and substance in all material respects with the Exchange Act, provided that the Paired Entities shall not be responsible hereunder for information provided by Parent in writing specifically for inclusion in any such filing.

7.2         Antitrust Filings.  As soon as practicable, and in any event within ten (10) Business Days following the date of this Agreement, the Company, Hospitality, Parent, MergerCo 1 and MergerCo 2 each shall make or cause to be made all necessary filings (it being understood that in any jurisdiction where the submission of a draft prior to formal filing or notification is appropriate or advisable, only the draft initial submission or notification shall be required to be submitted within ten (10) Business Days), and thereafter make any other required submissions, with respect to this Agreement and the Mergers required under the Exchange Act or any other federal, state or foreign Law, including filings (or draft filings or initial submissions, as applicable or advisable) required under any applicable Antitrust Law in the jurisdictions listed on Schedule 7.2 (collectively, the “Antitrust Filings”). The Paired Entities, Parent, MergerCo 1 and MergerCo 2 shall cooperate and consult with each other in connection with the making of all such Antitrust Filings, including by providing copies of all relevant documents to the non-filing party and its advisors prior to the filing. Except as otherwise required by Law, neither Parent nor any of the Paired Entities shall file any such document if the other party has reasonably objected to the filing of such document.  The Paired Entities, Parent, MergerCo 1 and MergerCo 2 shall consult and cooperate with each other in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals submitted by or on behalf of any party hereto in connection with proceedings, reviews or inquiries arising out of, relating to or resulting from such Antitrust Filings or in connection with any Antitrust Law and consider in good faith any reasonable comments such other party may have in such submissions, and not participate independently in any meeting, or engage in any substantive conversation, with any Governmental Entity in respect of any such Antitrust Filings or any investigations or other inquiries relating to any applicable Antitrust Law without giving such other party prior notice of the meeting or conversation and, unless prohibited by such Governmental Entity, the opportunity to attend or participate.  Neither Parent nor any of the Paired Entities shall consent, and each shall cause its respective affiliates not to consent, to any voluntary extension of any statutory deadline or waiting period or to any timing agreement or other voluntary delay of the consummation of the transactions contemplated by this Agreement at the behest of any Governmental Entity without the consent of the other party, which consent shall not be unreasonably withheld or delayed. Each of the Company, Hospitality, Parent, MergerCo 1 and MergerCo 2 shall promptly notify the other of the receipt of any communication with a Governmental Entity regarding the transactions contemplated hereby, or of any comments on, or any request for amendments or supplements to, any of the Antitrust Filings by any Governmental Entity or official, and each of the Company, Hospitality, Parent, MergerCo 1 and MergerCo 2 shall supply the other with copies of all correspondence between it and each of its affiliates and Representatives, on the one hand, or any other governmental official, on the other hand, with respect to any of the Antitrust Filings or any applicable Antitrust Law. The Company, Hospitality, Parent, MergerCo 1 and MergerCo 2 each shall promptly obtain and furnish the other (a) the information which may be reasonably required in order to make such Antitrust Filings and (b) any additional information which may be requested by a Governmental Entity and which the parties reasonably deem appropriate. Parent shall be solely responsible for and pay all filings fees payable to any Governmental Entity pursuant to applicable Antitrust Law in connection with the transactions contemplated by this Agreement.  Any information or materials provided to the other parties pursuant to this Section 7.2 may be provided on an “outside counsel only” basis, if appropriate, and that information or materials may also be redacted (i) to remove references concerning the valuation of the Paired Entities and the Paired Entities Subsidiaries or other competitively sensitive materials, (ii) as necessary to comply with contractual arrangements and obligations and (iii) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.

7.3         Efforts.

(a)         Subject to the terms and conditions herein provided, each of the parties hereto agrees to use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective as promptly as practicable the Mergers and to cooperate with each other in connection with the foregoing, including using reasonable best efforts to take such actions as are necessary to obtain any necessary consents, approvals, orders, exemptions and authorizations by or from any public or private third party, including, without limitation, any that are required to be obtained under any federal, state or local Law or any Contract to which the Company, Hospitality or any Paired Entities Subsidiary is a party or by which any of their respective properties or assets are bound, to defend all lawsuits or other legal proceedings challenging this Agreement or the consummation of the Mergers, to effect all necessary registrations and Antitrust Filings, including, but not limited to, filings under Antitrust Law, if any, and to make submissions of information requested by a Governmental Entity, and to use its reasonable best efforts to cause to be lifted or rescinded any Order or other order adversely affecting the ability of the parties to consummate the Mergers; provided that Parent, MergerCo 1 and MergerCo 2 shall not be required or obligated (and nothing contained in this Section 7.3 or this Agreement shall require or obligate Parent, MergerCo 1 or MergerCo 2) to effect or agree to effect any sale, divestiture or disposition or any other action that limits its freedom of action with respect to, or its ability to retain, any businesses, services or assets of the Paired Entities (or their respective Subsidiaries), or, effective as of the Effective Time, the Company Surviving Corporation or the Hospitality Surviving Corporation (or their respective Subsidiaries), or any interests therein.

(b)         Notwithstanding anything contained in this Agreement to the contrary, nothing in this Section 7.3 or any other provision of this Agreement shall require Parent or any of its Subsidiaries to take or agree to take any action with respect to Parent or its affiliates (including the Blackstone Sponsor, Starwood Capital Group Holdings, L.P. and any investment funds or investment vehicles affiliated with, or managed or advised by, the Blackstone Sponsor, Starwood Capital Group Holdings, L.P. or any portfolio company (as such term is commonly understood in the private equity industry) or investment of the Blackstone Sponsor or Starwood Capital Group Holdings, L.P. or of any such investment fund or investment vehicle), other than the Paired Entities or other Paired Entities Subsidiaries or the Company Surviving Corporation or the Hospitality Surviving Corporation (or their respective Subsidiaries). In no event shall the Company, Hospitality or any Paired Entities Subsidiaries propose, negotiate, effect or agree to any action contemplated by this Section 7.3 without the prior written consent of Parent.

(c)          The Paired Entities shall notify Parent, promptly of (i) any communication from any person alleging that the consent of such person (or another person) is or may be required in connection with the transactions contemplated by this Agreement (and the response thereto from the Paired Entities, the Paired Entities Subsidiaries or their Representatives), (ii) any communication from any Governmental Entity in connection with the transactions contemplated by this Agreement (and the response thereto from the Paired Entities, the Paired Entities Subsidiaries or their Representatives), (iii) any material Legal Actions threatened or commenced against or otherwise affecting any of  the Paired Entities or the Paired Entities Subsidiaries that are related to the transactions contemplated by this Agreement or (iv) any event, change, occurrence, circumstance or development between the date of this Agreement and the Effective Time which causes or is reasonably likely to cause the conditions set forth in Sections 8.2(a) and 8.2(b) of this Agreement not to be satisfied; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement and shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

(d)          Parent shall notify the Company promptly of (i) any communication from any person alleging that the consent of such person (or another person) is or may be required in connection with the transactions contemplated by this Agreement (and the response thereto from Parent or its Representatives), (ii) any communication from any Governmental Entity in connection with the transactions contemplated by this Agreement (and the response thereto from Parent or its Representatives), or (iii) any event, change, occurrence, circumstance or development between the date of this Agreement and the Effective Time which causes or is reasonably likely to cause the conditions set forth in Sections 8.3(a) and 8.3(b) of this Agreement not to be satisfied; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement and shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

(e)         Notwithstanding anything to the contrary in this Agreement, in connection with obtaining any consents in connection with the transactions contemplated by this Agreement from any person (i) without the prior written consent of Parent, none of the Paired Entities or any Paired Entities Subsidiary shall pay or commit to pay to such person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligation and (ii) none of Parent or any of its affiliates shall be required to pay or commit to pay to such person whose approval or consent is being solicited any cash or other consideration, make any commitment or incur any liability or other obligations.  In the event that any party fails to obtain any such consent, the parties shall use their commercially reasonable efforts to minimize any adverse effect upon a Paired Entity, Parent and their respective affiliates and businesses resulting, or which would reasonably be expected to result, after the Effective Time, from the failure to obtain such consent.

(f)           The delivery of any notice pursuant to Section 7.3(c) or Section 7.3(d) shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

7.4         Expenses.  Except as set forth in Section 7.2 and Section 9.2, whether or not the Mergers are consummated, all fees, costs and expenses incurred by, or on behalf of, any party or its affiliates, in connection with the preparation, execution and performance of this Agreement and the transactions contemplated hereby, including, without limitation, all fees, costs and expenses of Representatives (“Expenses”) shall be paid by the party incurring such fees, costs or expenses.

7.5          Acquisition Proposals.

(a)         No Solicitation or Negotiation.  The Paired Entities agree that, except as expressly permitted by this Section 7.5(a), the Paired Entities and the Paired Entities Subsidiaries shall not, and the Paired Entities shall cause their officers and directors not to, and shall instruct and use their commercially reasonable efforts to cause their and the Paired Entities Subsidiaries’ other Representatives not to, from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, directly or indirectly through any other person:

(i)          initiate, solicit, knowingly encourage or knowingly facilitate any inquiries, discussions or requests regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal (an “Inquiry”);

(ii)         engage in, continue or otherwise participate in any discussions or negotiations regarding, or that could reasonably be expected to lead to, an Acquisition Proposal, or provide any non-public information or data concerning the Paired Entities or the Paired Entities Subsidiaries to any person in connection with the foregoing, in each case, except to notify such person of the existence of the provisions of this Section 7.5;

(iii)        otherwise knowingly facilitate in any way any effort or attempt to make an Acquisition Proposal or Inquiry;

(iv)         approve or recommend any Acquisition Proposal;

(v)        enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar definitive agreement providing for or relating to an Acquisition Proposal or requiring a Paired Entity to abandon, terminate or fail to consummate the transactions contemplated by this Agreement (any of the foregoing referred in this clause (v), an “Alternative Acquisition Agreement”); or

(vi)         resolve or agree to do any of the foregoing.

Notwithstanding anything to the contrary in the foregoing provisions of this Section 7.5(a) but subject to the Paired Entities’ compliance with this Section 7.5, at any time prior to the time, but not after, the Requisite Vote is obtained, the Paired Entities, the Paired Entities Subsidiaries and their Representatives may (A) provide information (to any such person, its Representatives, affiliates and its prospective financing sources) in response to a request therefor by a person who has made an unsolicited bona fide written Acquisition Proposal (not resulting from a breach of this Section 7.5) after the date of this Agreement if the Paired Entities receive from the person so requesting such information a confidentiality agreement on terms not less restrictive to such person than those contained in the Confidentiality Agreement; it being understood that such confidentiality agreement need not include explicit or implicit standstill provisions that would restrict the making, amendment or modification of a confidential Acquisition Proposal (an “Acceptable Confidentiality Agreement”); provided, however, that any such non-public information has previously been made available to Parent or will be made available to Parent prior to, or substantially concurrently with (and in any event within 48 hours of), the time such information is made available to such person, its Representatives, affiliates and its prospective financing sources or (B) engage or otherwise participate in any discussions or negotiations with any person or group of persons who has made such an Acquisition Proposal; if and only to the extent that, (I) prior to taking any action described in clause (A) or (B) directly above, the Company Board and the Hospitality Board determine in good faith, after consultation with their financial advisor and outside legal counsel, that failure to take such action, in light of the Acquisition Proposal and the terms of this Agreement, would be inconsistent with the directors’ fiduciary duties under applicable Law and (II) in each such case referred to in clause (A) or (B) directly above, the Company Board and the Hospitality Board have determined in good faith based on the information then available and after consultation with their financial advisor and outside legal counsel that such Acquisition Proposal either constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal. Each of the Paired Entities agrees that any breach of this Section 7.5 by any of the Paired Entities Subsidiaries or any Representatives of the Paired Entities or the Paired Entities Subsidiaries shall be deemed to be a  breach of this Agreement by the Paired Entities.

(b)          No Change in Recommendation or Alternative Acquisition Agreement.  Except as permitted in this Section 7.5(b), neither the Company Board, the Hospitality Board nor any of their committees shall:

(i)          (A) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Company Board Recommendation or the Hospitality Board Recommendation, (B) authorize, approve, adopt or recommend or otherwise declare advisable (or publicly propose or resolve to authorize, approve, adopt or recommend or otherwise declare advisable) any Acquisition Proposal or (C) fail to include the Company Board Recommendation and the Hospitality Board Recommendation in the Joint Proxy Statement (either of the foregoing, a “Change of Recommendation”); or

(ii)         except as expressly permitted by, and after compliance with this Section 7.5, authorize, approve, adopt or recommend or otherwise declare advisable (or publicly propose or resolve to authorize, approve, adopt or recommend or otherwise declare advisable), or cause or permit any Paired Entity or any Paired Entities Subsidiary to enter into, any Alternative Acquisition Agreement (other than an Acceptable Confidentiality Agreement entered into in compliance with Section 7.5(a)).

Notwithstanding anything to the contrary set forth in this Agreement, the Company Board or the Hospitality Board may, prior to but not after the time the Requisite Vote is obtained, (A) make a Change of Recommendation if an Intervening Event has occurred and if, after consulting with its financial advisor and outside legal counsel, the Company Board or the Hospitality Board determines in good faith that the failure to take such action would be reasonably likely to be inconsistent with such directors’ fiduciary duties under applicable Law or (B) if the Paired Entities have not breached this Section 7.5(c) and have not breached the other subsections of this Section 7.5 in any material respect, make a Change of Recommendation and/or terminate this Agreement pursuant to Section 9.1(c)(i) if the Paired Entities receive an Acquisition Proposal (not resulting from a breach of this Section 7.5) that the Company Board and the Hospitality Board have determined in good faith, after consulting with their financial advisor and outside legal counsel, (x) constitutes a Superior Proposal after having complied with, and giving effect to all of the adjustments which may be offered by Parent pursuant to, this Section 7.5(b) and such Acquisition Proposal is not withdrawn and (y) the failure to take such action would be reasonably likely to be inconsistent with such directors’ fiduciary duties under applicable Law; provided that neither the Company Board nor the Hospitality Board may take any such action unless prior to making such Change of Recommendation or authorizing such termination to enter into a definitive written agreement providing for the implementation of such Superior Proposal pursuant to Section 9.1(c)(i), (I) the Paired Entities provide prior written notice (“Notice Period Commencement Notice”) to Parent at least four (4) Business Days in advance (the “Notice Period”) of their intention to take such action, which notice shall include, in the case of a Superior Proposal, the name of the person or group making the Superior Proposal and substantial final draft of the definitive agreement reflecting such Superior Proposal and, in the case of an Intervening Event, a reasonably detailed description of such Intervening Event, (II) if requested by Parent, during the Notice Period the Paired Entities shall, and shall direct their Representatives to, negotiate with Parent in good faith should Parent propose to make amendments or other revisions to the terms and conditions of this Agreement such that, in the case of a Superior Proposal, such Acquisition Proposal no longer constitutes a Superior Proposal and, in the case of an Intervening Event, the failure to take such action is no longer reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law as determined in the good faith judgment of the Company Board or the Hospitality Board after consulting with their financial advisor and outside legal counsel and (III) the Company Board and the Hospitality Board has taken into account any amendments or other revisions to the terms and conditions of this Agreement agreed to by Parent in writing prior to the end of the Notice Period and (1)  the Company Board and the Hospitality Board determined in good faith that, after consulting with its financial advisor and outside legal counsel, in the case of an Intervening Event, a failure to make such Change of Recommendation continues to be reasonably likely to be inconsistent with the directors’ fiduciary duties under applicable Law and (2) the Company Board and the Hospitality Board determined in good faith that, after consulting with their financial advisor and outside legal counsel, in the case of an Acquisition Proposal, the Acquisition Proposal giving rise to such Change of Recommendation continues to constitute a Superior Proposal and the failure to make such Change of Recommendation continues to be inconsistent with the directors’ fiduciary duties under applicable Law; it being understood that any change to the financial terms or any other material amendments or other material revisions to any Acquisition Proposal will be deemed to be a new Acquisition Proposal, including for purposes of the Notice Period; provided, however, that, subsequent to the initial Notice Period, the Notice Period shall be reduced to two (2) Business Days following receipt by Parent of any such new Notice Period Commencement Notice.

(c)         Certain Permitted Disclosure.  Nothing contained in this Section 7.5 shall prohibit the Company, the Company Board or the Hospitality Board from (i) taking and disclosing a position contemplated by Rule 14d-9, Rule 14e-2(a)(2) or (3) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communications to the stockholders of the Company and Hospitality) or (ii) making any disclosure that constitutes a “stop, look and listen” communication pursuant to Section 14d-9(f) promulgated under the Exchange Act (or any similar communications to the stockholders of the Company and Hospitality), which actions shall not constitute or be deemed to constitute a Change of Recommendation; provided, that the Company and Hospitality publicly and expressly reaffirms the Company Board Recommendation and the Hospitality Board Recommendation in such disclosure; and provided, further, that neither the Company, Hospitality, the Company Board nor the Hospitality Board shall be permitted to recommend that the stockholders of the Company or Hospitality tender any securities in connection with any tender offer or exchange offer that is an Acquisition Proposal or otherwise effect an Change of Recommendation with respect thereto, except as permitted by Section 7.5(b).

(d)         Existing Discussions.  The Paired Entities agree that, from and after the date of this Agreement, they will cease, and cause to be terminated, any existing activities, solicitations, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal. Each of the Paired Entities agrees that it will take the necessary steps to promptly inform the individuals or entities referred to in the first sentence of this Section 7.5(d) of the obligations undertaken in this Section 7.5. Each of the Paired Entities also agrees that it will, within three (3) Business Days after the date of this Agreement, (i) request each person that has executed a confidentiality agreement in connection with any Acquisition Proposal or its consideration of any Acquisition Proposal to return or destroy all confidential information furnished to such person by or on behalf of the Paired Entities or any of the Paired Entities Subsidiaries and (ii) terminate any data room or other diligence access of such person.

(e)         Notice.  From and after the date of this Agreement, the Paired Entities agree that they will promptly (and, in any event, within forty-eight (48) hours) notify Parent if any Acquisition Proposal or any proposal, offer or other Inquiry with respect to, or that may be reasonably expected to lead to, an Acquisition Proposal is received by, any non-public information in connection therewith is requested from, or any such discussions or negotiations related thereto are sought to be initiated or continued with, either of them by any person indicating, in connection with such notice, the name of such person or group of persons making the Acquisition Proposal or the proposal, offer or other Inquiry and providing copies of any written requests, proposals or offers or other Inquiry, including proposed agreements, and the material terms and conditions of any proposals or offers (or, if not made in writing, a reasonably detailed written description thereof). The Paired Entities (i) shall notify Parent promptly (and in any event within 48 hours) if either of them enters into discussions or negotiations concerning any Acquisition Proposal or provides nonpublic information to any person, in each case subject to Section 7.5(a), (ii) shall keep Parent reasonably informed of any material developments, material discussions or material negotiations regarding any Acquisition Proposal, including any amendments thereto, and (iii) shall keep Parent reasonably informed on a reasonably current basis of the status of any such discussions or negotiations.  Neither a Paired Entity nor any Paired Entities Subsidiary shall, after the date of this Agreement, enter into any confidentiality or similar agreement that would prohibit it from providing such information to Parent.

(f)         Standstills.  Notwithstanding anything to the contrary contained in this Agreement, the Paired Entities may grant a limited waiver of any explicit or implicit standstill provision to which either is a party solely to allow the applicable counterparty to make a non-public Acquisition Proposal to the Company Board or the Hospitality Board to the extent that the Company Board or the Hospitality Board determines in good faith, after consultation with their financial advisor and outside legal counsel, that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law.

(g)        Waiver of Takeover Restrictions.  The Paired Entities, the Company Board and the Hospitality Board shall not take any actions to exempt any person from or render inapplicable (x) the restrictions on “Business Combinations” in Article XI of the Company Certificate of Incorporation or the Hospitality Certificate of Incorporation or the “Ownership Limit” in either the Company Certificate of Incorporation or the Hospitality Certificate of Incorporation (in the case of “Business Combination” and “Ownership Limit”, as such term is defined in the Company Certificate of Incorporation and the Hospitality Certificate of Incorporation, respectively) or (y) any other “fair price,” “business combination” or “control share acquisition” statute or other similar statute or regulation, in each case, unless such actions are taken concurrently with the termination of this Agreement in accordance with Section 9.1(c)(i).

7.6         Officers’ and Directors’ Indemnification and Insurance.

(a)         From and after the Effective Time until the sixth anniversary thereof, each of the Company Surviving Corporation and the Hospitality Surviving Corporation shall, and Parent shall cause each of the Company Surviving Corporation and the Hospitality Surviving Corporation to, indemnify, defend and hold harmless each present (as of the Effective Time) and former director and officer of any Paired Entity or any Paired Entities Subsidiary (in each case, when acting in such capacity or in any other capacity serving as a director, officer, trustee, fiduciary, employee or agent of another entity or enterprise at the request of any Paired Entity or any Paired Entities Subsidiary, together with such persons’ respective heirs, executors and administrators, the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees, expenses and disbursements), judgments, fines, losses, claims, damages, inquiries, penalties, liabilities and amounts paid in settlement incurred in connection with any actual or threatened Legal Action arising out of or pertaining to matters (including actions or omissions) existing or occurring at or prior to the Effective Time, including the approval of this Agreement and the Mergers and the other transactions contemplated hereby or arising out of or pertaining to the Mergers and the other transactions contemplated hereby, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company or Hospitality would have been permitted by (i) applicable Law (including to the fullest extent authorized or permitted by any amendments to or replacements of applicable Law adopted after the date of this Agreement) and (ii) its certificate of incorporation or bylaws in effect on the date hereof, whether asserted or claimed prior to, at or after the Effective Time, and the Company Surviving Corporation and the Hospitality Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted under applicable Law and the certificate of incorporation or bylaws of the Company and Hospitality in effect on the date hereof; provided, that (x) neither the Company Surviving Corporation and the Hospitality Surviving Corporation shall be liable for any settlement effected without their prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) and (y) except for legal counsel engaged for one or more Indemnified Parties on the date hereof, none of the Company Surviving Corporation or the Hospitality Surviving Corporation shall be obligated under this Section 7.6(a) to pay the fees and expenses of more than one legal counsel (selected by a plurality of the applicable Indemnified Parties) for all Indemnified Parties in any jurisdiction with respect to any single legal action except to the extent that, on the advice of any such Indemnified Party’s counsel, two or more of such Indemnified Parties shall have conflicting interests in the outcome of such action; provided, further that the person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification under the DGCL or the certificate of incorporation or bylaws the Company and Hospitality in effect on the date hereof. The Company Surviving Corporation and the Hospitality Surviving Corporation shall reasonably cooperate with any Indemnified Parties in the defense of any matter covered by this Section 7.6.

(b)         Parent, the Company Surviving Corporation and the Hospitality Surviving Corporation shall not amend, repeal or otherwise modify any provision in the certificate of incorporation or bylaws of the Company Surviving Corporation and the Hospitality Surviving Corporation in any manner that would affect adversely the rights thereunder (or under the organizational documents of any of the Paired Entities Subsidiaries) of any Indemnified Party to indemnification, exculpation and expense advancement except to the extent required by applicable Law. The Company Surviving Corporation and the Hospitality Surviving Corporation shall, and Parent shall cause the Company Surviving Corporation and the Hospitality Surviving Corporation to, fulfill and honor the indemnification, expense advancement or exculpation agreements between any Paired Entity or any of the Paired Entities Subsidiaries and any of their respective directors, officers or employees set forth in Schedule 7.6(b) of the Paired Entities Disclosure Schedule in existence on the date of this Agreement.

(c)         Subject to the next sentence, the Company Surviving Corporation and the Hospitality Surviving Corporation shall either (i) maintain, and Parent shall cause the Company Surviving Corporation and the Hospitality Surviving Corporation to maintain, at no expense to the beneficiaries, in effect for six (6) years from the Effective Time the current directors’ and officers’ liability insurance policies maintained by the Company and Hospitality (accurate and complete copies of which have been previously provided to Parent) with respect to matters existing or occurring at or prior to the Effective Time (including the Mergers) (provided that the Company Surviving Corporation and the Hospitality Surviving Corporation may substitute therefor policies of at least the same coverage and amounts with reputable and financially sound carriers containing terms no less advantageous to such former directors or officers so long as such substitution does not result in gaps or lapses of coverage with respect to matters occurring on or prior to the Effective Time), or (ii) purchase an extended reporting period endorsement under the Paired Entities’ existing directors’ and officers’ liability insurance coverage for the Paired Entities’ directors and officers which shall provide such directors and officers with coverage for six (6) years following the Effective Time no less favorable to such directors and officers than the existing coverage under, and have other terms not materially less favorable to the insured persons, than the directors’ and officers’ liability insurance coverage presently maintained by the Paired Entities; provided that the premium payable for such insurance shall not exceed 300% of the last annual premium paid by the Paired Entities or the Paired Entities Subsidiaries for such insurance prior to the date of this Agreement (such 300% amount being the “Maximum Premium”). If the Company’s, Hospitality’s, the Company Surviving Corporation’s or the Hospitality Surviving Corporation’s existing insurance expires, is terminated or canceled during such six-year period or exceeds the Maximum Premium, the Company Surviving Corporation and the Hospitality Surviving Corporation shall obtain, and the Parent shall cause the Company Surviving Corporation and the Hospitality Surviving Corporation to obtain, as much directors' and officers' liability insurance as can be obtained for the remainder of such period for an annualized premium not in excess of the Maximum Premium, on the most advantageous policies as can be reasonably obtained for the Maximum Premium. Notwithstanding anything to the contrary in this Agreement, the Company and Hospitality may, prior to the Effective Time, purchase “tail” policies covering the persons covered by their existing officers’ and directors’ liability insurance policies with respect to acts and omissions occurring prior to or as of the Effective Time, providing coverage for a period of six years following the Effective Time on terms no less favorable in the aggregate to such persons than provided by such insurance as of the date hereof; provided that (x) the purchase of any such tail policy shall be in lieu of Parent’s obligations under the foregoing provisions in this Section 7.6(c) and (y) the Company and Hospitality shall reasonably cooperate and consult with the Parent prior to the purchase of any such tail policy; provided, further, that if Parent can procure a “tail” policy on substantially comparable terms, but at a lower price, as compared to any such policy that may be procured by the Paired Entities, then Parent may obtain such policy effective as of the Effective Time, in which case the Paired Entities shall not obtain any such policy. If any tail policy has been purchased by the Company or Hospitality (or Parent pursuant to the second proviso in the preceding sentence) prior to the Effective Time, the Parent shall cause such it to be maintained in full force and effect for its full term and cause all obligations thereunder to be honored by the Company Surviving Corporation and the Hospitality Surviving Corporation.

(d)         If Parent, the Company Surviving Corporation or the Hospitality Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made prior to the consummation of such transactions so that the successors and assigns of Parent, the Company Surviving Corporation or the Hospitality Surviving Corporation shall assume all of the obligations set forth in this Section 7.6.

(e)          Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to any of the Paired Entities or any of the Paired Entities Subsidiaries for any of their respective directors, officers or other employees including the Indemnified Parties; it being understood and agreed that the indemnification provided for in this Section 7.6 is not prior to or in substitution of any such claims under such policies.

(f)         This Section 7.6 shall survive the consummation of the Mergers and is intended for the irrevocable benefit of, and to grant third-party rights to, the Indemnified Parties and shall be binding on all successors and assigns of Parent, the Company Surviving Corporation and the Hospitality Surviving Corporation. The obligations of Parent, the Company Surviving Corporation and the Hospitality Surviving Corporation under this Section 7.6 shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party unless the affected Indemnified Party shall have consented in writing to such termination or modification. It is expressly agreed that each Indemnified Party shall be a third-party beneficiary of this Section 7.6, and entitled to enforce the covenants contained in this Section 7.6. If any Indemnified Party makes any claim for indemnification or advancement of expenses under this Section 7.6 that is denied by the Company Surviving Corporation or the Hospitality Surviving Corporation, and a court of competent jurisdiction determines that the Indemnified Party is entitled to such indemnification or advancement, then Parent shall cause the Company Surviving Corporation and the Hospitality Surviving Corporation to pay such Indemnified Party’s reasonable costs and expenses, including reasonable legal fees and expenses, incurred in connection with pursuing such claim against the Company Surviving Corporation and/or the Hospitality Surviving Corporation.

(g)         The rights of the Indemnified Parties under this Section 7.6 shall be in addition to, and not in substitution for, any rights such Indemnified Parties may have under the certificate of incorporation or bylaws or other organizational documents of Paired Entities or any of the Paired Entities Subsidiaries or the Company Surviving Corporation or the Hospitality Surviving Corporation, or under any applicable Contracts or Laws and Parent shall cause the Company Surviving Corporation and the Hospitality Surviving Corporation to honor and perform under all indemnification agreements with any Indemnified Party entered into by any Paired Entity or any Paired Entities Subsidiary prior to the date of this Agreement.

7.7         Access to Information; Confidentiality.

(a)        Subject to applicable Law, during the period from the date of this Agreement to the earlier of the Effective Time and the termination of this Agreement, upon reasonable advance notice, the Paired Entities shall, and shall cause each of the Paired Entities Subsidiaries to, (i) afford to Parent and its Representatives reasonable access at reasonable times during normal business hours, to (1) their properties, books, records and Contracts, and (2) the officers and other personnel of the Paired Entities and the Paired Entities Subsidiaries and (ii) permit such inspections as Parent may reasonably require and promptly furnish Parent with such financial and operating data and other information with respect to the business, properties and personnel of the Paired Entities and each Paired Entities Subsidiary as Parent may reasonably request; provided that such access shall be conducted under the supervision of appropriate personnel of the Paired Entities and in a manner so as not to unreasonably interfere with the normal operation of the business of any of the Paired Entities or the Paired Entities Subsidiaries and in accordance with guidelines  reasonably necessary in response to or related to COVID-19; provided further that Parent shall not discuss any proposed employment arrangements or equity investments in the Parent or any of the Surviving Corporations or any of their Subsidiaries with the executive officers of the Company or Hospitality without the prior written consent of the Company and Hospitality; and provided further that the foregoing shall not require the Paired Entities (i) to permit any inspection, or to disclose any information, that in the reasonable judgment of the Paired Entities would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality, (ii) to disclose any information of the Paired Entities or the Paired Entities Subsidiaries that would result in a loss or waiver of attorney-client privilege, attorney work-product protections or other legal privilege, it being agreed that, in each case of clauses (i) and (ii), the Paired Entities and Parent shall use their respective commercially reasonable efforts to cause such information to be provided in a manner that would not reasonably be expected to violate such restriction or waive the applicable privilege or protection; provided, further, that neither Parent nor its Representatives shall have the right to take any samples or perform any invasive testing of any environmental media (including soil, groundwater, surface water, air or sediment) or any building material. No investigation under this Section 7.7(a) or otherwise shall affect the representations, warranties, covenants or agreement of the Paired Entities or the conditions to the obligations of the parties under this Agreement and shall not limit or otherwise affect the rights or remedies available hereunder.

(b)          All such information shall be governed by the terms of, and Parent, MergerCo 1 and MergerCo 2 and their respective affiliates and Representatives shall hold in confidence all such information on the terms contained in, (i) that certain confidentiality agreement by and among  Blackstone Real Estate Services L.L.C. and the Paired Entities dated February 10, 2021 and (ii) that certain confidentiality agreement by and among Starwood Capital Group Global, LLC and the Paired Entities dated March 10, 2021 (each of clause (i) and (ii), a “Confidentiality Agreement”), which remains in full force and effect in accordance with its terms; provided that Parent and its Representatives may disclose Confidential Information (as defined in the applicable Confidentiality Agreement) subject to the confidentiality restrictions applicable to “Representatives” (as defined in the applicable Confidentiality Agreement) set forth in the applicable Confidentiality Agreement to Parent’s potential Financing Sources as permitted by Section 7.11.

(c)         During any visit to the business or property sites of any of the Paired Entities or the Paired Entities Subsidiaries, each of Parent, MergerCo 1 and MergerCo 2 shall, and shall cause their respective Representatives accessing such properties to, comply with all applicable Laws and all of the reasonable safety and security procedures of the Paired Entities and the Paired Entities Subsidiaries that are provided to such Representatives.

(d)        Nothing in this Section 7.7 shall require any of the Paired Entities or the Paired Entities Subsidiaries to permit the inspection of, or to disclose, any Acquisition Proposals (except as required by Section 7.5) or any information regarding or related to the deliberations of the Company Board or the Hospitality Board with respect to the transactions contemplated by this Agreement, the entry into the Agreement or any presentation or other materials prepared by or for, or provided to, the Company Board or the Hospitality Board in connection therewith, including portions of the minutes of the meetings of the Company Board or Hospitality Board (including any presentation or other materials prepared by or for the Company Board or the Hospitality Board) where the Company Board or Hospitality Board discussed the transactions contemplated hereby or any similar transaction involving the sale of the Paired Entities to, or combination with, any other person.

7.8        Public Announcements. The initial press release regarding the Mergers and the other transactions contemplated hereby shall be a joint press release and thereafter the Paired Entities and Parent each shall consult with each other prior to it, or any of its affiliates, issuing any press releases or otherwise making public announcements, statements or comments with respect to the Mergers and the other transactions contemplated by this Agreement, except (other than with respect to the initial press release) to the extent materially consistent with previous announcements, statements or comments or as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Entity, in which case the party making the disclosure shall give the other party reasonable opportunity to review and comment upon such disclosure or communication to the extent reasonably practicable and legally permitted (and the parties shall cooperate as to the timing and contents of any such press release or public statement). Notwithstanding the foregoing, (A) the Paired Entities may, without such consultation or consent, make such disclosures and communications in response to inquiries from the press or analysts, or via presentations, publicly available conference calls and other forums to employees, customers, suppliers and investors to the extent such communications are consistent in substance with previous public communications that have been reviewed and previously approved by both the Paired Entities and Parent, and (B) the Paired Entities need not consult with, or obtain the approval of, Parent in connection with (x) any press release, public announcement, statement, comment or filing to be issued or made with respect to any action taken in connection with any Change of Recommendation made in accordance with this Agreement.

7.9         Employee Benefit Arrangements.

(a)         Parent hereby agrees that, through at least the first anniversary of the Closing Date, it shall, and it shall cause the Company Surviving Corporation and the Hospitality Surviving Corporation to, (i) provide each employee of the Company Surviving Corporation, the Hospitality Surviving Corporation and the Paired Entities Subsidiaries who remain employed after the Effective Time (the “Paired Entity Employees”) with at least the same level of base salary and target annual cash incentive compensation opportunity that was provided to each such Paired Entity Employee immediately prior to the Effective Time, and (ii) to the extent permitted by applicable Law, provide the Paired Entity Employees with employee benefits (other than equity-based compensation, severance, and long-term incentive compensation) that are substantially comparable in the aggregate to those provided to such Paired Entity Employees immediately prior to the Effective Time; provided, that, (x) if the Paired Entities or Paired Entities Subsidiaries institute temporary reductions to base salary or wage rate or target annual cash incentive opportunity before the Effective Time in response to the COVID-19 pandemic, Parent can maintain such reductions for such period as Parent determines in good faith is appropriate in light of the COVID-19 pandemic, and (y) Parent may institute temporary reductions to base salary or wage rate or target annual cash incentive opportunity following the Effective Time in response to the COVID-19 pandemic and may maintain such reductions for such period as Parent determines in good faith is appropriate in light of the COVID-19 pandemic. The foregoing shall not require that any Paired Entity Employee remain employed for any period after Closing nor that any compensation or benefits be provided after a Paired Entity Employee ceases to be employed (other than vested rights and benefits in effect at the time of such cessation of employment).

(b)         On and after the Effective Time, each Paired Entity Employee shall receive credit for all purposes (including, for purposes of eligibility to participate, vesting, benefit accrual and eligibility to receive benefits, but excluding benefit accruals under any defined benefit pension plan) under any employee benefit plan, program or arrangement established or maintained by Parent, the Company Surviving Corporation, the Hospitality Surviving Corporation or any of their respective affiliates under which each Paired Entity Employee may be eligible to participate on or after the Effective Time to the same extent recognized by the Paired Entities or any ERISA Affiliate, as applicable, under corresponding Employee Programs immediately prior to the Effective Time. Such plan, program or arrangement shall credit each such Paired Entity Employee for service accrued or deemed accrued on or prior to the Effective Time with the Paired Entities or any ERISA Affiliate, as applicable; provided, however, that such crediting of service shall not operate to duplicate any benefit or the funding of any such benefit.

(c)          Without limiting any of the foregoing, Parent agrees that it shall, or shall cause the Company Surviving Corporation and the Hospitality Surviving Corporation to, provide severance benefits to each Paired Entity Employee who is terminated during the one-year period immediately following the Effective Time in an amount that is at least equal to the severance benefits that would have been paid to such Paired Entity Employee pursuant to the terms of the applicable severance plan or arrangement as set forth on Section 7.9(c) of the Paired Entities Disclosure Schedule.

(d)        Parent agrees that it shall, or shall cause the Company Surviving Corporation and the Hospitality Surviving Corporation to, (i) credit each Paired Entity Employee with an amount of paid vacation and sick leave days following the Effective Time equal to the amount of vacation time and sick leave days each such Paired Entity Employee has accrued but has not yet used or cashed out under the Paired Entities’ vacation and sick leave plan, and (ii) allow each of the Paired Entity Employees to use such accrued vacation and sick leave days at such times as each would have been allowed under the Paired Entities’ vacation and sick leave policies as in effect immediately prior to the Effective Time.

(e)         With respect to the welfare benefit plans, programs and arrangements maintained, sponsored or contributed to by Parent or the Company Surviving Corporation and the Hospitality Surviving Corporation (“Purchaser Welfare Benefit Plans”) in which a Paired Entity Employee may be eligible to participate on or after the Effective Time, Parent shall (i) waive, or cause its insurance carrier to waive, all limitations as to preexisting and at-work conditions, if any, with respect to participation and coverage requirements applicable to each Paired Entity Employee under any Purchaser Welfare Benefit Plan to the same extent waived under a corresponding Employee Program, and (ii) provide credit to each Paired Entity Employee for any co-payments, deductibles and out-of-pocket expenses paid by such Paired Entity Employee under the Employee Programs during the relevant plan year, up to and including the Effective Time.

(f)          Parent shall, or shall cause the Company Surviving Corporation or the Hospitality Surviving Corporation to, at or immediately following the Closing Date, make a payment under the Extended Stay America, Inc. Annual Incentive Plan (the “AIP”) in respect of the 2021 “Performance Period” (as defined in the AIP) (the “2021 AIP Bonuses”) to each Paired Entity Employee who holds a position below Vice President and who is actively participating in the AIP as of immediately prior to the Effective Time (each, a “Below VP AIP Participant”), in an amount equal to the prorated portion of the 2021 AIP Bonuses based on the portion of the year ending on the Closing Date and with (i) achievement of objective performance goals determined at the greater of (X) actual level of achievement as of the Closing Date measured against the applicable performance goal, prorated through the Closing Date and (Y) the target level of achievement, and (ii) achievement of subjective performance goals determined at the target level.

(g)         With respect to each Paired Entity Employee (other than a Below VP AIP Participant) who as of immediately prior to the Effective Time either (x) participates in the AIP and holds a position of Vice President or above or (y) participates in an annual cash bonus plan other than the AIP (an “Other Bonus Plan”), Parent shall, or shall cause the Company Surviving Corporation or the Hospitality Surviving Corporation to, administer the AIP or Other Bonus Plan in accordance with the terms of such plans in effect on the date of this Agreement, and each such Paired Entity Employee shall be eligible to receive a payment under such plans in accordance with the provisions of the applicable plan or arrangement.

(h)         Following the date of the Agreement and through the period prior to the Effective Time, Parent and the Paired Entities will discuss in good faith the appropriate treatment of the retention programs that will apply to the Paired Entity Employees following the Effective Time.

(i)          Parent and the Paired Entities acknowledge and agree that, except as otherwise provided in Section 7.6 hereof, all provisions contained herein with respect to employees are included for the sole benefit of Parent and the Paired Entities and shall not create any right (i) in any other person (or any beneficiary thereof), including any employees, former employees, any participant in any Employee Program or any other stock purchase, stock option, severance, employment, consulting, change-of-control, collective bargaining, bonus, incentive, deferred compensation and other benefit plan, whether or not subject to ERISA (including any related funding mechanism now in effect or required in the future), whether formal or informal, oral or written, legally binding or not under which (A) any past or present director, officer, employee or consultant of any of the Paired Entities or the Paired Entities Subsidiaries has any present or future right to benefits or (B) either of the Paired Entities or the Paired Entities Subsidiaries has any present or future Liabilities or (ii) to continued employment with the Company Surviving Corporation or the Hospitality Surviving Corporation.  No provision of this Section 7.9, express or implied, (X) constitutes an amendment of, or an undertaking to amend, any Employee Program or any employee benefit plan, program or arrangement maintained by Parent or any of its affiliates or (Y) is intended to prevent Parent or any of its affiliates from amending or terminating any Employee Program in accordance with its terms or terminating the employment of any Paired Entity Employee.

7.10        Intentionally Omitted.

7.11        Debt Financing Cooperation.

(a)          Prior to the Effective Time, upon the request of the Company, Parent shall keep the Company reasonably informed in reasonable detail of the status of its efforts to arrange any Debt Financing (as defined below). Without the prior written consent of the Paired Entities, the Debt Financing may not exceed $5,000,000,000.

(b)          Prior to the Closing, the Paired Entities shall, and shall cause Paired Entities Subsidiaries to, use their respective commercially reasonable efforts, and shall use commercially reasonable efforts to cause their and the Paired Entities Subsidiaries’ Representatives, to provide to Parent and its potential financing sources for the Debt Financing (the “Financing Sources”) such customary cooperation reasonably requested in writing by Parent in connection with Parent arranging financing with respect to the Paired Entities, the Paired Entities Subsidiaries or the Paired Entities Properties effective as of or after (and conditioned on the occurrence of) the Effective Time (collectively, the “Debt Financing”); provided, that the Paired Entities and Paired Entities Subsidiaries shall in no event be required to provide such assistance that shall unreasonably interfere with its business operations and other than in accordance with guidelines reasonably necessary in response to or related to COVID-19. Such assistance shall include using commercially reasonable efforts to do the following, each of which shall be at Parent’s written request with reasonable prior notice:

(i)         participation by senior management of the Paired Entities and the Paired Entities Subsidiaries in a reasonable number of meetings, due diligence sessions, cooperation with the Financing Sources’ “road shows”, lender presentations and sessions with rating agencies and prospective lenders and purchasers of, the Debt Financing, in each case that are reasonably necessary and customary for a financing similar to the Debt Financing;

(ii)         delivery to Parent and its Financing Sources such financial, statistical and other pertinent information and projections relating to the Paired Entities and the Paired Entities Subsidiaries as may be reasonably requested by Parent and as is customarily delivered in connection with a financing of the applicable type;

(iii)        executing and delivering authorization letters authorizing the distribution of information to the Financing Sources and other prospective lenders or investors;

(iv)       furnishing Parent and the Financing Sources promptly with all reasonable documentation and other information relating to the Paired Entities and any of the Paired Entities Subsidiaries which any lender providing or arranging Debt Financing has determined is required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the Patriot Act and which is requested at least ten (10) Business Days prior to the Closing Date;

(v)         as may be reasonably requested by Parent to facilitate the Debt Financing, following the obtainment of the Requisite Company Vote and Requisite Hospitality Vote, form new direct and indirect Paired Entities Subsidiaries pursuant to documentation reasonably satisfactory to Parent and the Company;

(vi)        as may be reasonably requested by Parent to facilitate the Debt Financing, no earlier than immediately prior to the Effective Time on the Closing Date and provided such actions would not adversely affect the Tax status of the Company or the Paired Entities Subsidiaries or cause the Company or Hospitality to be subject to additional Taxes that are not indemnified by Parent under Section 7.11(d), transfer or otherwise restructure its ownership of existing Paired Entities Subsidiaries, properties or other assets, in each case, pursuant to documentation reasonably acceptable to Parent and the Company;

(vii)       providing reasonably timely and customary access to diligence materials reasonably available to the Company, appropriate personnel and properties during normal business hours and on reasonable advance notice to allow Financing Sources and their representatives to complete all reasonable and customary due diligence;

(viii)       providing reasonable and customary assistance with respect to the granting of mortgages and security interests in collateral for the Debt Financing and attempting to obtain any consents associated therewith (effective no earlier than the Effective Time);

(ix)         to the extent reasonably requested by a Financing Source, attempting to obtain estoppels and certificates from tenants, lenders, managers, franchisors, ground lessors and counterparties to reciprocal easement agreements and PILOT agreements in form and substance reasonably satisfactory to such Financing Source;

(x)        cooperating in connection with the repayment or defeasance of any existing indebtedness of any Paired Entity or any Paired Entities Subsidiaries as of the Effective Time and the release of related Encumbrances, including delivering such payoff, defeasance or similar notices under any existing loans of any Paired Entity or any Paired Entities Subsidiaries as are reasonably requested by Parent (provided that the Paired Entities and the Paired Entities Subsidiaries shall not be required to deliver any notices that are not conditioned on the occurrence of the Effective Time);

(xi)        to the extent reasonably requested by a Financing Source, to the extent reasonably requested by Parent, obtaining accountants’ comfort letters and consents to the use of accountants’ audit reports relating to the Paired Entities and the Paired Entities Subsidiaries;

(xii)       permitting Parent and its Representatives to conduct appraisal and environmental and engineering inspections of each real estate property owned and, subject to obtaining required third party consents with respect thereto (which the Paired Entities shall use reasonable efforts to obtain), leased by the Paired Entities or any of the Paired Entities Subsidiaries; provided that (A) neither Parent, any Financing Source, their respective Representatives, nor any other person shall have the right to take and analyze any samples of any environmental media (including soil, groundwater, surface water, air or sediment) or any building material or to perform any invasive testing procedure on any such property, (B) Parent shall schedule and coordinate all inspections with the Company in accordance with Section 7.7 and (C) the Company shall be entitled to have representatives present at all times during any such inspection;

(xiii)      assisting Parent and its Financing Sources with the preparation of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents necessary, proper or advisable in connection with the Debt Financing;

(xiv)       reasonably cooperating with the marketing efforts of Parent and its Financing Sources for any Debt Financing to be raised by Parent to complete the Mergers and the other transactions contemplated by this Agreement; and

(xv)        facilitating, effective no earlier than the Effective Time, the execution and delivery of definitive financing, pledge, security and guarantee documents relating to the Debt Financing, including customary indemnities and bring down certificates issued in connection with a securitization of the Debt Financing.

provided, however, that notwithstanding anything in this Agreement to the contrary, neither the Paired Entities nor any of the Paired Entities Subsidiaries shall (A) be required to make any representation, warranty or certification, as to which, after the Paired Entities’ use of commercially reasonable efforts to cause such representation, warranty or certification to be true, the Paired Entities have in their good faith determined that such representation, warranty or certification is not true, (B) be required to pay any commitment, documentation, due diligence or other similar fee, or be required to incur any liability to the Financing Sources in connection with the Debt Financing prior to the Effective Time (except those fees and expenses that the Paired Entities are reimbursed for by Parent, (C) except with respect to delivery of the documentation specified in Sections 7.11(b)(iii), (iv), (v), (vi), (x) and (xv), be required to take any action that would require any director, officer or employee of either of the Paired Entities or any of the Paired Entities Subsidiaries to execute any document, agreement, certificate or instrument, (D) be required to issue any offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents required in relation to the Debt Financing, (E) be required to have its pre-Closing board of directors (or other governing body) adopt resolutions approving the agreements, documents and instruments pursuant to which the Debt Financing is obtained except as contemplated by this Agreement, including pursuant to Sections 7.11(b)(v) and (vi), (F) be required to permit any inspection, or to disclose any information, that in the reasonable judgment of the Paired Entities would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality, (G) be required to disclose any privileged or protected (including attorney-client privilege, attorney work-product protections and confidentiality protections) information of any of the Paired Entities or the Paired Entities Subsidiaries, it being agreed that, in each case of clauses (F) and (G), the Paired Entities shall use their respective commercially reasonable efforts to cause such information to be provided in a manner that would not reasonably be expected to violate such restriction or waive the applicable privilege or protection; and (H) be required to permit any person to take any samples or perform any invasive testing of any environmental media (including soil, groundwater, surface water, air or sediment) or any building material.

(c)          Intentionally Omitted.

(d)         Parent shall indemnify and hold harmless the Paired Entities and the Paired Entities Subsidiaries, and each of their respective Representatives from and against any and all liabilities suffered or incurred in connection with the arrangement of the Debt Financing or any assistance or activities provided in connection therewith at the request of Parent pursuant to Section 7.11(b); provided, however, that the foregoing shall not apply with respect (i) to the Paired Entities or the Paired Entities Subsidiaries’ or their respective Representatives’ willful misconduct as determined by a final and non-appealable judgment of a court of competent jurisdiction or (ii) any information provided in writing by any Paired Entity or the Paired Entities Subsidiaries specifically in connection with their obligations pursuant to Section 7.11(b). Parent shall promptly upon request by any Paired Entity reimburse the Paired Entities or the Paired Entities Subsidiaries for all out-of-pocket costs (including reasonable legal fees and disbursements) incurred by the Paired Entities or the Paired Entities Subsidiaries in connection with the cooperation by Paired Entities, the Paired Entities Subsidiaries or their respective Representatives or employees pursuant to this Section 7.11 or in connection with its compliance with its obligations under this Section 7.11.

(e)        Notwithstanding anything in this Agreement to the contrary, Parent expressly acknowledges and agrees that (i) neither the availability nor terms of the Debt Financing or any other debt financing are conditions to the obligations of Parent, MergerCo 1 and MergerCo 2 to consummate the Mergers, and Parent, MergerCo 1 and MergerCo 2 reaffirm their respective obligations to consummate the Mergers and the other transactions contemplated by this Agreement subject only to the express conditions set forth in Article VIII, irrespective and independent of the availability or terms of the Debt Financing or any other debt financing and (ii) the provisions contained in this Section 7.11 represent the sole obligation of the Paired Entities, their Subsidiaries, their affiliates and their respective Representatives with respect to cooperation in connection with the arrangement of the Debt Financing or any other financing to be obtained by Parent, MergerCo 1 and MergerCo 2, with respect to the transactions contemplated by this Agreement and no other provision of this Agreement (including the Exhibits and Schedules hereto) shall be deemed to expand or modify such obligations.

(f)          All confidential information regarding the Paired Entities or the Paired Entities Subsidiaries obtained by Parent, MergerCo 1, MergerCo 2, their respective affiliates or any of their respective Representatives pursuant to Section 7.11(b) shall be kept confidential in accordance with the Confidentiality Agreement.  Notwithstanding anything to the contrary in the Confidentiality Agreement, the Paired Entities agree that Parent and its Representatives may initiate contact with and pursue potential Financing Sources in connection with the transactions contemplated by this Agreement, in each case subject to the confidentiality and use restrictions applicable to “Representatives” (as defined in the Confidentiality Agreement) set forth in the Confidentiality Agreement.  For the avoidance of doubt, without the prior written consent of the Company, Parent and its affiliates and its and their Representatives to the extent acting on behalf of Parent will not enter into with any such potential Financing Sources any exclusivity, lock-up or other agreement, arrangement or understanding, whether written or oral, that may reasonably be expected to limit, restrict, restrain or otherwise impair in any manner, directly or indirectly, the ability of such potential Financing Sources to provide financing or other assistance to any other person in respect of an Acquisition Proposal (provided that the foregoing shall not prohibit the establishment of customary “tree” arrangements).

7.12       Transfer Taxes.  The Paired Entities and Parent shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any sales, transfer, stamp, stock transfer, value added, use, real property transfer or gains and any similar Taxes which become payable in connection with the transactions contemplated by this Agreement. Each of the Company Surviving Corporation and the Hospitality Surviving Corporation agrees to assume liability for and pay any sales, transfer, stamp, stock transfer, value added, use, real property transfer or gains and any similar Taxes, as well as any transfer, recording, registration and other similar fees that may be imposed upon, payable or incurred in connection with this Agreement and the Mergers.

7.13       Resignations.  The Paired Entities shall use their reasonable best efforts to obtain and deliver to Parent at the Closing evidence reasonably satisfactory to Parent of the resignation effective as of the Effective Time, of all directors of the Company and Hospitality or any Paired Entities Subsidiary.

7.14       State Takeover Statutes.  If any “fair price,” “business combination” or “control share acquisition” statute or other similar statute or regulation is or may become applicable to this Agreement, the Mergers or the other transactions contemplated by this Agreement, each of Parent and the Paired Entities shall (a) take all action reasonably necessary to ensure that such transactions may be consummated as promptly as practicable upon the terms and subject to the conditions set forth in this Agreement and (b) otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

7.15       Section 16 Matters; Transaction Litigation; Deregistration and Delisting

(a)          Prior to the Effective Time, the Paired Entities shall take all reasonable steps as may be required to cause any dispositions of Company and Hospitality equity securities (including derivative securities) held by each individual who is a director or officer of the Company or Hospitality and who would otherwise be subject to Rule 16b-3 promulgated under the Exchange Act to be exempt under such rule to the extent permitted by applicable law.

(b)         In the event that any securityholder litigation related to this Agreement, the Mergers or the other transactions contemplated by this Agreement is brought against either of the Paired Entities, or any members of the Company Board or Hospitality Board after the date hereof and prior to the Effective Time (“Transaction Litigation”), the Paired Entities shall promptly notify Parent of any such Transaction Litigation and shall keep Parent reasonably informed with respect to the status thereof. The Paired Entities shall reasonably consult with and give Parent and its Representatives the opportunity to participate in the defense, negotiation and settlement (at Parent’s sole expense and subject to a customary joint defense agreement) of any Transaction Litigation, shall consider in good faith Parent’s advice with respect to such Transaction Litigation and shall not compromise, settle or agree to compromise or settle any Transaction Litigation without Parent’s prior written consent, such consent not to be unreasonably withheld, delayed or conditioned.

(c)          Prior to the Effective Time, each of Parent and the Paired Entities, and following the Effective Time, each of Parent, the Company Surviving Corporation and the Hospitality Surviving Corporation, shall cooperate and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable under applicable Law and rules and policies of Nasdaq to enable the delisting of the Paired Common Shares from Nasdaq and the deregistration of the Paired Common Shares under the Exchange Act promptly after the Effective Time.

7.16        Dividends.

(a)          Hospitality and any Paired Entities Subsidiary that is a REIT may make distributions to its shareholders, in each case, reasonably necessary for Hospitality or any such Paired Entities Subsidiary to (i) maintain its status as a REIT under the Code, or (ii) avoid the payment of income or excise tax under Sections 857 or 4981 of the Code (or any other entity-level Tax). If Hospitality declares a dividend to its stockholders pursuant to this Section 7.16(a), the Hospitality Merger Consideration shall be decreased by an amount equal to the per share amount of such dividend on the Hospitality Class B Common Stock.

(b)        Upon the written request of Parent made at least ten (10) Business Days prior to the Closing Date, the Company Board shall, subject to applicable Law, declare a special cash dividend to holders of Company Common Stock (the “Special Dividend”) in an aggregate amount specified by Parent that represents the estimated amount of current and accumulated earnings and profits of the Company (as reasonably determined by the Company in consultation with Parent pursuant to Treas. Reg. Section 1.312-6) calculated through the portion of the taxable year that includes the Closing Date ending at the Effective Time (the “Accumulated E&P”), or such lesser amount in Parent’s discretion, provided that, unless agreed by the Company, the Special Dividend shall not exceed the lesser of (i) $1.75 per share of Company Common Stock and (ii) an aggregate amount of cash then available to the Company, after taking into account any amount that can be drawn under the Existing Revolving Facilities and New Debt Facility (as defined below), for payment of such dividend.  The Special Dividend shall be payable immediately prior to the Effective Time to the holders of record of Company Common Stock as of immediately prior to the open of business on the Closing Date.  The Company shall provide to the transfer agent of the Company Common Stock all of the cash necessary to pay the Special Dividend to be paid pursuant to this Section 7.16(b), which cash shall not form part of the Payment Fund.  If the Company declares a Special Dividend to its stockholders pursuant to this Section 7.16(b), the Company Merger Consideration shall be decreased by an amount equal to the per share amount of such Special Dividend.  From time to time upon the request of Parent, the Company shall inform Parent of the Company’s estimated amount of Accumulated E&P.  Prior to the Closing, at Parent’s request, the Paired Entities shall cooperate with Parent to enter into a debt facility at the Company (the “New Debt Facility”) and borrow thereunder in an amount sufficient so that, together with the amount of cash then available to the Company including amounts that can be drawn under the Existing Revolving Facilities, the cash available to pay the Special Dividend will at least equal the lesser of (i) the Accumulated E&P and (ii) the aggregate amount of the Special Dividend in an amount equal to $1.75 per share of Company Common Stock; provided that neither Hospitality nor any of its Subsidiaries shall be required to (x) be a co-borrower or guarantor of the New Debt Facility, (y) pledge any assets to support the New Debt Facility, or (z) otherwise provide credit support for the New Debt Facility.

7.17       Other Transactions; Parent-Approved Transactions.  The Paired Entities shall use commercially reasonable efforts to provide such cooperation and assistance as Parent may reasonably request to (a) convert or cause the conversion of one or more wholly owned Paired Entities Subsidiaries that are organized as corporations into limited liability companies and one or more Paired Entities Subsidiaries that are organized as limited partnerships into limited liability companies as reasonably requested by Parent, (b) sell or cause to be sold stock, partnership interests, limited liability company interests or other equity interests owned, directly or indirectly, by a Paired Entity in one or more wholly owned Paired Entities Subsidiaries at a price and on such other terms as designated by Parent provided that such price reflects reasonably fair value for the stock or interest sold, (c) exercise any right of a Paired Entity or Paired Entities Subsidiary to terminate or cause to be terminated any Contract to which the Company, Hospitality or a wholly owned Paired Entities Subsidiary is a party and (d) sell or cause to be sold any of the assets of the Company, Hospitality or one or more wholly owned Paired Entities Subsidiaries at a price and on such other terms as designated by Parent provided that such price reflects reasonably fair value for the stock or interest sold (any action or transaction described in clause (a) through (d), a “Parent-Approved Transaction”); provided, that (i) neither the Company, Hospitality nor any of the Paired Entities Subsidiaries shall be required to take any action in contravention of (A) any organizational document of the Paired Entities or any of the Paired Entities Subsidiaries, (B) any Material Contract, or (C) applicable Law, (ii) any such conversions, exercises of any rights of termination or other terminations, sales or transactions, including the consummation of any Parent-Approved Transaction or other obligations of the Paired Entities or the Paired Entities Subsidiaries to incur any liabilities with respect thereto, shall be contingent upon all of the conditions set forth in Article VIII having been satisfied (or, with respect to Section 8.2, waived) and receipt by the Company and Hospitality of a written notice from Parent to such effect and that Parent, MergerCo 1 and MergerCo 2 are prepared to proceed immediately with the Closing and any other evidence reasonably requested by the Company and Hospitality that the Closing will occur (it being understood that in any event the transactions described in clauses (a), (b), (c) and (d) will be deemed to have occurred prior to the Closing), (iii) such actions (or the inability to complete such actions) shall not affect or modify in any respect the obligations of Parent, MergerCo 1 or MergerCo 2 under this Agreement, including the amount of or timing of payment of the Merger Consideration, (iv) neither the Paired Entities nor any of the Paired Entities Subsidiaries shall be required to take any such action that could adversely affect the classification of Hospitality, or any Paired Entities Subsidiary that is classified as a REIT, as a REIT or could subject Hospitality or such Paired Entities Subsidiary to any “prohibited transactions” Taxes or other material Taxes under Code Sections 857(b), 860(c) or 4981 (or other material entity-level Taxes), and (v) neither a Paired Entity nor any Paired Entities Subsidiary shall be required to take any such action that could result in any U.S. federal, state or local income Tax being imposed on any holder of shares of Hospitality Class A Common Stock or Hospitality Class B Common Stock other than a Paired Entity or any Paired Entities Subsidiaries (except with respect to dividends described in Section 7.16). Such actions or transactions shall be undertaken in the manner (including in the order) specified by Parent and, subject to the limits set forth above and except as agreed by Parent and the Paired Entities, such actions or transactions shall be implemented immediately prior to or concurrent with the Closing.  Without limiting the foregoing, none of the representations, warranties or covenants of the Paired Entities or any of the Paired Entities Subsidiaries shall be deemed to apply to, or be deemed to be breached or violated by, the transactions or cooperation contemplated by this Section 7.17. The Paired Entities shall not be deemed to have made a Change of Recommendation or entered into or agreed to enter an Alternative Acquisition Agreement as a result of providing any cooperation or taking any actions to the extent requested by Parent in connection with a Parent-Approved Transaction.  The consummation of any Parent-Approved Transaction shall not constitute consummation of an Acquisition Proposal for purposes of Section 9.2(b)(i) or Section 9.2(b)(iii), nor shall any Acquisition Proposal made in respect of a Parent-Approved Transaction constitute an Acquisition Proposal for purposes of Section 9.2(b)(i) or Section 9.2(b)(iii).  Parent shall, promptly upon request by the Company or Hospitality, reimburse the Company or Hospitality, as applicable, for all reasonable out-of-pocket costs incurred by the Company, Hospitality or the Paired Entities Subsidiaries in performing their obligations under this Section 7.17, and Parent shall indemnify the Paired Entities and the Paired Entities Subsidiaries for any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by the Paired Entities or any of the Paired Entities Subsidiaries arising therefrom (and in the event the Mergers and the other transactions contemplated by this Agreement are not consummated, Parent shall promptly reimburse the Company or Hospitality, as applicable, for any reasonable out-of-pocket costs incurred by the Paired Entities or the Paired Entities Subsidiaries not previously reimbursed).

7.18       Senior Notes.  At the written request of Parent, the Company and Hospitality shall reasonably cooperate with Parent, including by adopting resolutions and providing officers’ certificates and/or company instructions, in effecting, the giving of notices of optional redemption of all of the outstanding securities issued pursuant to (i) the 2019 Indenture and/or (ii) the 2015 Indenture (collectively, the “Senior Notes”), which in the case of the securities issued pursuant to the 2019 Indenture may be given prior to the Closing Date so long as such notice of redemption is conditioned on the Closing, and the satisfaction and discharge of the 2019 Indenture and/or the 2015 Indenture or the covenant defeasance of the applicable Senior Notes issued under the foregoing in each case in accordance with and to the extent permitted by the terms and conditions of the applicable indenture; provided, that neither the Company nor Hospitality shall be required to give notice of optional redemption of the Senior Notes under the 2015 Indenture unless all of the conditions set forth in Article VIII shall have been satisfied (or, with respect to Section 8.2, waived) and the Company and Hospitality shall have received  a written notice from Parent to such effect and that Parent, MergerCo 1 and MergerCo 2 are prepared to proceed immediately with the Closing and any other evidence reasonably requested by the Company and Hospitality that the Closing will occur.

ARTICLE VIII
CONDITIONS TO THE MERGERS

8.1         Conditions to the Obligations of Each Party to Effect the Mergers. The respective obligations of each party to effect the Mergers are subject to the satisfaction (or written waiver, if permissible under applicable Law, by the Parent, the Company and Hospitality), as of the Closing, of each of the following conditions:

(a)          Stockholder Adoption. The Requisite Vote shall have been obtained.

(b)        No Orders or Law. No Governmental Entity of competent jurisdiction shall have enacted, issued or entered any Order (whether temporary, preliminary or permanent) or any Law which remains in effect and that restrains, enjoins or otherwise prohibits the consummation of the Mergers.

8.2         Additional Conditions to Obligations of Parent, MergerCo 1 and MergerCo 2.  The obligations of Parent, MergerCo 1 and MergerCo 2 to effect the Mergers are further subject to the satisfaction (or written waiver, if permissible under applicable Law), by the Parent (on behalf of the Parent, MergerCo 1 and MergerCo 2), as of the Closing, of each of the following conditions:

(a)          Representations and Warranties. (i) the representations and warranties set forth in Sections 5.3(a), 5.3(b), 5.3(c), 5.3(e) and 5.3(i), shall be true and correct in all material respects, in each case, as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or time, in which case such representations and warranties need only be so true and correct as of such specific date or time), (ii) the representation and warranty set forth in Section 5.9(i) shall be true and correct in all respects as of the date hereof and as of the Closing Date, as though made on and as of the Closing Date and (iii) all other representations and warranties of the Paired Entities set forth in this Agreement shall be true and correct in all respects (without regard to any materiality or Company Material Adverse Effect qualifications set forth therein) as of the date hereof and as of the Closing Date, as though made on and as of the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or time, in which case such representations and warranties need only be so true and correct as of such specific date or time), except where the failure or failures of all such representations and warranties to be so true and correct would not, individually or in the aggregate, have a Company Material Adverse Effect. Parent shall have received a certificate signed on behalf of each of the Paired Entities by an executive officer of such Paired Entity, dated the Closing Date, to the foregoing effect.

(b)         Performance and Obligations of the Paired Entities. The Paired Entities shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by the Paired Entities at or prior to the Closing, and Parent shall have received a certificate signed on behalf of each of the Paired Entities by an executive officer of such Paired Entity, dated the Closing Date, to the foregoing effect.

(c)          No Company Material Adverse Effect. Since the date of this Agreement, there has not been any event, circumstance, change, development or effect that has had, or would reasonably be expected to have, a Company Material Adverse Effect.

(d)         REIT Opinion. Hospitality shall have received an opinion of Fried, Frank, Harris, Shriver & Jacobson LLP (“Fried Frank”) or such other law firm reasonably acceptable to Parent, dated as of the Closing Date in the form of Exhibit A attached hereto (the “REIT Opinion”), to the effect that, commencing with its taxable year ended December 31, 2010, Hospitality has been organized in conformity with the requirements for qualification as a REIT under the Code, and its current and proposed method of operation should enable it to meet the requirements for qualification and taxation as a REIT under the Code until immediately prior to the Closing (assuming that Hospitality’s taxable year ended immediately prior to the Closing). The REIT Opinion shall be based upon the representations, documents (including certificates provided to Fried Frank) and information relied on by Fried Frank in connection with prior REIT opinions delivered by Fried Frank to Hospitality (and an assumption that all such representations, documents and information were and remain true and correct in all respects), the representations and information included (and any documents referenced) in an officers’ certificate in the form of Exhibit B attached hereto, dated as of the Closing Date, signed by officers of the Paired Entities, and such other customary exceptions, assumptions and qualifications as shall be reasonably necessary or appropriate to enable Fried Frank to render such opinion.

8.3         Additional Conditions to Obligations of the Paired Entities.  The obligation of the Paired Entities to effect the Mergers is further subject to the satisfaction (or written waiver, if permissible under applicable Law, by the Paired Entities), as of the Closing, of each of the following conditions:

(a)          Representations and Warranties. The representations and warranties of Parent, MergerCo 1 and MergerCo 2 set forth in this Agreement shall be true and correct in all respects (without regard to any materiality or Parent Material Adverse Effect qualifications set forth therein) as of date hereof and as of the Closing Date, as though made on and as of the Closing Date (except to the extent such representations and warranties expressly relate to a specific date or time, in which case such representations and warranties need only be so true and correct as of such specific date or time), except where the failure or failures of all such representations and warranties to be so true and correct would not, individually or in the aggregate, have a Parent Material Adverse Effect. The Paired Entities shall have received a certificate signed on behalf of Parent, MergerCo 1 and MergerCo 2 by an executive officer of each such entity, dated the Closing Date, to the foregoing effect.

(b)        Performance of Obligations of Parent, MergerCo 1 and MergerCo 2. Each of Parent, MergerCo 1 and MergerCo 2 shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing, and the Paired Entities shall have received a certificate signed on behalf of Parent, MergerCo 1 and MergerCo 2 by an executive officer of each such entity, dated as of the Closing Date, to the foregoing effect.

8.4         Frustration of Closing Conditions. None of Parent, MergerCo 1 or MergerCo 2 may rely on the failure of any conditions set forth in Sections 8.1 or 8.2 to be satisfied if the primary cause of such failure was the failure of Parent, MergerCo 1 or MergerCo 2 to perform any of their obligations under this Agreement. Neither the Company nor Hospitality may rely on the failure of any conditions set forth in Sections 8.1 or 8.3 to be satisfied if the primary cause of such failure was the failure of the Company of Hospitality to perform any of their obligations under this Agreement.

ARTICLE IX
TERMINATION, AMENDMENT AND WAIVER

9.1         Termination.  This Agreement may be terminated, and the Mergers and the other transactions contemplated hereby may be abandoned, at any time prior to the Effective Time, whether before or after stockholder adoption thereof:

(a)          by the mutual written consent of Parent, the Company and Hospitality;

(b)          by either of the Company or Hospitality, on the one hand, or Parent, on the other hand, by written notice to the other:

(i)           if the Requisite Company Vote shall not have been obtained at a duly held Special Meeting of the Company or any adjournment or postponement thereof upon a vote taken on the adoption of this Agreement by the stockholders of the Company;

(ii)          if any Governmental Entity of competent jurisdiction shall have enacted, issued or entered after the date hereof any Order or Law that permanently restrains, enjoins or otherwise prohibits the consummation of the Mergers, and such Order or Law shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to (x) the Company or Hospitality, if a Paired Entity’s failure to comply with any provision of this Agreement has been the primary cause of, or resulted in, such Order or Law or (y) Parent, if Parent’s, MergerCo 1’s or MergerCo 2’s failure to comply with any provision of this Agreement has been the primary cause of, or resulted in, such Order or Law; or

(iii)         if the consummation of the Mergers shall not have occurred on or before September 14, 2021 (the “End Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b)(iii) shall not be available to (x) the Company or Hospitality, if a Paired Entity’s failure to comply with any provision of this Agreement has been the primary cause of, or resulted in, the failure of the Mergers to occur on or before such date or (y) Parent, if Parent’s, MergerCo 1’s or MergerCo 2’s failure to comply with any provision of this Agreement has been the primary cause of, or resulted in, the failure of the Mergers to occur on or before such date.

(c)          by the Company or Hospitality, by written notice to Parent,

(i)          at any time prior to the time the Requisite Vote is obtained, (A) if after complying with Section 7.5(b) in connection with a Superior Proposal, both the Company Board and the Hospitality Board have authorized the Paired Entities to enter into a definitive written agreement providing for the implementation of a Superior Proposal that did not result from a breach of Section 7.5, (B) the Company and Hospitality enter into a definitive written agreement providing for such Superior Proposal concurrently with or immediately after the termination of this Agreement in accordance with its terms and (C) the Paired Entities, prior to or concurrently with, such termination, pay to Parent (or its designee) the Termination Fee in accordance with Section 9.2(b)(i);

(ii)         if neither the Company nor Hospitality is in breach in any material respect of its representations, warranties, covenants or other agreements contained in this Agreement and Parent, MergerCo 1 or MergerCo 2 shall have breached in any respect any of their respective representations, warranties, covenants or other agreements contained in this Agreement, which breach would be reasonably likely to result in a condition set forth in Sections 8.3(a) or 8.3(b) being incapable of being satisfied by the End Date; or

(iii)         if (A) all of the conditions set forth in Sections 8.1 and 8.2 have been satisfied or waived by Parent (other than those conditions to Closing that by their terms or their nature are to be satisfied at the Closing but provided such conditions to be satisfied at the Closing would be satisfied as of the date of the notice referenced in clause (B) of this Section 9.1(c)(iii) if the Closing were to occur on the date of such notice), (B) on or after the date the Closing should have occurred pursuant to Section 1.3, each of the Company and Hospitality shall have irrevocably confirmed to Parent in writing that all of the conditions set forth in Section 8.1 and 8.2 have been satisfied or waived by Parent (other than those conditions to Closing that by their terms or their nature are to be satisfied at the Closing, but provided such conditions to be satisfied at the Closing would be capable of being satisfied as of the date of the notice referenced in clause (B) of this Section 9.1(c)(iii) if the Closing were to occur on the date of such notice) and they are both prepared to consummate the Closing, and (C) Parent fails to consummate the Closing within three Business Days after delivery of the notice referenced in clause (B) of this Section 9.1(c)(iii), and the Company and Hospitality were prepared to consummate the Closing during such three Business Day period.

(d)          by Parent, MergerCo 1 or MergerCo 2, by written notice to the Company and Hospitality:

(i)           if none of Parent, MergerCo 1 or MergerCo 2 is in breach in any material respect of its representations, warranties, covenants or other agreements contained in this Agreement and the Paired Entities shall have breached in any respect any of the Paired Entities’ representations, warranties, covenants or other agreements contained in this Agreement, which breach would be reasonably likely to result in a condition set forth in Sections 8.2(a) or 8.2(b) being incapable of being satisfied by the End Date; or

(ii)         if (A) either the Company Board or the Hospitality Board shall have effected, or resolved to effect, a Change of Recommendation, (B) the Company or Hospitality shall have failed to publicly recommend against any tender offer or exchange offer subject to Regulation 14D under the Exchange Act that constitutes an Acquisition Proposal (including, for these purposes, by taking no position with respect to the acceptance of such tender offer or exchange offer by the Company’s or Hospitality’s, as applicable, stockholders) within ten (10) Business Days after the commencement of such tender offer or exchange offer, (C) the Company Board or the Hospitality Board, as applicable, shall have failed to publicly reaffirm the Company Board Recommendation or the Hospitality Board Recommendation, as applicable, within ten (10) Business Days after the date of an Acquisition Proposal shall have been publicly announced (or if the Special Meetings are scheduled to be held within ten (10) Business Days after the date of an Acquisition Proposal is publicly announced, promptly and in any event prior to the date on which the Special Meetings are scheduled to be held) or (D) the Company or Hospitality enters into an Alternative Acquisition Agreement (other than an Acceptable Confidentiality Agreement entered into in compliance with Section 7.5).

9.2          Effect of Termination.

(a)         In the event of the termination of this Agreement pursuant to Section 9.1, this Agreement shall forthwith become null and void and have no effect, and there shall be no liability or obligation on the part of Parent, MergerCo 1, MergerCo 2, the Company or Hospitality or their respective affiliates or the directors, officers, employees, partners, managers, stockholders or Representatives of any of the foregoing relating to, based on or arising under or out of this Agreement, the transactions contemplated hereby or the subject matter hereof (including the negotiation and performance of this Agreement), and all rights and obligations hereunder of any party hereto shall cease, except for the indemnification and reimbursement obligations of Parent contained in Section 7.11(d), the Limited Guarantee referred to in Section 4.6 and the agreements contained in Section 7.7(b), the last sentence of Section 7.17, this Section 9.2 and Article X and the agreements and obligations under the Confidentiality Agreement; provided, however, that subject to Section 10.7, nothing contained in this Section 9.2(a) shall relieve any party from liabilities or damages arising out of any fraud or willful breach by such party of any of its representations, warranties, covenants or other agreements contained in this Agreement.

(b)          The Paired Entities shall pay, or cause to be paid, to Parent or its designee by wire transfer of immediately available funds an amount equal to $105,000,000 (the “Termination Fee”):

(i)          if this Agreement is terminated by either the Company or Hospitality pursuant to Section 9.1(c)(i), in which case payment shall be made before or concurrently with such termination and shall be a condition to the effectiveness of such termination; provided, however, that in the event that the Paired Entities shall have delivered to Parent, prior to the Cut-Off Time, a Notice Period Commencement Notice in accordance with Section 7.5(b) of their intention to terminate this Agreement pursuant to Section 9.1(c)(i) to enter into a definitive written agreement with respect to a Superior Proposal from an Excluded Party and this Agreement is terminated by the Company or Hospitality pursuant to Section 9.1(c)(i) to enter into a definitive written agreement providing for such or any amended Superior Proposal with such Excluded Party (but only if such person or group is an Excluded Party at the time of such termination), the “Termination Fee” will be an amount equal to $61,250,000;

(ii)          if this Agreement is terminated by Parent pursuant to Section 9.1(d)(ii), in which case payment shall be made within two (2) Business Days of such termination; or

(iii) if (A) an Acquisition Proposal shall have been received by a Paired Entity or any of its Representatives or any person shall have publicly made or proposed or publicly announced an intention (whether or not conditional) to make an Acquisition Proposal (and in the case of a termination pursuant to Section 9.1(b)(i), such Acquisition Proposal or publicly proposed or announced intention shall have been made prior to the taking of a vote on the adoption of this Agreement by the stockholders of the Company), (B) this Agreement is terminated by any party pursuant to Sections 9.1(b)(i) or (iii), or by Parent, MergerCo 1 or MergerCo 2 pursuant to Section 9.1(d)(i) and (C) within 12 months following the date of such termination, the Company or Hospitality consummates an Acquisition Proposal or enters into a definitive written agreement for any Acquisition Proposal, in which case payment shall be made within two (2) Business Days of the earlier of the date on which either the Company or Hospitality consummates, or enters into a definitive written agreement for, any Acquisition Proposal. For purposes of this clause (iii), references in the definition of the term “Acquisition Proposal” to the figure “15%” shall be deemed to be replaced by the figure “50%”.

(c)          The Parent shall pay, or cause to be paid, by wire transfer of immediately available funds an amount equal to $300,000,000 (the “Parent Termination Fee”), which shall be payable to the Company, if this Agreement is terminated by (i) the Paired Entities pursuant to Section 9.1(c)(ii) or Section 9.1(c)(iii) (or this Agreement is terminated pursuant to Section 9.1(b)(iii) in circumstances in which the Paired Entities could have terminated this Agreement pursuant to Section 9.1(c)(ii) or Section 9.1(c)(iii)), (ii) Parent or the Paired Entities pursuant to Section 9.1(b)(ii) by reason of any Order or Law solely in respect of any Antitrust Law and, at the time of such termination pursuant to Section 9.1(b)(ii), all of the conditions set forth in Sections 8.1 and 8.2 have been satisfied or waived by Parent (other than (x) Section 8.1(b) (but solely in the case that the applicable Order or Law is in respect of any Antitrust Law), (y) if the termination pursuant to Section 9.1(b)(ii) occurs prior to the taking of a vote of the stockholders of the Company on the adoption of this Agreement at the Company Special Meeting, Section 8.1(a), and (z) those conditions to Closing that by their terms or their nature are to be satisfied at the Closing but provided such conditions to be satisfied at the Closing would be capable of being satisfied as of the date of termination if the Closing were to occur on the date of such notice), or (iii) Parent or the Paired Entities pursuant to Section 9.1(b)(iii) in the event that at the time of such termination pursuant to Section 9.1(b)(iii) all of the conditions set forth in Sections 8.1 and 8.2 have been satisfied or waived by Parent (other than those conditions to Closing that by their terms or their nature are to be satisfied at the Closing but provided such conditions to be satisfied at the Closing would be capable of being satisfied as of the date of termination if the Closing were to occur on the date of such notice), except that the condition to Closing set forth in Section 8.1(b) shall not have been satisfied by reason of any Order or Law solely in respect of any Antitrust Law. In any such case, payment of the Parent Termination Fee shall be made within two (2) Business Days of termination.

(d)         All payments under this Section 9.2 shall be made by wire transfer of immediately available funds to an account designated in writing by the intended recipient. Each of the parties hereto acknowledges that the agreements contained in this Section 9.2 are an integral part of the Mergers and the other transactions contemplated by this Agreement, that the parties hereto would not enter into this Agreement absent such agreement and that each of the Company Termination Fee and the Parent Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the receiving party in the circumstances in which the Company Termination Fee or Parent Termination Fee, as applicable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation or consummation of the Mergers, which amount would otherwise be impossible to calculate the precision. For the avoidance of doubt, (i) in no event shall the Paired Entities be required to pay the Termination Fee on more than one occasion and (ii) in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion. In the event that either the Paired Entities shall fail to pay the Termination Fee when due, the Paired Entities shall reimburse Parent, MergerCo 1 or MergerCo 2 for all reasonable costs and expenses actually incurred or accrued by them (including reasonable fees and expenses of counsel) in connection with the collection under and enforcement of this Section 9.2 in the event that Parent prevails in such litigation, and in the event that either Parent, MergerCo 1 or MergerCo 2 shall fail to pay the Parent Termination Fee when due, Parent, MergerCo 1 and MergerCo 2 shall reimburse the Paired Entities for all reasonable costs and expenses actually incurred or accrued by them (including reasonable fees and expenses of counsel) in connection with the collection under and enforcement of this Section 9.2 in the event that the Paired Entities prevail in such litigation.

9.3        Amendment.  This Agreement may be amended by the parties hereto by an instrument in writing signed on behalf of each of the parties hereto (and in the case of the Paired Entities, the MergerCo 1 and MergerCo 2, by action taken or authorized by their respective boards of directors) at any time before or after any adoption hereof by the stockholders of the Company and Hospitality; provided, however, that after any such stockholder adoption, no amendment shall be made which by Law requires further adoption by such stockholders without such amendment being subject to such adoption.

9.4         Extension; Waiver.  At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any breaches or inaccuracies in the representations and warranties of the other party contained herein or in any document, certificate and writing delivered pursuant hereto and (c) waive compliance by the other party with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of the party against which such waiver or extension is to be enforced. The failure or delay of a party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

ARTICLE X
GENERAL PROVISIONS

10.1       Notices.  All notices and other communications given or made pursuant hereto shall be in writing and shall be delivered by hand, by facsimile, by prepaid overnight carrier or by electronic mail to the parties at the following addresses (or at such other addresses as shall be specified by the parties by like notice):

(a)          if to Parent, MergerCo 1 or MergerCo 2:

Eagle Parent Holdings L.P.
c/o Blackstone Real Estate Advisors L.P.
345 Park Avenue
New York, NY 10154
Attention:        Head, U.S. Asset Management; General Counsel
Tyler Henritze
Email:              realestatenotices@blackstone.com
henritze@blackstone.com

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP
425 Lexington Ave.
New York, NY  10017
Attention:        Brian M. Stadler
Sasan Mehrara
Matthew B. Rogers
Email:              bstadler@stblaw.com
smehrara@stblaw.com
mrogers@stblaw.com

and

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Attention:          Michael P. Brueck, P.C.
Joshua N. Korff, P.C.
Scott A. Berger, P.C.
Email:               michael.brueck@kirkland.com
 joshua.korff@kirkland.com
scott.berger@kirkland.com

(b)          if to the Company or Hospitality:

Extended Stay America, Inc.
ESH Hospitality, Inc.
11525 N. Community House Road, Suite 100
Charlotte, NC 28277
Attention:         General Counsel
Email:               cdekle@extendedstay.com

with a copy (which shall not constitute notice) to:

Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
Attention:         Philip Richter
Warren S. de Wied
Email:               philip.richter@friedfrank.com
warren.de.wied@friedfrank.com

Each such communication shall be deemed to have been duly given or made (a) if delivered by hand, when such delivery is made at the address specified in this Section 10.1, (b) if delivered by overnight courier service, the next Business Day after such communication is sent to the address specified in this Section 10.1, (c) if delivered by facsimile, when such facsimile is transmitted to the facsimile number specified in this Section 10.1 and appropriate confirmation is received or (d) if delivered by electronic mail, on the date of sending (or if sent after 5:00 p.m. (New York City time) on the next day) if no automated notice of delivery failure is received by the sender.

10.2       Certain Definitions.  For purposes of this Agreement, the term:

“2015 Indenture” means the Indenture, dated as of May 15, 2015, among Hospitality, the Subsidiary Guarantors named therein and Deutsche Bank Trust Company Americas, as supplemented, pursuant to which the 5.25% Senior Notes due 2025 of Hospitality are outstanding.

“2019 Indenture” means the Indenture, dated as of September 18, 2019, among Hospitality, the Subsidiary Guarantors named therein and Deutsche Bank Trust Company Americas, as supplemented, pursuant to which the 4.625% Senior Notes due 2027 of Hospitality are outstanding.

“Acquisition Proposal” means any bona fide written proposal or offer from any person (other than Parent, MergerCo 1 or MergerCo 2 or any of their respective affiliates) for any (a) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction pursuant to which any person would acquire beneficial ownership (as such term is defined in Rule 13d-3 under the Exchange Act) of 15% or more of the voting power of the capital stock of the Company or 15% or more of the consolidated assets of the Paired Entities and their Subsidiaries, (b) sale, lease or other disposition of any assets of the Paired Entities and their Subsidiaries representing 15% or more of the consolidated assets of the Paired Entities and their Subsidiaries, (c) issuance, sale or other disposition of securities representing 15% or more of the voting power of the capital stock of the Company, or (d) any other transaction having a similar effect to the ones described in clauses (a) through (d) above, and in each case, including any series of related transactions.

“Additional Consideration” means an amount equal to (a) $0.001 multiplied by (b) the number of calendar days elapsed from and including the earlier of the 135th day after the date of this Agreement and the date of the delivery of an Extension Notice and until (but not including) the Closing Date.

“affiliate” means, with respect to any person, any other person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first-mentioned person. For the purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that person, whether through the ownership of voting securities, by Contract or otherwise.

“Antitrust Law” means the HSR Act, the Federal Trade Commission Act, as amended, the Sherman Act, as amended, the Clayton Act, as amended, and any applicable foreign antitrust Laws and all other applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Business Day” means any day other than a day on which the SEC shall be closed.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (Pub. L. 116-136) and any administrative or other guidance published with respect thereto by any Governmental Entity, or any other Law or executive order or executive memo (including the Memorandum on Deferring Payroll Tax Obligations in Light of the Ongoing COVID-19 Disaster, dated August 8, 2020) intended to address the consequences of COVID-19, including the Health and Economic Recovery Omnibus Emergency Solutions Act and the Health, Economic Assistance, Liability, and Schools Act and any other U.S., non-U.S., state or local stimulus fund or relief programs or Laws enacted by a Governmental Entity in connection with or in response to COVID-19.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Additional Consideration” means 59.9% of the Additional Consideration, if any, rounded to the nearest one-tenth of a cent.

“Company Material Adverse Effect” means any effect, event,  development or change that, individually or in the aggregate with all other effects, events, developments or changes, is, or would reasonably be expected to be, materially adverse to (i) the business, results of operations or financial condition, assets of the Company and its Subsidiaries, taken as a whole or (ii) the ability of the Company or Hospitality to consummate the Mergers before the End Date; provided, however, that in the case of clause (i), no effect, event, development or change resulting from, arising out of, attributable to or relating to any of the following shall be deemed to be or constitute a “Company Material Adverse Effect,” and no effect, event, development or change (by itself or when aggregated or taken together with any and all other such effects, events, developments or changes) to the extent resulting from, arising out of, attributable to, or related to any of the following shall be taken into account when determining whether a “Company Material Adverse Effect” has occurred or would reasonably be likely to occur: (a) general economic conditions (or changes in such conditions) in the United States or any region thereof or any other country or region in the world, or conditions in the global economy generally; (b) conditions (or changes in such conditions) in the securities markets, credit markets, currency markets or other financial markets in the United States or any region thereof or any other country or region in the world, including (i) changes in interest rates in the United States or any other country or region in the world and changes in exchange rates for the currencies of any countries and (ii) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any region thereof or any other country or region in the world; (c) conditions (or changes in such conditions) in any of the industries in which the Company and or its Subsidiaries conduct business; (d) political conditions (or changes in such conditions) in the United States or any region thereof or any other country or region in the world or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any region thereof or any other country or region in the world; (e) any Force Majeure event; (f) the announcement of this Agreement or the pendency or consummation of the transactions contemplated hereby, including (i) the identity of Parent and its affiliates and (ii) the impact thereof on relationships, contractual or otherwise, with customers, suppliers, licensors, distributors, partners or employees (provided that this clause (f) shall not apply to any representation or warranty in Section 5.5 and, solely to the extent related thereto, the condition set forth in Section 8.2(a)); (g) the taking of any action expressly required by this Agreement or with the consent of Parent in writing ; (h) changes in law or other legal or regulatory conditions (or the interpretation thereof), or changes in GAAP or other accounting standards (or the interpretation thereof), in each case, after the date hereof; (i) changes in the stock price of the Paired Common Shares or the trading volume of the Paired Common Shares, or any failure by the Company or Hospitality to meet any public estimates or expectations of the revenue, earnings or other financial performance or results of operations of the Company or Hospitality for any period, or any failure by any Paired Entity or Paired Entities Subsidiary to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (but not, in each case, the underlying cause of such changes or failures, unless such changes or failures would otherwise be excepted from this definition); or (j) any litigation by the stockholders of the Paired Entities related to this Agreement, the Mergers or other transactions contemplated hereby; except to the extent such effects, events,  developments or changes to the extent resulting from, arising out of, attributable to or related to the matters described in the foregoing clauses (a) through (e) and (h) disproportionately adversely affect the Company and its Subsidiaries, taken as a whole, as compared to other companies that conduct business in the United States and in the industries in which the Company and its Subsidiaries conduct business (in which case, such adverse effects (if any) shall be taken into account when determining whether a “Company Material Adverse Effect” has occurred or would reasonably be likely to occur solely to the extent they are disproportionate).

“Company Preferred Stock” means shares of preferred stock, par value $0.01 per share, of the Company.

“Contracts” means any contracts, agreements, licenses, notes, bonds, mortgages, indentures, commitments, leases or other instruments or obligations, other than any Employee Program.

“Corporate Offices Lease” means that certain Lease, dated as of May 11, 2011, by and between Everett Building, LLC, and HVM, L.L.C., as amended by that certain First Lease Amendment, dated as of September 9, 2014, by and between Everett Building LLC, and ESA Management, LLC, as further amended by that certain Second Lease Amendment, dated as of  March 9, 2018, by and between NW Everett Building LP, and ESA Management, LLC, as further amended by that certain Third Lease Amendment, dated as of February 19, 2021, by and between NW Everett Building LP, and ESA Management, LLC.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Laws, guidelines or recommendations promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the CARES Act and Families First Act.

“COVID-19 Response” means any action reasonably taken, or reasonably omitted to be taken, by the Company in connection with or resulting from COVID-19 or any COVID-19 Measure.

“Cut-Off Time” means 11:59 p.m. (New York City time) on April 28, 2021; provided that, if the foregoing time would be during (x) a Notice Period with respect to the Company’s or Hospitality’s intention to terminate this Agreement pursuant to Section 9.1(c)(i) to enter into a definitive agreement with respect to a Qualified Proposal that the Company Board and Hospitality Board have determined (in accordance with Section 7.5(b)) constitutes a Superior Proposal or (y) an Excluded Party Notice Period, then the Cut-Off Time shall be extended, solely with respect to the Excluded Party making such Qualified Proposal in respect of such the Excluded Party Notice Period, such that the date of the Cut-Off Time is the last day of such Notice Period or the last Excluded Party Notice Period, as applicable (which, for the avoidance of doubt, could result in the Cut-Off Time being extended on multiple occasions in connection with multiple Notice Periods and Excluded Party Notice Periods).

“Emergency” means an emergency situation which presents a direct risk of human injury or loss of life or of material damage or destruction of property or tangible assets.

“Environmental Laws” means any Law governing matters arising out of or relating to health and safety (as it relates to exposure to Hazardous Materials), or pollution or protection of the environment.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Party” means any person or group of persons (including, with respect thereto, their Representatives, their affiliates and their prospective financing sources, but excluding Parent and its Subsidiaries) from whom the Paired Entities or any of their Representatives have received, after the execution of this Agreement and prior to the First Period Expiration Time, a bona fide written Acquisition Proposal that the Company Board and the Hospitality Board after consultation with their financial advisors and outside legal counsel, determine in good faith, prior to or within one (1) Business Days after the First Period Expiration Time, constitutes or would reasonably be expected to lead to a Superior Proposal and provides written notice to Parent promptly (and in any event within 48 hours) of such determination (such Acquisition Proposal, a “Qualified Proposal”); provided, that the Company and Hospitality commence, at or prior to the Cut-Off Time, a Notice Period with respect to their intention to terminate this Agreement pursuant to Section 9.1(c)(i) to enter into a definitive agreement providing for the implementation of such Qualified Proposal that the Company Board and Hospitality Board, have determined (in accordance with Section 7.5(b)) constitutes a Superior Proposal; provided, further, that any person (or group) shall cease to be an Excluded Party if (i) the Qualified Proposal submitted by such person (or group) is withdrawn, terminated or expires (it being understood that any amendment, modification or replacement of such Qualified Proposal shall not, in and of itself, be deemed a withdrawal of such Qualified Proposal), (ii) the last Excluded Party Notice Period with respect to such person (or group) expires, (iii) in the case of a group, the persons in such group as of the time such group submitted their Qualified Proposal that most recently rendered such group an Excluded Party cease to constitute in the aggregate at least 75% of the equity financing (measured by voting power or value) of such group or (iv) the Cut-Off Time occurs.

“Excluded Party Notice Period” means, with respect to an Excluded Party, a period of three (3) Business Days commencing upon the expiration of the first Notice Period with respect to the Company’s or Hospitality’s intention to terminate this Agreement pursuant to Section 9.1(c)(i) to enter into a definitive agreement with respect to a Qualified Proposal which was submitted by such Excluded Party that the Company Board and the Hospitality Board have determined (in accordance with Section 7.5(b)) constitutes a Superior Proposal, it being agreed that if a new Notice Period is commenced, at or before the expiration of such three (3) Business Day period, with respect to the Company’s or Hospitality’s, as applicable, intention to terminate this Agreement pursuant to Section 9.1(c)(i) to enter into a definitive agreement providing for the implementation of such Superior Proposal, as materially revised, then a new Excluded Party Notice Period of two (2) Business Days shall commence upon the expiration of such new Notice Period (and another new Excluded Party Notice Period of two (2) Business Days shall commence upon the expiration of any further such new Notice Period that commences at or before the expiration of the prior Excluded Party Notice Period), it being understood that if any Excluded Party Notice Period expires without such new Notice Period having been commenced at or before such expiration, there shall be no further Excluded Party Notice Periods with respect to such Excluded Party.

“Financing” means the Equity Financing and the Debt Financing.

“First Period Expiration Time” means April 14, 2021.

“Force Majeure” means any force majeure event, including any earthquake, hurricane, tsunami, tornado, flood, mudslide, tropical storm, fire, epidemic, pandemic or other similar outbreak or any other natural or human made disaster or weather condition or national, international or regional calamity, including any event, fact, condition, or circumstance resulting from COVID-19 or the worsening thereof.

“Foreign Regulatory Approval Date” means the first date upon which all waiting periods (and any extensions thereof) under the Antitrust Laws in the jurisdictions listed on Schedule 7.2 of the Paired Entities Disclosure Schedule that are required to be terminated or expired prior to the Closing shall have been terminated or expired, and all approvals required under Antitrust Laws in the jurisdictions listed on Schedule 7.2 of the Paired Entities Disclosure Schedule required to be obtained prior to the Closing shall have been obtained or deemed to have been obtained.

“Franchise Agreement Document” means a franchise agreement pursuant to which the Company, Hospitality or any Paired Entities Subsidiary, as franchisor, grants any rights to any party other than the Company, Hospitality or any Paired Entities Subsidiary, to operate any hotel or other lodging facility.

“Franchise Disclosure Document” means a franchise disclosure document prepared in accordance with the applicable Franchise Laws.

“Franchise Laws” means the Federal Trade Commission trade regulation rule entitled “Disclosure Requirements and Prohibitions Concerning Franchising,” 16 C.F.R. 436.1 et. seq., and any other state Law regulating the offer and/or sale of franchises, business opportunities, sell-assisted marketing plans, or similar relationships.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Hazardous Materials” means any material defined as a “hazardous substance” or “hazardous waste” under any Environmental Law.

“Hospitality Additional Consideration” means 40.1% of the Additional Consideration, if any, rounded to the nearest one-tenth of a cent.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means (a) indebtedness for borrowed money, secured or unsecured, (b) lease obligations required to be capitalized in accordance with GAAP, (c) obligations under interest rate cap, swap, collar or similar transactions or currency hedging transactions (valued at the termination value thereof), and (d) guarantees of any of the foregoing of any other person.

“Intellectual Property” means all U.S., state and foreign intellectual property including all (a) patents, patent applications and technology, (b) Trademarks, service marks, trade dress, logos, trade names, corporate names, domain names and other source identifiers, and registrations and applications for registration thereof, including the Paired Entities Marks, (c) software, reservation systems, copyrightable works, copyrights, and registrations and applications for registration thereof and (d) trade secrets under applicable Law, including confidential and proprietary information, customer information and know-how.

“Intervening Event” means a material event, fact, development, change in circumstance or occurrence with respect to any of the Paired Entities and the Paired Entities Subsidiaries that (a) is neither known, nor reasonably foreseeable, by the Company Board or Hospitality Board, as applicable, as of or prior to the execution and delivery of this Agreement and (b) first occurs, arises or becomes known to the Company Board or Hospitality Board, as applicable, after the execution and delivery of this Agreement and on or prior to the date of the Requisite Vote; provided, however that none of the following will constitute, or be considered in determining whether there has been, an Intervening Event: (i) the receipt, existence of or terms of an Inquiry or Acquisition Proposal or any matter relating thereto or consequence thereof and (ii) changes in the market price or trading volume of the Paired Common Shares or the fact that the Paired Entities meet or exceed internal or published projections, budgets, forecasts or estimates of revenues, earnings or other financial results for any period (provided, however, that the underlying causes of such change or fact shall not be excluded by this clause (ii)).

“IRS” means the United States Internal Revenue Service.

“knowledge of the Paired Entities” or any or any similar phrase means the actual (and not the constructive or imputed) knowledge, after reasonable inquiry, of those individuals identified in Section 10.2(b) of the Paired Entities Disclosure Schedule

“Laws” means any domestic or foreign laws, statutes, ordinances, rules, regulations, codes or executive orders enacted, issued, adopted, promulgated or applied by any Governmental Entity.

“Legal Actions” means any action, claims, demands, suit, proceeding, hearing, or investigation of, in each case, in or before any Governmental Entity.

“Liability” means any liabilities or obligations of any kind, whether accrued, contingent, absolute, inchoate or otherwise.

“Orders” means any orders, judgments, injunctions, awards, decrees or writs handed down, adopted or imposed by any Governmental Entity.

“Paired Common Shares” means paired shares, each of which consists of one share of Company Common Stock and one share of Hospitality Class B Common Stock.

“Paired Entities Marks” has the meaning set forth in Section 10.2(a) of the Paired Entities Disclosure Schedule.

“Pairing Agreement” means the Pairing Agreement, dated as of November 12, 2013, by and between the Company and Hospitality.

“Parent Material Adverse Effect” means any effect, event, development or change that, individually or in the aggregate with all other effects, events, developments or changes, would reasonably be expected to be materially adverse to the ability of Parent, MergerCo 1 or MergerCo 2 to consummate the Mergers before the End Date.

“Parent Parties” means, collectively, Parent, MergerCo 1, MergerCo 2, the Guarantor or any of their respective former, current or future directors, officers, employees, agents, general or limited partners, managers, members, stockholders, affiliates, successors or assignees or any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder, affiliate, successor or assignee of any of the foregoing.

“Patriot Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Public Law 107-56 signed into law October 26, 2011, as amended or modified from time to time.

“person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d) of the Exchange Act).

“Prior Sale Agreement” means any purchase or sale Contract relating to any real property or leasehold interest in any Ground Lease conveyed, transferred, assigned or otherwise disposed of by any Paired Entity or any Paired Entities Subsidiaries since January 1, 2018, except for easements or similar interests.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, dis-charging, injecting, escaping, leaching, dumping or disposing into the environment.

“Representatives” means, (a) when used with respect to Parent, the directors, officers, employees, consultants, accountants, legal counsel, investment bankers, financing sources, agents and other representatives of Parent or any of its affiliates and (b) when used with respect to any Paired Entity or any other person, the directors, officers, employees, consultants, accountants, legal counsel, investment bankers, agents and other representatives of any Paired Entity or any of the Paired Entities Subsidiaries or any such other person.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” means, with respect to any person, any corporation 50% of whose outstanding voting securities, or any partnership, joint venture or other entity 50% of whose total equity interest, is directly or indirectly owned by such person.  For the avoidance of doubt, Hospitality is a Subsidiary of the Company.

“Superior Proposal” means a bona fide written Acquisition Proposal (provided that, for purposes of this definition, references in the definition of “Acquisition Proposal” to “15% or more” shall be deemed references to 50% or more) that the Company Board and the Hospitality Board determine in their good faith judgment, after receiving the advice of their financial advisor outside legal counsel, and after taking into account all the terms and conditions of the Acquisition Proposal, (A) would result, if consummated, in a transaction that is more favorable to the holders of Paired Common Shares (solely in their capacity as such) from a financial point of view than those contemplated by this Agreement (including any revisions to this Agreement that are proposed in writing by Parent in response thereto and any other information provided by Parent) and (B) is reasonably likely to be consummated, after taking into account (x) the financial, legal, regulatory and any other aspects of such proposal, (y) the likelihood and timing of consummation (as compared to the transactions contemplated by this Agreement) and (z) any revisions to this Agreement that are proposed in writing by Parent in response thereto and any other information provided by Parent.

“Tax Protection Agreements” means any Contract to which any Paired Entity or Paired Entities Subsidiary a party pursuant to which: (a) any liability to holders of equity of a Subsidiary that is classified as a partnership for U.S. federal income tax purposes (the “Partnership Interests”) relating to Taxes may arise and give rise to an indemnity obligation by a Paired Entity or Paired Entities Subsidiary, whether or not as a result of the consummation of the transactions contemplated by this Agreement; (b) in connection with the deferral of income Taxes of a holder of Partnership Interests, any Paired Entity or Paired Entities Subsidiary has agreed to (i) maintain a minimum level of debt or continue a particular debt or allow a partner to guarantee any debt, (ii) retain or not dispose of assets for a period of time that has not since expired, (iii) make or refrain from making Tax elections, (iv) operate (or refrain from operating) in a particular manner, (v) only dispose of assets in a particular manner, (vi) use (or refrain from using) a specified method of taking into account book tax disparities under Section 704(c) of the Code with respect to one or more properties and/or (vii) use (or refrain from using) a particular method of allocating one or more liabilities of such party or any of its direct or indirect subsidiaries under Section 752 of the Code; and/or (c) holders of equity of such Subsidiary have guaranteed, indemnified or assumed debt of such Subsidiary (or its Subsidiary).

“Tax Returns” means all reports, returns, declarations, statements or other information supplied or required to be supplied to a taxing authority in connection with Taxes including any information return, claim for refund, amended return and declaration of estimated Tax and including any schedule or attachment hereto.

“Taxes” means any and all federal, state, local or foreign taxes and similar charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any taxing authority, including, without limitation: taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, license, capital stock, employment, payroll, employment, social security (or similar), worker’s compensation, unemployment compensation or net worth taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, gains, alternative or add-on minimum taxes, duties, customs, or other similar charges, together with any interest or penalty, or other addition to tax imposed by any Governmental Entity.

“Third Party” means any person other than Parent, MergerCo 1, MergerCo 2 and their respective affiliates.

“Trademarks” means U.S., state and non-U.S. trademarks, service marks, trade names, corporate names, designs, logos, slogans, social media identifiers, domain names and general intangibles of like nature, including all goodwill associated therewith, and any registrations and applications to register the foregoing.

“Transfer” means (i) any direct or indirect offer, sale, assignment, encumbrance, gift pledge, hypothecation, disposition, loan or other transfer (whether by merger, consolidation, division, conversion, business combination, operation of Law or otherwise), either voluntary or involuntary, or entry into any option or other Contract, arrangement or understanding with respect to any offer, sale, assignment, encumbrance, pledge, hypothecation, disposition, loan or other transfer (whether by merger, consolidation, division, conversion, business combination, operation of Law or otherwise), of any shares of Hospitality Class A Common Stock or any interest therein (in each case other than this Agreement), (ii) the deposit of shares of Hospitality Class A Common Stock into a voting trust, the entry into a voting agreement or arrangement (other than this Agreement) with respect to such shares or the grant of any proxy or power of attorney (other than this Agreement) with respect to such shares, (iii) entry into any hedge, swap or other transaction or Contract which is designed to (or is reasonably expected to lead to or result in) a transfer of the economic consequences of ownership of any shares of Hospitality Class A Common Stock, whether any such transaction is to be settled by delivery of such shares, in cash or otherwise or (iv) entry into any Contract or commitment (whether or not in writing) to take any of the actions referred to in the foregoing clauses (i), (ii), (iii) or (iv) above.

“Transfer Right” means, with respect to the Company, Hospitality or any Paired Entities Subsidiary, a buy/sell, put option, call option, option to purchase, a marketing right, a forced sale, tag or drag right or a right of first offer, right of first refusal or right that is similar to any of the foregoing, pursuant to the terms of which the Company, Hospitality or any Paired Entities Subsidiary, on the one hand, or another person, on the other hand, could be required to purchase or sell the applicable equity interests of any person or any real property.

10.3       Terms Defined Elsewhere.  The following terms are defined elsewhere in this Agreement, as indicated below:

“2021 AIP Bonuses”	Section 7.9(f)
“Agreement”	Preamble
“AIP”	Section 7.9(f)
“Alternative Acquisition Agreement”	Section 7.5(b)(i)
“Antitrust Filings”	Section 7.2
“Appraisal Rights Provisions”	Section 3.3(a)
“Below VP AIP Participant”	Section 7.9(f)
“Blackstone Sponsor”	Recitals
“Board Recommendations”	Section 5.19(a)
“Book-Entry Share”	Section 3.1(b)
“Capitalization Date”	Section 5.3(a)
“Certificate”	Section 3.1(b)
“Certificate of Mergers”	Section 1.2(b)
“Change of Recommendation”	Section 7.5(b)(i)
“Closing”	Section 1.3
“Closing Date”	Section 1.3
“COBRA”	Section 5.15(c)
“Company”	Preamble
“Company Board”	Recitals
“Company Board Recommendation”	Section 5.19(a)
“Company Bylaws”	Section 1.4(a)
“Company Certificate of Incorporation”	Section 1.4(a)
“Company Certificate of Merger”	Section 1.2(a)
“Company Common Stock”	Section 2.1(b)
“Company Dissenting Shares”	Section 3.3(a)
“Company Equity Plans”	Section 5.3(c)
“Company Excess Common Stock”	Section 5.3(a)
“Company Excess Preferred Stock”	Section 5.3(a)
“Company Excluded Shares”	Section 2.1(b)
“Company Merger”	Recitals
“Company Merger Consideration”	Section 2.1(d)
“Company Surviving Corporation”	Section 1.1(a)
“Company Surviving Corporation Common Stock”	Section 2.1(a)
“Confidentiality Agreement”	Section 7.7(b)
“Debt Financing”	Section 7.1(b)
“Delaware Courts”	Section 10.10
“DGCL”	Recitals
“Dissenting Shares”	Section 3.3(b)
“DSOS”	Section 1.2(a)

“DTC”	Section 3.1(b)
“Effective Time”	Section 1.2(c)
“Eligible Shares”	Section 3.1(a)
“Employee Programs”	Section 5.15(a)
“Encumbrances”	Section 5.12(a)
“End Date”	Section 9.1(b)(iii)
“Environmental Permits”	Section 5.14
“Equity Financing”	Section 4.5
“Equity Plans”	Section 5.3(c)
“ERISA Affiliate”	Section 5.15(f)
“Excluded Shares”	Section 2.2(b)
“Expenses”	Section 7.4
“Extension Notice”	Section 1,4
“Fried Frank”	Section 8.2(d)
“Governmental Entity”	Section 4.3
“Guarantor”	Recitals
“Hospitality Board”	Recitals
“Hospitality Board Recommendation”	Section 5.19(a)
“Hospitality Bylaws”	Section 1.4(b)
“Hospitality Certificate of Incorporation”	Section 1.4(b)
“Hospitality Certificate of Merger”	Section 1.2(b)
“Hospitality Class A Common Stock”	Section 2.2(b)
“Hospitality Class B Common Stock”	Section 2.2(b)
“Hospitality Dissenting Shares”	Section 3.3(b)
“Hospitality Equity Plan”	Section 5.3(c)
“Hospitality Excess Class A Stock”	Section 5.3(b)
“Hospitality Excess Class B Stock”	Section 5.3(b)
“Hospitality Excess Preferred Stock”	Section 5.3(b)
“Hospitality Excluded Shares”	Section 2.2(b)
“Hospitality Merger”	Recitals
“Hospitality Merger Consideration”	Section 2.2(d)
“Hospitality Penny Preferred Stock”	Section 5.3(b)
“Hospitality Preferred Stock”	Section 2.2(e)
“Hospitality Surviving Corporation”	Section 1.1(b)
“Hospitality Surviving Corporation Common Stock”	Section 2.2(c)
“Indebtedness”	Section 10.2
“Indemnified Parties”	Section 7.6(a)
“Joint Proxy Statement”	Section 7.1(a)
“Lease Documents”	Section 5.12(b)
“Leased Properties”	Section 5.12(b)
“Licensed Intellectual Property”	Section 5.13
“Limited Guarantee”	Recitals
“Material Contract”	Section 5.11(a)
“Maximum Premium”	Section 7.6(c)
“Merger Consideration”	Section 2.2(d)
“MergerCo 1”	Preamble

“MergerCo 2”	Preamble
“Mergers”	Recitals
“Notice Period”	Section 7.5(b)(ii)
“Organizational Documents”	Section 5.1(c)
“Other Bonus Plan”	Section 7.9(g)
“Owned Intellectual Property”	Section 5.13
“Owned Real Property”	Section 5.12(a)
“Paired Entities”	Preamble
“Paired Entities Disclosure Schedule”	Article V
“Paired Entities Properties”	Section 5.12(a)
“Paired Entities SEC Reports”	Section 5.6(a)
“Paired Entities Subsidiaries”	Section 5.1(b)
“Paired Entity Employees”	Section 7.9(a)
“Parent”	Preamble
“Parent Termination Fee”	Section 9.2(c)
“Paying Agent”	Section 3.1(a)
“Paying Agent Agreement”	Section 3.1(a)
“Payment Fund”	Section 3.1(a)
“Permits”	Section 5.8(b)
“Permitted Encumbrances”	Section 5.12(a)
“Purchaser Welfare Benefit Plans”	Section 7.9(e)
“REIT”	Section 5.10(b)
“REIT Opinion”	Section 8.2(d)
“Requisite Company Vote”	Section 5.19(b)
“Requisite Hospitality Vote”	Section 5.19(b)
“Requisite Vote”	Section 5.19(b)
“Starwood Sponsor”	Recitals
“Service Provider” “Special Meeting”	Section 5.15(d) Section 7.1(c)
“Stock Unit”	Section 2.3(a)
“Termination Fee”	Section 9.2(b)
“Transaction Litigation”	Section 7.15(b)
“WARN”	Section 5.16(a)

10.4       Interpretation.  The words “hereto,” “hereof,” “herein,” “hereunder” and words of similar import when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The headings and table of contents contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. All references in this Agreement to Articles, Sections and Exhibits shall refer to Articles and Sections of, and Exhibits to, this Agreement unless the context shall require otherwise. The words “include,” “includes” and “including” shall not be limiting and shall be deemed to be followed by the phrase “without limitation.” The word “day” means calendar day, and any reference to a number of days shall refer to calendar days (unless Business Days are specified). When calculating the period of time before which, within which or following which any act is to be done or step is to be taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day. Any reference in this Agreement to “$” means U.S. dollars. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”. The word “or” is not exclusive and the words “will” and “will not” are expressions of command and not merely expressions of future intent or expectation, in each case, unless the context otherwise requires. References to the “ordinary course” or the “ordinary course of business” for any person shall refer to an action taken by a person that is consistent in all material respects in nature, scope, and magnitude with the past practices of such person and is taken in the ordinary course of the normal operations of such person (including, for the avoidance of doubt, any COVID-19 Response by the Paired Entities prior to the date of this Agreement).  Except as otherwise specifically provided herein, all references in this Agreement to any statute include the rules and regulations promulgated thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time and in the case of any such amendment, re-enactment, consolidation or replacement, reference herein to a particular provision shall be read as referring to such amended, re-enacted, consolidated or replaced provision and also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith. Except as otherwise specifically provided herein, all references in this Agreement to any agreement (including this Agreement), Contract, document or instrument mean such agreement, Contract, document or instrument as amended, supplemented, qualified, modified, varied, restated or replaced from time to time in accordance with the terms thereof and, unless otherwise specified therein, include all schedules, annexes, addendums, exhibits and any other documents attached thereto, in each case as of the date hereof and only to the extent made available as of the date hereof. To the extent this Agreement refers to information or documents having been made available (or delivered or provided) to Parent, the Paired Entities shall be deemed to have satisfied such obligation if the Paired Entities or its Representatives prior to the date hereof made such information or document available (or delivered or provided such information or document) in any virtual data rooms established by or on behalf of the Paired Entities in connection with the Mergers and the other transactions contemplated by this Agreement or otherwise to Parent or any of its Representatives.

10.5       No Survival.  Except for any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time (which shall survive the Effective Time), none of the representations, warranties, covenants and agreements contained in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Effective Time, and thereafter there shall be no Liability on the part of either Parent, MergerCo 1, MergerCo 2, the Company or Hospitality or any of their respective officers, directors or stockholders in respect thereof. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 9.4 without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

10.6      Miscellaneous.  This Agreement (including the Paired Entities Disclosure Schedule and Exhibits) (a) constitutes, together with the Confidentiality Agreement and the Limited Guarantee, the entire agreement and supersedes all of the prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, (b) shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and assigns in accordance with and subject to the terms of this Agreement, and is not intended to confer upon any other person any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, except that Section 7.6 is intended to be for the benefit of those persons described therein and the covenants contained therein may be enforced by such persons and (c) may be executed in two or more counterparts which together shall constitute a single agreement.

10.7       Remedies.

(a)         The parties hereto agree that if any of the provisions of this Agreement are not performed by a Paired Entity in accordance with their specific terms or are otherwise breached, irreparable damage would occur, no adequate remedy at Law would exist and damages would be difficult to determine, and accordingly, prior to termination of this Agreement, (i) Parent, MergerCo 1 and/or MergerCo 2 shall be entitled to injunction or injunctions to prevent breaches of this Agreement by a Paired Entity and to specific performance of the terms hereof, in addition to any other remedy to which Parent, MergerCo 1 or MergerCo 2 are entitled at Law or in equity, (ii) the Paired Entities waive any requirement for the securing or posting of any bond or other security in connection with the obtaining of any specific performance or injunctive relief and (iii) the Paired Entities shall not allege, and each of the Paired Entities hereby waive, that there is an adequate remedy at Law or that a remedy of specific performance or an injunction is unenforceable, invalid, contrary to Law or inequitable for any reason.  The parties hereto explicitly agree that the Paired Entities shall not be entitled to an injunction, specific performance or other equitable relief to prevent and/or remedy a breach of this Agreement by Parent, MergerCo 1 or MergerCo 2 (or to enforce specifically the terms and provisions hereof); provided, however, that the Paired Entities shall be entitled to seek specific performance to prevent any breach by Parent of Section 7.7(b).  In no event shall the Paired Entities have the right to seek or obtain money damages or expense reimbursement (whether based in contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Laws or otherwise and whether by or through attempted piercing of the corporate, limited liability company or partnership veil, by or through a claim by or on behalf of a party or another person or otherwise) from Parent, MergerCo 1 or MergerCo 2 other than, and the Paired Entities’ sole and exclusive remedy relating to a breach of this Agreement by Parent, MergerCo 1 or MergerCo 2 or otherwise shall be, the right of the Paired Entities to seek payment of the Parent Termination Fee solely to the extent payable pursuant to Section 9.2(c), and the indemnification and reimbursement obligations of Parent contained in Section 7.11(d), the last sentence of Section 7.17 and the last sentence of Section 9.2(d).

(b)         The parties further agree (i) the seeking of remedies pursuant to Section 10.7(a) shall not in any respect constitute a waiver by any of Parent, MergerCo 1 or MergerCo 2  seeking such remedies of its respective right to seek any other form of relief that may be available to it under this Agreement, including under Section 9.2, in the event that this Agreement has been terminated or in the event that the remedies provided for in Section 10.7(a) are not available or otherwise not granted and (ii) nothing set forth in this Agreement shall require Parent, MergerCo 1 or MergerCo 2 to institute any Legal Action for (or limit any of Parent’s, MergerCo 1’s or MergerCo 2’s right to institute any proceeding for) specific performance under this Section 10.7 prior or as a condition to exercising any termination right under Article IX (and pursuing damages after such termination), nor shall the commencement of any Legal Action by any of Parent, MergerCo 1 or MergerCo 2 seeking remedies pursuant to Section 10.7(a) or anything set forth in this Section 10.7 restrict or limit Parent’s right to terminate this Agreement in accordance with the terms of Article IX or pursue any other remedies under this Agreement that may be available then or thereafter.

(c)         Notwithstanding anything to the contrary in this Agreement, the maximum aggregate liability of Parent, MergerCo 1 and MergerCo 2 together for any losses, damages, costs or expenses of the Company, Hospitality or their affiliates relating to the failure of the transactions contemplated by this Agreement to be consummated, or a breach of this Agreement by Parent, MergerCo 1 or MergerCo 2 or otherwise in connection with this Agreement or the transactions contemplated hereunder, shall be limited to an amount equal to (i) the Parent Termination Fee, amounts payable by the Parent pursuant to Section 7.11(d), the last sentence of Section 7.17 and the last sentence of Section 9.2 (the “Liability Limitation”), and in no event shall the Company, Hospitality or any of their affiliates seek any amount in excess of the Liability Limitation in connection with this Agreement or the transactions contemplated hereby or in respect of any other document or theory of law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or in equity, in contract, tort or otherwise.  Each of the Company and Hospitality agrees that it has no right of recovery against, and no personal liability shall attach to, any of the Parent Parties (other than Parent, MergerCo 1 or MergerCo 2 to the extent provided in this Agreement and Blackstone Real Estate Services L.L.C. and Starwood Capital Group Global, LLC to the extent provided in their respective Confidentiality Agreement), through Parent, MergerCo 1 or MergerCo 2 or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil, by or through a claim by or on behalf of Parent, MergerCo 1 or MergerCo 2 against any Parent Party, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any applicable Law, whether in contract, tort or otherwise, except for its rights to recover from the Guarantors (but not any other Parent Party) under and to the extent provided in the Limited Guarantee and subject to the Liability Limitation and the other limitations described therein.  Recourse against the Guarantors under the Limited Guarantee shall be the sole and exclusive remedy of the Company, Hospitality and their affiliates against the Guarantors and any other Parent Party (other than Parent, MergerCo 1 or MergerCo 2 to the extent provided in this Agreement and  Blackstone Real Estate Services L.L.C. and Starwood Capital Group Global, LLC to the extent provided in their respective Confidentiality Agreement) in connection with this Agreement or the transactions contemplated hereby or in respect of any other document or theory of law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or in equity, in contract, in tort or otherwise.  Without limiting the rights of the Company or Hospitality against Parent, MergerCo 1 or MergerCo 2 hereunder and  Blackstone Real Estate Services L.L.C. or Starwood Capital Group Global, LLC under their respective Confidentiality Agreement, in no event shall the Company, Hospitality or their affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover damages from, any Parent Party (other than the Guarantors to the extent provided in the Limited Guarantee and subject to the Liability Limitation and the other limitations described therein).

10.8      Assignment.  Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assignable or delegable (as the case may be), in whole or in part, by operation of Law or otherwise, without the prior written consent of each of the other parties hereto, and any attempted or purported assignment or delegation in violation of this Section 10.8 shall be null and void, except that Parent, MergerCo 1 and MergerCo 2 may, without the prior written consent of the Paired Entities, assign all or any of their rights and obligations hereunder to any of their affiliates; provided, however, that no such assignment shall relieve the assigning party of its obligations hereunder if such assignee does not perform its obligations.

10.9       Severability.  The provisions of this Agreement shall be deemed severable and the illegality, invalidity or unenforceability of any provision shall not affect the legality, validity or enforceability of any other provision hereof. If any provision of this Agreement, or the application thereof to any person or circumstance is held illegal, invalid or unenforceable, (a) a suitable and equitable provision, to be negotiated in good faith by the parties hereto, shall be substituted therefor in order to carry out, so far as may be legal, valid and enforceable, the intent and purpose of such illegal, invalid or unenforceable provision, and (b) the remainder of this Agreement, and the application of such provision to other persons or circumstances, shall not be affected illegality, invalidity or unenforceability, nor shall such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

10.10     Choice of Law/Consent to Jurisdiction.  All disputes, claims or controversies arising out of or relating to this Agreement, or the  negotiation, validity or performance of this Agreement, or the transactions contemplated hereby shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its rules of conflict of laws. Each of the Company, Hospitality, Parent, MergerCo 1 and MergerCo 2 hereby irrevocably and unconditionally consents to submit to the sole and exclusive jurisdiction of the Court of Chancery in the State of Delaware and the federal courts of the United States of America located in the State of Delaware (the “Delaware Courts”) for any litigation arising out of or relating to this Agreement, or the negotiation, validity or performance of this Agreement, or the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the Delaware Courts and agrees not to plead or claim in any Delaware Court that such litigation brought therein has been brought in any inconvenient forum. The parties to this Agreement agree that mailing of process or other papers in connection with any such litigation in the manner provided in Section 10.1 or in such other manner as may be permitted by applicable Laws, shall be valid and sufficient service thereof.

10.11     Gender Neutral.  Wherever used herein, a pronoun in the masculine gender shall be considered as including the feminine gender unless the context clearly indicates otherwise.

10.12    Disclosure Schedules.  The Paired Entities Disclosure Schedule shall be arranged in Sections corresponding to the numbered sections contained in this Agreement, and the disclosure in any Section shall qualify (a) the corresponding Section or subsection of this Agreement and (b) the other sections or subsections of this Agreement, to the extent that it is reasonably apparent from on the face of such disclosure that it also qualifies or applies to such other sections. The information set forth in the Paired Entities Disclosure Schedule is disclosed solely for the purposes of this Agreement, and the inclusion of any information in the Paired Entities Disclosure Schedule shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed, is material, has resulted in or would result in a Company Material Adverse Effect or is outside the ordinary course of business.  No information set forth therein shall be deemed to be an admission by any party hereto to any third party of any matter whatsoever, including any violation of Law or breach of any agreement or other instrument or obligation.

10.13     No Agreement Until Executed.  Irrespective of negotiations among the parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding among the parties hereto unless and until (a) the Company Board and the Hospitality Board have approved, for purposes of any applicable provision of the Company Certificate of Incorporation and the Hospitality Certificate of Incorporation, the terms of this Agreement, and (b) this Agreement is executed by the parties hereto.

10.14     Waiver of Jury Trial.  Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any Legal Action arising out of or relating to this Agreement or the transactions contemplated by this Agreement. Each party to this Agreement certifies and acknowledges that (a) no Representative of any other party has represented, expressly or otherwise, that such other party would not seek to enforce the foregoing waiver in the event of a Legal Action, (b) such party has considered the implications of this waiver, (c) such party makes this waiver voluntarily, and (d) such party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 10.14.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, Parent, MergerCo 1, MergerCo 2, the Company and Hospitality have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

EAGLE PARENT HOLDINGS L.P.

By: Eagle Parent GP LLC, its general partner

By:	/s/ Scott Trebilco
Name: Scott Trebilco
Title: Managing Director and Vice President

By:	/s/ Akshay Goyal
Name: Akshay Goyal
Title: Senior Vice President

EAGLE MERGER SUB 1 CORPORATION

By:	/s/ Scott Trebilco
Name: Scott Trebilco
Title: Managing Director and Vice President

By:	/s/ Akshay Goyal
Name: Akshay Goyal
Title: Senior Vice President

EAGLE MERGER SUB 2 CORPORATION

By:	/s/ Scott Trebilco
Name: Scott Trebilco
Title: Managing Director and Vice President

By:	/s/ Akshay Goyal
Name: Akshay Goyal
Title: Senior Vice President

[Merger Agreement Signature Page]

EXTENDED STAY AMERICA, INC.

By:	/s/ Christopher Dekle
Name: Christopher Dekle
Title: General Counsel

ESH HOSPITALITY, INC.

By:	/s/ Christopher Dekle
Name: Christopher Dekle
Title: General Counsel

[Merger Agreement Signature Page]